UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018
Commission File Number 0-99

PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM
(Translation of registrant's name into English)
United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes __ No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes _X_ No __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X_

The following represents an English translation of the audited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended June 30, 2018.

Quarterly Financial Information

[105000] Management commentary

Management commentary [text block]

In addition to this document, the Company is providing a report to publish its preliminary financial and operational results for the second quarter of 2018. The Company encourages the reader to analyze this document together with the information provided in said report and annexes in addition to the transcript of its conference call announcing its quarterly results. All comparisons are made against the same period of the previous year unless otherwise specified. This call took place on July 27, 2018. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

Information Summary

- The second quarter of 2018 presented many challenges, nevertheless, PEMEX improved its performance in several indicators and made progress in strategic drivers of its Business Plan:

- Signed contracts with the CNH and partners for blocks awarded in Rounds 2.4 in deep waters and 3.1 in shallow waters.

- Total sales increased by 36% as compared to 2Q17; export sales increased by 67%

- Variable refining margin amounted to USD 4.41 per barrel; improved by USD 2.24 per barrel

- Operating income totaled MXN 119.9 billion

Main Results	2Q17	2Q18	Change %
Operative (Mbd)			
Crude Oil Production	2,013	1,866	(7.3)
Crude Oil Processing	905	704	(22.2)
Financial (MXN billion)			
Operating Income (loss)	71,541	119,868	67.6
Net Income (loss)	32,780	(163,172)	(597.8)
EBITDA	105,646	149,761	41.8

Disclosure of nature of business [text block]

Petróleos Mexicanos, its Productive State-owned Subsidiaries, its Affiliates, and its Subsidiary Entities (PEMEX), comprise the oil and gas Productive State-Owned Company of the United Mexican States. Petróleos Mexicanos is a Productive State-ow ned Company of the Federal Government of Mexico, with legal personality and equity, with technical, operational and managerial autonomy, as established on the Law of Petróleos Mexicanos.

Disclosure of management's objectives and its strategies for meeting those objectives [text block]

Petróleos Mexicanos is Mexico's oil and gas Productive State-owned Company, whose objective is to compete in an open market and maintain a leadership position in the energy sector, and to generate economic value in all of its business lines, from the exploration and extraction of hydrocarbons in Mexico and abroad, refining, industrial transformation, processing and commercialization of hydrocarbons and its derivatives

Disclosure of entity's most significant resources, risks and relationships [text block]

When evaluating the potential acquisition of securities from PEMEX, potential investors must consider all the information included in the company's Annual Report, and specially, the risk factors hereby mentioned. These risks could significantly affect PEMEX's performance and profitability but are not the only risks the Company faces. Risks described in this document are the ones PEMEX is currently aware of and that it considers relevant.

In addition, other risks may exist or emerge in the future, and influence the price of the company's securities.

Risk Factors Related to PEMEX's Operations

Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect the company's income and cash flows and the amount of hydrocarbon reserves that PEMEX has the right to extract and sell.

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond PEMEX's control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign laws and government regulations, political and other events in major oil and natural gas producing and consuming nations and actions taken by oil exporting countries, trading activity in oil and natural gas and transactions in derivative financial instruments (which PEMEX refers to as DFIs) related to oil and gas.

When international crude oil, petroleum product and/or natural gas prices are low, PEMEX generally earns less revenue and, therefore, generate lower cash flows and earn less income before taxes and duties because its costs remain roughly constant. Conversely, when crude oil, petroleum product and natural gas prices are high, PEMEX earns more revenue and its income before taxes and duties increases. Crude oil export prices, which had generally traded above U.S. $75.00 per barrel since October 2009 and traded above U.S. $100.00 per barrel as of July 30, 2014, began to fall in August 2014. After a gradual decline that resulted in per barrel prices falling to U.S. $91.16 at September 30, 2014, this decline sharply accelerated in October 2014 and prices fell to U.S. $53.27 per barrel at the end of 2014. The weighted average Mexican crude oil export price fell further in subsequent years, down to U.S. $26.54 per barrel by the end of December 2015 and to U.S. $18.90 per barrel on January 20, 2016, the lowest in twelve years, before rebounding to U.S. $46.53 per barrel on December 28, 2016. In 2017, crude oil export prices began to stabilize and during 2017 the weighted average Mexican crude oil export price was approximately U.S. $46.73 per barrel. As of June 30, 2018, the weighted average Mexican crude oil price was U.S. $59.57 per barrel. Any future decline in international crude oil and natural gas prices will have a similar negative impact on its results of operations and financial condition. These fluctuations may also affect estimates of the amount of Mexico's hydrocarbon reserves that PEMEX has the right to extract and sell, which could affect its future production levels.

PEMEX has a substantial amount of indebtedness and other liabilities and is exposed to liquidity constraints, which could make it difficult for the company to obtain financing on favorable terms and could adversely affect its financial condition, results of operations and ability to repay its debt and, ultimately, its ability to operate as a going concern.

PEMEX has a substantial amount of debt, which it has incurred primarily to finance the capital expenditures needed to carry out its capital investment projects. Due to its heavy tax burden, its cash flow from operations in recent years has not been sufficient to fund its capital expenditures and other expenses and, accordingly, PEMEX's debt has significantly increased and its working capital has decreased. The sharp decline in oil prices that began in late 2014 has had a negative impact on its ability to generate positive cash flows, which, together with its continued heavy tax burden and increased competition from the private sector, has further exacerbated its ability to fund its capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop its hydrocarbon reserves and amortize scheduled debt maturities, PEMEX will need to raise financing from a broad range of funding sources.

As of June 30, 2018, PEMEX's total debt, including accrued interest, amounted to approximately Ps. 2,070.3 billion, in nominal terms, which represents a 1.6% increase as compared to its total indebtedness, including accrued interest, of approximately Ps. Ps. 2,037.9 billion (U.S. $103.0 billion) as of December 31, 2017. 27.3% of its existing debt as of June 30, 2018, or U.S. $28.0 billion, is scheduled to mature in the next three years. As of June 30, 2018, PEMEX had a negative working capital of Ps. 8.45 billion (U.S. $425 million). Its level of debt may increase further in the short or medium term as a result of new financing activities or depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on its financial condition, results of operations and liquidity position. To service its debt, PEMEX has relied and may continue to rely on a combination of cash flows provided by its operations, drawdowns under its available credit facilities and the incurrence of additional indebtedness, including the refinancing of its existing indebtedness.

Certain rating agencies have expressed concerns regarding: (1) its heavy tax burden, (2) the total amount of its debt; (3) the significant increase in its indebtedness over the last several years; (4) its negative free cash flow during 2016, primarily resulting from its significant capital investment projects and the low price of oil; (5) the natural decline of certain of its oil fields and lower quality of crude oil; (6) its substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,287.9 billion (U.S. $64.8 billion) as of June 30, 2018; and (7) the resilience of its operating expenses notwithstanding the sharp decline in oil prices that began in late 2014.

On April 27, 2017, Moody's Investors Service affirmed PEMEX's long-term local and global scale ratings as Aa3.mx and Baa3, respectively. On August 23, 2017, Standard & Poor's announced the affirmation of the Company's foreign currency global rating and domestic currency to BBB+ and changed the rating outlook from negative to stable, in line with Mexico's sovereign credit rating. On August 3, 2017, Fitch Ratings affirmed PEMEX's credit rating of "BBB+" in both global local and global foreign currency and modified its outlook from negative to stable, in line with the change in Mexico's sovereign credit rating. On December 18, 2017, Standard & Poor's affirmed the outlook for PEMEX's credit ratings as stable and affirmed its global foreign currency credit rating as "BBB+", but lowered its global local currency credit rating from "A" to "A-", citing revisions to its methodology for calculating sovereign ratings. On April 12, 2018, Moody's Investors Service announced the revision of its outlook for PEMEX's credit ratings from negative to stable.

Any lowering of PEMEX's credit ratings may have adverse consequences on its ability to access the financial markets and/or its cost of financing. If PEMEX were unable to obtain financing on favorable terms, this could hamper its ability to obtain further financing, invest in projects financed through debt and meet its principal and interest payment obligations with its creditors. As a result, PEMEX may be exposed to liquidity constraints and may not be able to service its debt or make the capital expenditures required to maintain its current production levels and to maintain, and increase, the proved hydrocarbon reserves assigned to it by the Mexican Government, which may adversely affect its financial condition and results of operations.

If such constraints occur at a time when its cash flow from operations is less than the resources necessary to meet its debt service obligations, in order to provide additional liquidity to its operations, PEMEX could be forced to further reduce its planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A reduction in its capital expenditure program could adversely affect its financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet its obligations.

PEMEX's condensed consolidated interim financial statements have been prepared under the assumption that it will continue as a going concern. However, its independent auditors have stated in their most recent report that there is material uncertainty that may cast significant doubt on its ability to continue operating as a going concern. Its consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Actions PEMEX is taking to improve its financial condition are described in detail in Note 2 to the financial statements.

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks, blockades to its facilities, criminal acts and deliberate acts of terror that could adversely affect its business, results of operations and financial condition.

PEMEX is subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of its facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation). More specifically, its business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, oil spills, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. Criminal attempts to divert the company's crude oil, natural gas or refined products from its pipeline network and facilities for illegal sale have resulted in explosions, property and environmental damage, injuries and loss of life.

PEMEX's operations depend on its information technology systems and therefore cybersecurity plays a key role in protecting its operations. Cyber-threats and cyber-attacks are becoming increasingly sophisticated, coordinated and costly, and could be targeted at its operations. Although PEMEX has established an information security program that helps it to prevent, detect and correct vulnerabilities, and it has not yet suffered a significant cyber-attack, if the

integrity of its information technology system were to be compromised due to a cyber-attack, or due to the negligence or misconduct of its employees, its business operations could be disrupted or even paralyzed, and its proprietary information could be lost or stolen. As a result of these risks, PEMEX could face, among other things, regulatory action, legal liability, damage to its reputation, a significant reduction in revenues, an increase in costs, a shutdown of operations, or loss of its investments in areas affected by such cyber-attacks, which in turn could have a material adverse effect on its reputation, results of operations and financial condition.

PEMEX's facilities are also subject to the risk of sabotage, terrorism and blockades. For example, in early 2017 the company experienced widespread demonstrations, including blockades, as a result of the Mexican Government's increase in fuel prices during 2017, which prevented it from accessing certain of its supply terminals and caused gasoline shortages at several retail service stations in Mexico. The occurrence of these incidents related to the production, processing and transportation of oil and gas products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean-up and repair expenses, equipment damage and damage to the company's facilities, which in turn could adversely affect its business, results of operations and financial condition.

The company purchases comprehensive insurance policies covering most of these risks; however, these policies may not cover all liabilities, and insurance may not be available for some of the consequential risks. There can be no assurance that significant incidents will not occur in the future, that insurance will adequately cover the entire scope or extent of its losses or that PEMEX will not be held responsible for such incidents. The occurrence of a significant incident or unforeseen liability for which it is not fully insured or for which insurance recovery is significantly delayed could have a material adverse effect on its results of operations and financial condition.

Developments in the oil and gas industry and other factors may result in substantial write-downs of the carrying amount of certain of its assets, which could adversely affect its operating results and financial condition.

PEMEX evaluates on an annual basis, or more frequently where the circumstances require, the carrying amount of its assets for possible impairment. Its impairment tests are performed by a comparison of the carrying amount of an individual asset or a cash-generating unit with its recoverable amount. Whenever the recoverable amount of an individual asset or cash-generating unit is less than its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Changes in the economic, regulatory, business or political environment in Mexico or other markets where PEMEX operates, such as the liberalization of fuel prices pursuant to the Energy Reform and the significant decline in international crude oil and gas prices in recent years, among other factors, may result in the recognition of impairment charges in certain of its assets. Due to the decline in oil prices, it has performed impairment tests of its non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2015 and 2016, PEMEX recognized an impairment charge of Ps. 477,945 million and a net reversal of impairment in the amount of Ps. 331,314 million, respectively. As of December 31, 2017, it recognized an impairment charge of Ps. 151,444 million. As of June 30, 2018, it recognized a reversal of impairment Ps. 42,360 million. Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting its operating results and financial condition.

Increased competition in the energy sector due to the current legal framework in Mexico could adversely affect PEMEX's business and financial performance.

The *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States or the "Mexican Constitution") and the *Ley de Hidrocarburos* (Hydrocarbons Law) allows other oil and gas companies, in addition to PEMEX, to carry out certain activities related to the energy sector in Mexico, including exploration and

production activities, and the import and sale of gasoline. As a result, PEMEX faces competition for the right to explore and develop new oil and gas reserves in Mexico. It will also likely face competition in connection with certain refining, transportation and processing activities. In addition, increased competition could make it difficult for PEMEX to hire and retain skilled personnel. While it has not yet experienced significant adverse effects from increased competition, it expects competition to increase further and there can be no assurances that it will not experience such adverse effects in the future. If the company is unable to compete successfully with other oil and gas companies in the energy sector in Mexico, its results of operations and financial condition may be adversely affected.

PEMEX is increasingly participating in strategic alliances, joint ventures and other joint arrangements. These arrangements may not perform as expected, which could harm PEMEX's reputation and have an adverse effect on its business, results of operations and financial condition.

In response to the Energy Reform, PEMEX has entered into and may in the future enter into strategic alliances, joint ventures and other joint arrangements. These arrangements are intended to reduce risks in exploration and production, refining, transportation and processing activities. Its partners in such arrangements may, as a result of financial or other difficulties, be unable or unwilling to fulfill their financial or other obligations under PEMEX's agreements, threatening the viability of the relevant project. In addition, its partners may have inconsistent or opposing economic or business interests and take action contrary to its policies or objectives, which could be to their overall detriment. If its strategic alliances, joint ventures and other joint arrangements do not perform as expected, PEMEX's reputation may be harmed and its business, financial condition and results of operations could be adversely affected.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Its failure to comply with these laws could result in penalties, which could harm the company's reputation and have an adverse effect on its business, results of operations and financial condition.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Although it maintains policies and processes intended to comply with these laws, including the review of its internal control over financial reporting, it is subject to the risk that its employees, contractors or any person doing business with the company may engage in fraudulent activity, corruption or bribery, circumvent or override its internal controls and procedures or misappropriate or manipulate its assets for their personal or business advantage to its detriment. PEMEX has in place a number of systems for identifying, monitoring and mitigating these risks, but its systems may not be effective, and it cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by its officers or employees. Any failure - real or perceived - by its officers or employees to comply with applicable governance or regulatory obligations could harm its reputation, limit its ability to obtain financing and otherwise have a material adverse effect on its business, financial condition and results of operations.

If it fails to comply with any applicable anti-corruption, anti-bribery or anti-money laundering laws, PEMEX and its officers and employees may be subject to criminal, administrative or civil penalties and other measures, which could have material adverse effects on its reputation, business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare its consolidated financial statements in a timely manner and could adversely impact its reputation, ability to access financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in its industry, which, in turn, could have adverse effects on its business, results of operations and financial condition.

PEMEX's compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

A wide range of general and industry specific Mexican federal and state environmental laws and regulations apply to the company's operations; these laws and regulations are often difficult and costly to comply with and carry substantial penalties for non-compliance. This regulatory burden increases the company's costs because it requires PEMEX to make significant capital expenditures and limits the company's ability to extract hydrocarbons, resulting in lower revenues. Growing international concern over greenhouse gas emissions and climate change could result in new laws and regulations that could adversely affect PEMEX's results of operations and financial condition. International agreements, including the recent Paris Agreement approved by the Mexican Government, contemplate coordinated efforts to combat climate change. The company may become subject to market changes, including carbon taxes, efficiency standards, cap-and-trade and emission allowances and credits. These measures could increase PEMEX's operating and maintenance costs, increase the price of its hydrocarbon products and possibly shift consumer demand to lower-carbon sources.

Risk Factors Related to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on PEMEX's operations.

Deterioration in Mexico's economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect PEMEX's business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting the company's ability to obtain new financing and service its debt. Additionally, the Mexican Government announced budget cuts in November 2015, February 2016 and September 2016, in response to the recent decline in international crude oil prices, and it may cut spending in the future. Any new budget cuts could adversely affect the Mexican economy and, consequently, PEMEX's business, financial condition, operating results and prospects.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation (especially regarding the Mexican peso - U.S. dollar exchange rate) and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect PEMEX's business and ability to service its debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico's trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, PEMEX's financial condition and the company's ability to service its debt.

Changes in Mexico's exchange control laws may hamper PEMEX's ability to service its foreign currency debt.

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into other currencies. However, PEMEX cannot provide assurances that the Mexican Government will maintain its current policies with regard to the peso. In the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. Mexican Government policies preventing PEMEX from exchanging pesos into U.S. dollars could hamper the company's ability to service its foreign currency obligations, including PEMEX's debt, the majority of which is denominated in currencies other than pesos.

Mexico has experienced a period of increasing criminal activity, which could affect PEMEX's operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that PEMEX produces. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces, and PEMEX has also

established various strategic measures aimed at decreasing incidents of theft and other criminal activity directed at PEMEX's facilities and products. Despite these efforts, criminal activity continues to exist in Mexico, some of which may target PEMEX's facilities and products. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on PEMEX's financial condition and results of operations.

Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy and, in turn, PEMEX's operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, PEMEX's operations. On July 1, 2018, presidential and federal congressional elections were held in Mexico. Andrés Manuel López Obrador, member of the National Regeneration Movement (*Movimiento de Regeneración Nacional, Morena*), was the winner of the presidential election, according to results issued by the National Electoral Institute (*Instituto Nacional Electoral,* INE), and will take office on December 1, 2018 and until September 2024, in substitution of Enrique Peña Nieto, of the Institutional Revolutionary Party (*Partido Revolucionario Institucional*, PRI). The Federal Government and the Congress of the Union could revise the legal framework that regulates the energy sector in Mexico. PEMEX cannot provide any assurances that political developments in Mexico will not have an adverse effect on the Mexican economy or oil and gas industry and, in turn, PEMEX's business, results of operations and financial condition, including its ability to repay its debt.

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to physical proximity and the high degree of economic activity between the two countries generally, including the trade facilitated by the North American Free Trade Agreement ("NAFTA"). As a result, political developments in the United States, including changes in the administration and governmental policies, can have an impact on the exchange rate between the U.S. dollar and the Mexican peso, economic conditions in Mexico and the global capital markets.

Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products have also been free or exempt from tariffs. During 2017, PEMEX's export sales to the United States amounted to Ps. 302.9 billion, representing 21.7% of total sales and 59.6% of export sales for the year. In August 2017, Mexico, the United States and Canada commenced renegotiation of NAFTA. As of the date of this document, the extent or outcome of the renegotiations, as well as the expected timing for their completion, is uncertain. Any increase of import tariffs resulting from re-negotiated NAFTA terms could make it economically unsustainable for U.S. companies to import PEMEX's petrochemical, crude oil and petroleum products if they are unable to transfer those additional costs onto consumers, which would increase PEMEX's expenses and decrease its revenues, even if domestic and international prices for its products remain constant. Higher tariffs on products that PEMEX exports to the United States could also require PEMEX to renegotiate its contracts or lose business, resulting in a material adverse impact on its business and results of operations.

Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the U.S. administration may adversely affect economic conditions in Mexico. These developments could in turn have an adverse effect on PEMEX's financial condition, results of operations and ability to repay its debt.

Risk Factors Related to PEMEX's Relationship with the Mexican Government

The Mexican Government controls PEMEX and it could limit the company's ability to satisfy its external debt obligations or could reorganize or transfer PEMEX or PEMEX's assets.

PEMEX is controlled by the Mexican Government and its annual budget may be adjusted by the Mexican Government in certain respects. Pursuant to the Petróleos Mexicanos Law, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company on October 7, 2014. The Petróleos Mexicanos Law establishes a special regime governing, among other things, PEMEX's budget, debt levels, administrative liabilities, acquisitions, leases, services and public works. This special regime provides Petróleos Mexicanos with additional technical and managerial autonomy and, subject to certain restrictions, with additional autonomy with respect to PEMEX's budget. Notwithstanding this increased autonomy, the Mexican Government still controls the company and has the power to adjust PEMEX's financial balance goal, which represents its targeted net cash flow for the fiscal year based on the company's projected revenues and expenses, and its annual wage and salary expenditures, subject to the approval of the *Cámara de Diputados* (Chamber of Deputies).

The adjustments to PEMEX's annual budget mentioned above may compromise its ability to develop the reserves assigned to PEMEX by the Mexican Government and to successfully compete with other oil and gas companies that enter the Mexican energy sector. In addition, the Mexican Government's control over PEMEX could adversely affect the company's ability to make payments under any securities issued by Petróleos Mexicanos. Although Petróleos Mexicanos is wholly owned by the Mexican Government, its financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government.

The Mexican Government's agreements with international creditors may affect PEMEX's external debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos' external indebtedness was treated on the same terms as the debt of the Mexican Government and other public-sector entities, and it may be treated on similar terms in any future debt restructuring. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public-sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

The Mexican Government has the power, if the Mexican Constitution and federal law were further amended, to further reorganize PEMEX's corporate structure, including a transfer of all or a portion of PEMEX's assets to an entity not controlled, directly or indirectly, by the Mexican Government.

PEMEX pays significant special taxes and duties to the Mexican Government, which may limit its capacity to expand its investment program or negatively impact its financial condition generally.

PEMEX is required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit PEMEX's ability to make capital investments. In 2018, approximately 26.7% of the company's sales revenues were used for payments to the Mexican Government in the form of taxes and duties, which constituted a substantial portion of the Mexican Government's revenues.

The Secondary Legislation includes changes to the fiscal regime applicable to PEMEX, particularly with respect to the exploration and extraction activities that it carries out in Mexico. As of 2016, PEMEX has the obligation, subject to the conditions set forth in the Petróleos Mexicanos Law, to pay a state dividend to the Mexican government. PEMEX was not required to pay a state dividend in 2016 or 2017 and will not be required to do so in 2018. Although the changes to the fiscal regime applicable to PEMEX is designed in part to reduce the Mexican Government's reliance on payments made by the company, PEMEX cannot provide assurances that it will not be required to continue to pay a large proportion of its sales revenue to the Mexican Government. In addition, the Mexican Government may change the applicable rules in the future.

The Mexican Government has historically imposed price controls in the domestic market on PEMEX's products.

The Mexican Government has from time to time, imposed price controls on the sales of natural gas, liquefied petroleum gas, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. As a result of these price controls, PEMEX has not been able to pass on all of the increases in the prices of its product purchases to

PEMEX's customers in the domestic market when the peso depreciates in relation to the U.S. dollar. A depreciation of the peso increases PEMEX's cost of imported oil and oil products, without a corresponding increase in PEMEX's revenues unless the company is able to increase the price at which it sells products in Mexico.

In accordance with the *Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017* (2017 Federal Revenue Law), during 2017 the Mexican Government gradually removed price controls on gasoline and diesel as part of the liberalization of fuel prices in Mexico. As of the date of this document, sales prices of gasoline and diesel have been fully liberalized and are determined by the free market. However, PEMEX does not control the Mexican Government's domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect PEMEX's results of operations.

The Mexican nation, not PEMEX, owns the hydrocarbon reserves located in Mexico and PEMEX's right to continue to extract these reserves is subject to the approval of the Ministry of Energy.

The Mexican Constitution provides that the Mexican nation, not PEMEX, owns all petroleum and other hydrocarbon reserves located in Mexico.

Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and production activities through agreements with third parties and through assignments to and agreements with us. The Secondary Legislation allows PEMEX and other oil and gas companies to explore and extract the petroleum and other hydrocarbon reserves located in Mexico, subject to assignment of rights by the Ministry of Energy and entry into agreements pursuant to a competitive bidding process.

Access to crude oil and natural gas reserves is essential to an oil and gas company's sustained production and generation of income, and PEMEX's ability to generate income would be materially and adversely affected if the Mexican Government were to restrict or prevent the company from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to PEMEX or if it were unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Mexico. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit PEMEX's ability to make capital investments.

Information on Mexico's hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. Downward revisions in PEMEX's reserve estimates could lead to lower future production, which could have an adverse effect on the company's results of operations and financial condition. PEMEX revises annually its estimates of hydrocarbon reserves that it is entitled to extract and sell, which may result in material revisions to these estimates. PEMEX's ability to maintain its long-term growth objectives for oil production depends on the company's ability to successfully develop its reserves, and failure to do so could prevent it from achieving its long-term goals for growth in production.

The *Comisión Nacional de Hidrocarburos* (National Hydrocarbons Commission, or CNH) has the authority to review and approve PEMEX's estimated hydrocarbon reserves estimates and may require us to make adjustments to these estimates. A request to adjust these reserves estimates could result in its inability to prepare its consolidated financial statements in a timely manner. This could adversely impact its ability to access financial markets, obtain

contracts, assignments, permits and other government authorizations necessary to participate in the crude oil and natural gas industry, which, in turn, could have an adverse effect on its business, results of operations and financial condition.

PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to the company by the Mexican Government. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

Because the company's ability to maintain, as well as increase, its oil production levels is highly dependent upon the company's ability to successfully develop existing hydrocarbon reserves and, in the long term, upon its ability to obtain the right to develop additional reserves, PEMEX continually invests capital to enhance its hydrocarbon recovery ratio and improve the reliability and productivity of its infrastructure.

During 2017, PEMEX's total proved reserves decreased by 868.1 million barrels of oil equivalent, or 10.1%, after accounting for discoveries, extensions, revisions, and delimitations, from 8,562.8 million barrels of crude oil equivalent as of December 31, 2016 to 7,694.7 million barrels of crude oil equivalent as of December 31, 2017. Its crude oil production decreased by 3.7% from 2013 to 2014, by 6.7% from 2014 to 2015, by 5.0% from 2015 to 2016 and by 9.5% from 2016 to 2017, primarily as a result of the decline of the Cantarell, Crudo Ligero Marino, El Golpe-Puerto Ceiba, Bellota-Chinchorro, Antonio J. Bermúdez, Cactus-Sitio Grande, Ixtal-Manik, Chuc, Costero Terreste and Tsimín-Xux projects.

Pursuant to the Energy Reform in Mexico, the Mexican Government outlined a process, commonly referred to as Round Zero, for the determination of PEMEX's initial allocation of rights to continue to carry out exploration and production activities in Mexico. On August 13, 2014, the Ministry of Energy granted PEMEX the right to continue to explore and develop areas that together contain 95.9% of Mexico's estimated proved reserves of crude oil and natural gas. The development of the reserves that were assigned to PEMEX pursuant to Round Zero, particularly the reserves in the deep waters of the Gulf of Mexico and in shale oil and gas fields in the Burgos basin, will demand significant capital investments and will pose significant operational challenges. PEMEX's right to develop the reserves assigned to it through Round Zero is conditioned on the company's ability to develop such reserves in accordance with its development plans, which were based on its technical, financial and operational capabilities at the time. The company cannot provide assurances that it will have or will be able to obtain, in the time frame that it expects, sufficient resources or the technical capacity necessary to explore and extract the reserves that the Mexican Government assigned to it as part of Round Zero, or that it may grant to PEMEX in the future. The company has reduced its capital expenditures in prior years in response to declining oil prices, and unless it is able to increase its capital expenditures, it may not be able to develop the reserves assigned to it in accordance with its development plans. PEMEX would lose the right to continue to extract these reserves if it fails to develop them in accordance with its development plans, which could adversely affect its operating results and financial condition. In addition, increased competition in the oil and gas sector in Mexico may increase the costs of obtaining additional acreage in bidding rounds for the rights to new reserves.

PEMEX's ability to make capital expenditures is limited by the substantial taxes and duties that it pays to the Mexican Government, the ability of the Mexican Government to adjust certain aspects of the company's annual budget, cyclical decreases in its revenues primarily related to lower oil prices and any constraints on its liquidity. The availability of financing may limit the company's ability to make capital investments that are necessary to maintain current production levels and increase the proved hydrocarbon reserves that it is entitled to extract.

The Energy Reform has provided PEMEX with opportunities to enter into strategic alliances and partnerships, which may reduce its capital commitments and allow it to participate in projects for which the company is more competitive. PEMEX has since entered into, and continue to enter into, strategic alliances, joint ventures and other joint arrangements with third parties in order to develop its reserves. If the company is unable to find partners for

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such joint arrangements, or if its partners were to significantly default on their obligations to PEMEX, it may be unable to maintain production levels or extract from its reserves. Moreover, PEMEX cannot assure that these strategic alliances, joint ventures and other joint arrangements will be successful or reduce its capital commitments.

Risk factors related to the *Certificados Bursátiles*

Secondary Market for the Certificados Bursátiles

Currently, *Certificados Bursátiles* (peso-denominated publicly traded notes) present low operation levels in the secondary market and the Company cannot provide assurances that there will be a sustained development of said market. These notes have been registered in the *Registro Nacional de Valores* (Mexican National Securities Registry, RNV) and are traded in the Bolsa Mexicana de Valores (Mexican Stock Exchange). Notwithstanding, the Company cannot provide assurances that there will be an active market to trade these Certificados Bursátiles, or that they will be traded at par or above its initial offering. The previous could limit the holders' capacity to sell them at the price, moment and amount that they may wish to. Therefore, potential investors must be prepared to assume the risk in investing in *Certificados Bursátiles* until their maturity.

To promote liquidity to *Certificados Bursátiles*, in November 2013, the Company established a Market-Makers Program for its peso-denominated *Certificados Bursátiles* at fixed and floating rates, and for the *Certificados Bursátiles* in the form of Global Depositary Notes. This program is directed to financial institutions under applicable laws and with regard to the operating rules set forth by the Company in its website.

The Company considers it has fulfilled its obligations as a securities issuer, and it has met the payment of principal and interests derived from the issuance of its notes.

The Company considers it has fulfilled in a timely and orderly manner, with the reports registered with the SEC and every requirement from said authority. The Company files with the SEC its Annual Report in the 20-F Form. Additionally, the Company provides information regarding relevant events and quarterly reports (current quarter as compared to same quarter of the previous year) to foreign investors that it files with Mexican regulators BMV and CNBV, through the filing of Forms 6-K with the SEC.

In addition, the company has presented copy of corresponding quarterly reports to the Luxembourg Stock Exchange and Switzerland's Stock Exchange, regarding the securities listed in every one of them.

The Company considers it has delivered in a timely and orderly manner, for the last three years, the reports that Mexican and foreign legislation require it to do, regarding periodic information and relevant events.

Use of Proceeds

The total amount of resources obtained from the Company's issuance of *Certificados Bursátiles* have entered the Company's treasury and have been allocated in accordance to the company's and its subsidiaries' investment programs.

Public Domain Documents

This quarterly report can be accessed through the CNBV's information center, on its website, www.cnbv.gob.mx, and in the BMV, on its website, www.bmv.com.mx, or at the company's website, www.pemex.com. In addition, any public information that the Company has delivered to national and foreign securities regulators under the *Ley del*

Mercado de Valores (Securities Market Law) and other applicable normativity can be accessed at the Company's website, www.pemex.com and be obtained as per request of any investor through a written request to the Company, located at Avenida Marina Nacional No. 329, Torre Ejecutiva, Piso 38, Colonia Verónica Anzures, C.P. 11311, Ciudad de México, México, Telephone No.: +52 (55)1944-9700, E-mail: ri@pemex.com, to the Investor Relations Office.

Disclosure of results of operations and prospects [text block]

EXPLORATION AND PRODUCTION 2Q18

Crude Oil Production

During the second quarter of 2018, crude oil production averaged 1,866 Mbd, a 147 Mbd or 7.3% decrease as compared to the same period of 2017.

Production of light crude oil decreased by 20.2% or 146 Mbd primarily due to advance of water-oil contact in Xanab field, which started on February, and the natural decline in production at the Chuc, Kuil, Chuhuk and Ixtal fields of the Abkatún-Pol-Chuc business unit, as well as Artesa, Guaricho, Puerto Ceiba, Ayacote, Shishito and Rabasa of the South Blocks Production Assets.

Also, the production of extra light crude oil decreased by 2.3% or 5 Mbd primarily due to the natural decline in production and the increase in waterflow of wells in the fields of Samaria-Luna, Bellota-Jujo and Litoral de Tabasco.

Notice that heavy crude oil production marginally increased reaching 1,078 Mbd, due to Ku-Maloob-Zaap's sustained production platform, which averaged 884 Mbd, and represents an increase of 10 Mbd. This increase is mainly due to Maloob's production, which recorded an increase of 53 Mbd as compared to the second quarter of 2017. The use of electric submersible pumping in wells contributed to this increase.

Natural Gas Production

Natural gas production averaged 3,915 million cubic feet per day (MMcfd), a 9.7% decrease as compared to the second quarter of 2017, mainly explained by:

- An 8.6% decrease in associated gas production, primarily due to natural decline of fields and an increase in the fractional water flow of wells at the Abkatún-Pol-Chuc, Litoral de Tabasco, Bellota-Jujo, Samaria-Luna, and Macuspana-Muspac business units; and
- a 13.2% decrease in non-associated gas production, mainly due to a natural decline in production at the Veracruz and Burgos business units of the Northern region.

Gas Flaring

Gas flaring during the second quarter of 2018 amounted to 160 MMcfd, a 25.6% decrease as compared to the second quarter of 2017. This is a reduction of almost one quarter of the emissions recorded in the second quarter of 2017. This is result of the infrastructure works carried out at marine regions aimed at improving natural gas use and due to the extensive use of electro-centrifugal pumping. Consequently, natural gas use amounted to 96.7%

Infrastructure

During the second quarter, the average number of operating wells totaled 7,698, a 4.0% decrease as compared to the same period of 2017. This was a result of lower activity due to the drilling strategy aimed at increasing economic value, and due to the natural decline of some fields.

Completion of wells increased by 18, this represents a 100% increase ad compared to the second quarter of 2017. The increase concentrates in the opening of 22 wells for the development of fields. Regarding exploration wells, 5 were completed during the second quarter of 2018.

Seismic Information

During the second quarter of 2018, PEMEX acquired 203 km² of 3D seismic data, by focusing its three-dimensional exploration efforts on the Uchukil project in shallow waters, aimed at optimizing the exploitation of hydrocarbons.

Discoveries

During the second quarter of 2018, exploration activities resulted in the discovery of oil and gas in the Manik-101A well, located in the Chalabil project, in shallow waters.

Project	Well	Geologic Era	Initial production		Water Depth Meters	Type of Hydrocarbon
			Crude & condensates bd	Gas MMcfd		
Chalabil	Manik-101A	Upper Jurassic Kimmeridgian	1,309	1.3	89	Crude oil and gas

Additional Information Related to E&P Activities

PEMEX Signs E&P Contracts in Deep Waters of the Gulf of Mexico

On May 7, 2018, Petróleos Mexicanos signed four contracts for the exploration and extraction of hydrocarbons in deep waters of the Gulf of Mexico, which were bid by the CNH in Round 2.4:

- Block 2: in association with Royal Dutch Shell (Shell), with a 50% participation, in which Shell is the consortium's operating partner. This block is located in the geologic province of Perdido, in the Gulf of Mexico, and covers an area of 2,146 km2.

- Block 22: in association with Chevron (as the consortium's operating partner) and INPEX. PEMEX holds a participation of 27.5%. This block is located in the geologic province of Cuenca Salina and covers an area of 2,879 km2.

- Block 5 and Block 18: PEMEX was awarded these blocks on an individual basis and will operate them. These areas are located in the geological provinces of Cinturón Plegado Perdido and Cordilleras Mexicanas and cover an area of 2,733 km2 and 2,917 km2, respectively. Applicable regulation allows PEMEX to further associate with other companies for the exploration and extraction of resources in these blocks.

The contracts corresponding to Round 3.1 in shallow waters were formalized on June 27, 2018. Of the 7 contracts, 6 were signed in partnership and one individually.

- Blocks 32 and 33: in consortium with Total E&P, which will be the operating partner in both blocks with 50% participation, whilst PEP has 50% participation. Both blocks are in the geological province of Cuencas del Sureste and occupy a surface of 1,027 km² and 581 km², respectively.

- Blocks 35: in consortium with Shell, which will be the operating partner with 50% participation, whilst PEP has 50% participation. This block is in the geological province of Cuencas del Sureste, and occupies a surface of 798 km².

- Blocks 16 and 17: in consortium with Deutsche Erdoel México (DEA) and Compañía Española de Petróleos. In both blocks, DEA is the operating partner with 40% participation, whilst PEP has 40% participation and Compañía Española de Petróleos 10% participation. Both blocks are in the geological province of Tampico-Misantla-Veracruz, and occupy a surface of 785 km² and 842 km², respectively.

- Blocks 18: in consortium with Compañía Española de Petróleos, in which PEP is the operating partner and has 80% participation. This block is in the geological province of Tampico-Misantla-Veracruz, and occupies a surface of 813 km².

- Blocks 29: PEMEX is the operator and holds 100% participation. This block is in the geological province of Tampico-Misantla-Veracruz, and occupies a surface of 471 km².

The CNH approved modifications on bidding rules for onshore areas

On April 27, 2018, the CNH announced the bid to farm-out onshore fields Artesa, Bacal-Nelash, Bedel-Gasífero, Cinco Presidentes, Giraldas-Sunuapa, Juspí-Teotleco, and Lacamango.

Subsequently, on July 19, 2018, the CNH's Board approved amendments to the bidding rules for these seven onshore areas, located in the states of Tabasco, Veracruz and Chiapas. The modification to the bidding rules was made with the objective of providing greater certainty for interested companies participating in the tender. The economic conditions applicable to this tender were determined by the Ministry of Finance and Public Credit (SHCP) as shown in the following table:

Area	Additional Royalty Value	Initial Payment (U.S.$ million)
Artesa	15.00%	86
Bacal-Nelash	15.00%	66
Bedel-Gasífero	15.00%	128
Cinco Presidentes	15.00%	120
Giraldas-Sunuapa	6.00%	36
Juspí-Teotleco	15.00%	146
Lacamango	15.00%	5

The CNH announces changes in the dates of Rounds 3.2 and 3.3 and PEMEX's farm-outs

On July 18, 2018, the CNH determined to postpone to February 14, 2019, the bids corresponding to Rounds 3.2 and 3.3 and PEMEX's farm-outs of seven onshore areas mentioned in the previous point. These changes obey to requests from the Ministry of Energy and industry members interested in participating.

Petróleos Mexicanos considers that this decision increases the analysis and evaluation period, which could potentially improve the probability of success in these tenders. The company maintains the strategy defined in the Business Plan regarding the development of fields and the use of the tools provided by the Energy Reform such as partnerships with third parties, migrations and farm-outs, and will be keen on participating in the 2019 tenders.

INDUSTRIAL TRANSFORMATION 2Q18

Crude Oil Processing

During the second quarter of 2018, total crude oil processing averaged 704 thousand barrels per day (Mbd), which represents a 201 Mbd or of 22.2% decrease as compared to the same period of 2017. The observed reduction in the National Refining System (NSR) was mainly as a result of delays on the start-up and stabilization process of plants at the Madero and Minatitlán refineries, after the conclusion of their comprehensive maintenance programs implemented in 2017.

The crude oil processing in Salina Cruz outstands in this quarter. It amounted 216 Mbd, which represents 30.7% of the total crude oil processing in the SNR. The increase is explained by the operation of the second train after solving electrical shortages.

It is important to highlight that Pemex Industrial Transformation's strategy is based on optimizing its crude oil processing in terms of the NRS's profitability, and in accordance with the guiding axis set forth in PEMEX's Business Plan. In this sense, crude oil processing is oriented towards the production of high-yield distillates, therefore, it is essential to continue with the NRS's general and preventive maintenance programs.

Production of Petroleum Products

During the second quarter of 2018, petroleum products output totaled 740 thousand barrels per day (Mbd), a 183 Mbd decrease, as compared to the same period of 2017. Petróleos Mexicanos produced 235 Mbd of gasoline, 144 Mbd of diesel, 35 Mbd of jet fuel, and 326 Mbd of other petroleum products and liquefied petroleum gas.

As compared to the first quarter of 2018, petroleum products output increased by 138 Mbd. This increase considers a 25% increase in the production of gasolines and diesel. As mentioned in several occasions, one of the objectives of overall maintenance programs is to increase production of high-yield distillates.

Variable Refining Margin

The NRS's variable refining margin amounted to U.S.$ 4.41 per barrel in 2Q18, which is U.S.$2.24 per barrel greater than that recorded in the same period of 2017. This improvement is mainly explained by an increase in international prices of refined products and the result of crude oil processing optimization at the NRS's refineries.

PEMEX Gas Stations

As of June 30, 2018, PEMEX Franchise service stations totaled 10,782, this is a 10.1% decrease as compared to the second quarter of 2017 when they amounted to 11,991. However, in addition to the ones mentioned above, there are 1,321 service stations to which PEMEX supplies its products. From this figure, 341 use PEMEX-branded fuels, and 980 use different brands from other companies. Out of the total PEMEX service stations, 10,736 are private held and operated as a franchise, whilst 46 are owned by Pemex Industrial Transformation.

Natural Gas Processing and Production

During the second quarter of 2018, natural gas processing averaged 2,995 million cubic feet per day (MMcfd), this figure is 11.1% lower than that of the same period of 2017, or a 373 MMcfd decrease. Lower natural gas processing can be explained by lower availability of sour wet gas from marine regions and the Southern Region, as well as due to the decrease in the supply of sweet wet gas from the Burgos basin.

Therefore, due to less gas processing, dry gas production totaled 2,451 MMpcd, which represents a 324 MMcfd or 11.7% decrease as compared to the same period of 2017. With regard to natural gas liquids production, it averaged 250 Mbd, which represents a 45 Mbd or 15.4% decrease as compared to the second quarter of 2017.

Petrochemicals Production

During the second quarter of 2018, production of petrochemicals averaged 750 Mt, which represents a 160 Mt increase as compared to the first quarter of 2018. Nevertheless, if we compare petrochemicals production during the second quarter of 2018 to that of the second quarter of 2017, we observe a 184 Mt or 19.7% decrease. This decrease is mainly due to the following:

- Aromatics and derivatives production totaled 118 Mt, a lower production in 114 Mt. This decrease was caused by lower production at the Coatzacoalcos Petrochemical Complex since its aromatics train operated at low loads due to the restriction in petroleum products supply from the Minatitlán refinery.
- Methane derivatives production amounted to 182 Mt, that is an 8 Mt decrease, since the plant at the Cosoleacaque Petrochemical Complex was out of operations from May 30th to July 5th due to operational problems and supply of raw materials; and
- Ethane derivatives production totaled 161 Mt, a stable performance as compared to the last quarters.

Additional Information Related to Industrial Transformation Activities

PEMEX Signs Commercialization Contract

On May 3, 2018, Petróleos Mexicanos signed a contract for the commercialization of fuel with one of the most important gasoline retail groups in the country, with more than 200 service stations located in the center of Mexico.

This alliance is part of the implementation of Pemex Industrial Transformation's strategic objectives: to optimize fuel supply and maximize commercial margins.

In today's fuel sales market environment, PEMEX seeks to maintain its competitiveness benefiting its wholesale and final consumers. To do so, the sale of quality products and efficient service is guaranteed.

PEMEX Assigns Contract to Rehabilitate the H-Oil Plant at Tula Refinery

On May 29, 2018, Petróleos Mexicanos announced the winner of the tender for the H-Oil plant's rehabilitation at the Tula refinery. This project aims to increase the production of ultra-low sulfur gasoline, to comply with environmental regulations and improve managing crude oil for the production of other petroleum products, such as diesel and jet fuel.

The consortium integrated by SAIPEM and SAIMEXICANA was the winner among nine groups that participated, by offering the best technical and economic conditions. The project considers Ps. 779 million, this is 9% lower compared to the bid submitted by the second place.

Pemex Logistics Assigns Northern and Pacific Systems under Open Season

On July 19, 2018, Pemex Logistics announced the winner of the Open Season Public Auction 3.1, whereby Andevor (Tesoro México Supply and Marketing) may use PEMEX's pipeline transportation and storage infrastructure in the Northern and Pacific Systems for a three-year period and with fees above the minimum required by PEMEX. The total awarded capacity, in addition to PEMEX's capacity, is enough to cover the Mexican market's needs in those regions.

Industrial Safety 2Q18

Frequency Index

The frequency index refers to the number of accidents with incapacitating injuries per million man-hours worked (MMhh) with risk exposure during the relevant period of time. An incapacitating injury is an injury, functional damage or death that is caused, either immediately or subsequently, by a sudden event at work or during work-related activities. Man-hours worked with risk exposure represent the number of hours worked by all personnel, including overtime hours.

As of June 30, 2018, PEMEX's frequency index recorded 0.33 injuries per million man-hours worked (MMhh), which represents a marginal increase by 0.06 MMhh as compared to the same period of 2017.

Severity Index

The Severity Index refers to the total number of days lost per million man-hours worked with risk exposure during the relevant period of time. The number of days lost is based on medical leaves of absence for injuries stemming from accidents at work, plus the number of corresponding days on which compensation is paid for partial or total disability or death.

During this quarter, severity index totaled 11 days lost per MMhh, a 46.5% decrease as compared to the same period of 2017.

Safety, Health and Environment Protection (SSPA by its acronym in Spanish) applied several policies that explain the performance during the quarter in both indexes, for instance:

- Weekly technical support for the PEMEX SSPA system's implementation and adherence to the New Terms of Reference;
- Execution of campaigns "Layers of Protection" and "Order and Cleanliness" at work centers;
- Accountability in SSPA Leadership Teams in Subsidiary Productive Enterprises (EPS) and business lines;
- Effective implementation of PEMEX's SSPA System with the Union
- Execution of work cycles in critical procedures: opening lines, electric security and special protection for personal equipment
- Task force in triple A facilities to reduce causes for severe accidents in the following subjects: maneuvers and hoists, safety in workshops, planning and safe execution of jobs with risks, knowledge and management of personnel risks, safety in Pemex Logistics' facilities;
- Monitoring compliance with the new mandate SSPA Terms of Reference and Zero Tolerance Guidelines at work centers, through weekly visits;
- Implementation of culture and leadership tests for personnel of the Command Line in the New Model of the PEMEX-SSPA System, establishing actions to address critical elements;
- Technical support to implement SSPA standards in the new operating scenarios provided by the Energy Reform;
- Training of the SSPA Function in its four roles: auditing, regulating, training and providing technical support;

- Monitoring in PEP and TRI compliance with the resolution of the Industrial and Operational Safety Administration and Environmental Protection System (SASISOPA for its acronym in Spanish) issued by the Energy and Environment Security Agency (ASEA);
- Evolve the PEMEX-SSPA System towards disciplined execution, prioritizing the following elements: leadership, culture in risk management and human factor.

Environmental Protection 2Q18

Sulfur Oxide Emissions

During the second quarter of 2018, sulfur oxide emissions decreased by 19.8% as compared to the same quarter of 2017, primarily due to less gas flaring at refineries in the National Refining System (NRS). Also, due to the increase in operating sulfur-recovery plants at gas processing centers, and due to associated gas usage infrastructure to reduce gas flaring at business units in shallow waters.

Water Reuse

During the second quarter of 2018, water reuse marginally decreased by 0.04 MMm3/month as compared to the same period of 2017, mainly due to the decrease in water treatment at the NRS.

Financial position, liquidity and capital resources [text block]

QUARTERLY FINANCIAL RESULTS 2Q18

Total Sales
During the second quarter of 2018, total sales increased by 35.7%, as compared to the same period of 2017, mainly as a result of:

- a 67.2% increase in export sales, mainly due to the recovery in international crude oil prices from U.S.$42.81 per barrel in 2Q17 to U.S.$62.01 per barrel in 2Q18. The volume of crude oil exports increased by 15.0% and the volume of exported petroleum products decreased by 22.0%; and
- a 20.5% increase in domestic sales, mainly gasolines and diesel, as a consequence of the recovery in international prices. Domestic sales' volume of gasolines decreased marginally by 1.8% while diesel decreased by 9.5%.

The increase in domestic sales also presents an important effect due to the new pricing scheme, implemented in 2017. This scheme modifies the calculation formula of maximum prices of gasolines and diesel and recognizes logistics and distribution costs, in addition to the effect of the Mexican peso - U.S. dollar exchange rate. In addition, as of December 1, 2017, sale prices of gasoline and diesel are fully liberalized throughout the country.

Gross & Operating Income

Cost of goods sold increased by 34.8% as compared to 2Q17, primarily as a result of a 50.9% or Ps. 52.8 billion increase in purchases for resale, primarily of gasolines and diesel, to satisfy local demand of petroleum products. The price-effect of this increase was 70%, and the volume-effect was 30%.

Consequently, gross income totaled Ps. 155.3 billion.

The distribution, transportation and sales expenses decreased by 14.9%, mainly due to the reduction in the net cost caused by the update of the applicable fees. Administrative expenses increased by 8.8%, mainly as a result of the increase in personnel under the new pension scheme.

Thus, operating income amounted to Ps. 119.9 billion.

Taxes and Duties

During the second quarter of 2018, total taxes and duties amounted to Ps.116.3 billion, a 16.7% increase as compared to the same period of 2017. Profit Sharing duty -the most important duty for the company- increased by 24.5% mainly due to the recovery in crude oil prices.

Net Income (Loss)

During the second quarter of 2018, PEMEX recorded a Ps.163.2 billion net loss, as compared to a Ps.32.8 billion net income in 2Q17. This result was mainly due to the following:

- a Ps.118.3 billion foreign exchange loss due to the depreciation of the Mexican peso against the U.S. dollar in the period. As of March 31, 2018, the exchange rate was Ps.18.3445 per dollar, compared to Ps.19.8633 at the end of this quarter, which represents an 8.3% increase. This variation is considered "virtual" and mostly did not represent cash disbursements; and
- an Ps.21.0 billion cost due to financial derivatives, mainly as a result of the movement in different market variables involved in financial derivative instruments, such as the U.S. dollar's 5% appreciation against other currencies in which PEMEX holds debt, and is hedged by several instruments different than the US dollar.

Comprehensive Income (Loss)

A Ps.151.2 billion comprehensive loss was recorded, mainly as a result of a Ps.10.2 billion increase in the conversion effect resulting from the conversion of all the accounts denominated in other currencies to Mexican pesos, currency used by PEMEX to report its financial statements.

FINANCIAL INFORMATION AS OF JUNE 30, 2018

Working Capital

As of June 30, 2018, the company's negative working capital amounted to Ps. 8.5 billion, as compared to a negative working capital of Ps.25.6 billion at the end of 2017. This result was mainly caused by:

- an 11.9% increase in cash and cash equivalents, mainly due to the net effect between receivables and funds from financing activities, and was partially offset by taxes and debt payments related to financing transactions, as well as capital and operational expenditures;
- a Ps.10.5 billion decrease in inventories, due to less stock than the one registered at the end of 2017; and
- a Ps.30.5 billion or 21.8% decrease in suppliers' liabilities resulting from the partial payment of existing obligations.

Debt

Total financial debt increased by 1.6% as compared to December 31, 2017, mainly due to new financing activities during the period.

As of June 30, 2018, the Mexican peso – U.S. dollar exchange rate was Ps.19.8633 per U.S. dollar, resulting in a total financial debt of Ps.2,070.3 billion, or U.S.$104.2 billion.

Approximately, 87% of Petróleos Mexicanos' financial debt is denominated in currencies different to the Mexican peso, mainly in U.S. dollars, and for registration purposes is converted into pesos at the exchange rate at the end of the period.

As of June 30, 2018, Petróleos Mexicanos and PMI carried out financing activities for Ps.449.9 billion, or U.S.$22.7 billion. Total debt payments amounted to Ps.414.3 billion, or U.S.$20.9 billion.

PEMEX's financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Investment Activities

As of June 30, 2018, PEMEX spent Ps.102.2 billion (U.S.$5.4 billion, at the average foreign exchange rate during the second quarter of 2018, of Ps.19.0653 = U.S. $1.00) on investment activities, which represents 49.9% of the total investment budget of Ps. 204.6 billion (U.S. $11.1 billion, at the foreign exchange rate established on the Economic Package Fiscal Year 2018 of Ps.18.40 = U.S. $1.00) that was programmed for the year.

PEMEX continuously reviews its expenditures portfolio in accordance with its current and future business plans and upcoming opportunities, and adjusts capital and operational needs throughout the year. For the second quarter of 2018, these investments were allocated as follows:

	Authorized Investment (Ps. billion)	Investment Expenditures As of June 30, 2018 (Ps. billion)
Exploration and Production·	168.4	86.9
Industrial Transformation	21.4	9.9
Logistics	4.4	2.7
Drilling and Services	2.7	1.1
Corporate	5.4	0.4
Ethylene	1.8	0.2
Fertilizers	0.4	0.9

* Ps. 21.1 billion were allocated to exploration activities.
Note: These figures include non-capitalizable maintenance.

FINANCING ACTIVITIES 2Q18

Capital Markets

During the second quarter of 2018, Petróleos Mexicanos carried out the following transactions in the international debt capital markets:

On May 3, 2018, PEMEX issued CHF 365 million at 1.75% due in December 2023

On May 24, 2018, PEMEX issued EUR 3,150 million in four tranches:

- EUR 600 million at 2.500% due in November 2022;
- EUR 650 million at Euribor 3 months + 2.40% due in August 2023;
- EUR 650 million at 3.625% due in November 2025; and
- EUR 1,250 million at 4.750% due in February 2029

EUR 406 million of the issuance mentioned above were used to repurchase the bond in Euros due in 2019. The rest was used for investment in PEMEX's strategic projects.

Syndicated Revolving Credit Lines

As of June 30, 2018, PEMEX holds five syndicated revolving credit lines for liquidity management in the amounts of U.S. $6.7 billion and Ps.23.5 billion, which are fully available.

OTHER RELEVANT INFORMATION

Appointments

On June 22, 2018, PEMEX's Board of Directors appointed the Board of Directors of Petróleos Mexicanos appointed Jorge Lomelín Delgadillo as the new Corporate Director of Alliances and New Businesses.

PEMEX and the Petroleum Workers' Union sign salary revision agreement

On June 25, 2018, Petróleos Mexicanos and the Petroleum Workers' Union (*Sindicato de Trabajadores Petroleros de la República Mexicana, STPRM*) signed the agreement within the 2018 salary revision framework. The agreement considered a 3.42% increase to the ordinary salary and other benefits of the Collective Bargaining Agreement, valid from August 1, 2018 to July 31, 2019.

The agreement was signed by Carlos Treviño, PEMEX's CEO, and Carlos Romero Deschamps, Secretary General of the General Executive Committee of the Union.

PEMEX divests its participation from Petroquímica Mexicana de Vinilo

On July 6, 2018, Petróleos Mexicanos announced the divestment of its stake in Petroquímica Mexicana de Vinilo (PMV), which was held in association with Mexichem S.A.B. de C.V. (Mexichem). PEMEX's participation represented 44.09% of PMV's social capital shares, which were acquired by Mexichem.

The transaction amounted to approximately Ps. 3,436 million, which includes the purchase of PEMEX's subsidiary PPQ Cadena Productiva's stake in PMV, in addition to the return of Pajaritos Petrochemical Complex's assets to PEMEX.

The value of the transaction is within other companies' valuation ranges and previous transactions in the petrochemical sector. This transaction has the corresponding corporate approvals of both PEMEX and Mexichem.

Key indicators

Indicator Group	2Q17	2Q18	Change	
			%	Amount
Mexican Mix (U.S. $/b)	42.81	62.01	44.8%	19.20
Regular gasoline in the USCGM (U.S. $ ¢/gal)	151.98	181.76	19.6%	29.78
LPG price by Decree ($/kilo)	9.11	12.09	32.7%	2.98
International reference LPG ($/kilo)	6.28	8.86	41.1%	2.58
Natural gas (Henry Hub) (U.S. $/MMBtu)	3.05	2.83	-7.2%	(0.22)
Ps. per U.S. $	17.8973	19.8633	11.0%	1.97

Indicator Group	Indicators	
	2Q17	2Q18
Net Income (Loss) / Total Sales	0.10	(0.37)
Income before Taxes and Duties / Total Sales	0.41	(0.11)
Taxes and Duties / Total Sales	0.31	0.27
Net Income (Loss) / Equity	(0.03)	0.11
Income before Taxes and Duties / Total Assets	0.06	(0.02)
Net Income (Loss) / Total Assets	0.02	(0.08)

FORWARD-LOOKING STATEMENT AND CAUTIONARY NOTE

Variations

Cumulative and quarterly variations are calculated comparing the period with the realized one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which PEMEX has adopted effective January 1, 2012. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos' 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the *Comisión Nacional Bancaria y de Valores* (CNBV).

EBITDA is a non-IFRS measure. A reconciliation of EBITDA to operating income is shown in Table 32 of the annexes to the quarterly results report as of June 30, 2018. Budgetary information is based on standards from Mexican

governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention that PEMEX's current financing agreements do not include financial covenants or events of default that would be triggered as a result of PEMEX having negative equity.

Methodology

The methodology of the information disclosed may change in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that PEMEX maintains its consolidated financial statements and accounting records in pesos. As of June 30, 2018, the exchange rate of Ps. 19.8633 = U.S. $1.00 is used.

Fiscal Regime

Beginning January 1, 2015, Petróleos Mexicanos' fiscal regime is governed by the *Ley de Ingresos sobre Hidrocarburos* (Hydrocarbons Revenue Law). From January 1, 2006 and to December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

On April 18, 2016, a decree was published in the Official Gazette of the Federation that allows assignment operators to choose between two schemes to calculate the cap on permitted deductions applicable to the Profit-Sharing Duty: (i) the scheme established within the Hydrocarbons Revenue Law, based on a percentage of the value of extracted hydrocarbons; or (ii) the scheme proposed by the SHCP, calculated upon established fixed fees, U.S. $6.1 for shallow water fields and U.S. $8.3 for onshore fields.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law *"Ley del Impuesto Especial sobre Producción y Servicios"*. As an intermediary between the Ministry of Finance and Public Credit (SHCP) and the final consumer, PEMEX retains the amount of the IEPS and transfers it to the Mexican Government. In 2016, the SHCP published a decree trough which it modified the calculation of the IEPS, based on the past five months of international reference price quotes for gasoline and diesel.

From January 1 2016, and until December 31, 2017, the SHCP established monthly fixed maximum prices of gasoline and diesel based on the following: maximum prices were referenced to prices in the U.S. Gulf Coast, plus a margin that includes retails, freight, transportation, quality adjustment and management costs, plus the applicable IEPS to automotive fuel, plus other concepts (IEPS tax on fossil fuel, established quotas on the IEPS Law and value added tax). As of January 1, 2018, gasoline and diesel prices are determined by the free market.

PEMEX's "producer price" is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Until December 31, 2017, the Mexican Government is authorized to continue issuing pricing decrees to regulate the maximum prices for the retail sale of gasoline and diesel fuel, taking into account transportation costs between regions, inflation and the volatility of international fuel prices, among other factors. Beginning in 2018, the prices of gasoline and diesel fuel will be freely determined by market conditions. However, the Federal Commission for

Economic Competition, based on the existence of effective competitive conditions, has the authority to declare that prices of gasoline and diesel fuel are to be freely determined by market conditions before 2018.

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette of the Federation on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications. On August 13, 2015, the CNH published the Guidelines that govern the valuation and certification of Mexico's reserves and the related contingency resources.

Effective January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in PEMEX's Form 20-F and its Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements

This document contains forward-looking statements. There may also be written or oral forward-looking statements in PEMEX's periodic reports to the CNBV and the SEC, in its annual reports, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by PEMEX's officers, directors or employees to third parties. PEMEX may include forward-looking statements that address, among other things, their:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
- activities relating to their lines of business, including the generation of electricity;
- projected and targeted capital expenditures and other costs, commitments and revenues;
- liquidity and sources of funding, including their ability to continue operating as a going concern;
- strategic alliances with other companies; and
- the monetization of certain of their assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond PEMEX's control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on the company from competition, including on PEMEX's ability to hire and retain skilled personnel;
- limitations on their access to sources of financing on competitive terms;
- their ability to find, acquire or gain access to additional reserves and to develop the reserves that PEMEX obtains successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in PEMEX's legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, readers should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and PEMEX undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and PEMEX's most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

ACCRONYMS USED IN THIS DOCUMENT
Thousand barrels per day (Mbd)
Million barrels (MMb)
Million barrels of oil equivalent (MMboe)
Million barrels of oil equivalent per day (MMboed)
Million cubic feet per day (MMcfd)
Thousand tons (Mt)
Million tons (MMt)
Dollars of the United States of America (U.S. $)
Mexican pesos (Ps.)
Euros (EUR)
Swiss Francs (CHF)
Japanese yens (JPY)
Meters (m)
Kilometers (km)
Square kilometers (km2)

Internal control [text block]

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives [text block]

[110000] General information about financial statements

Ticker:	PEMEX
Period covered by financial statements:	2018-01-01 al 2018-06-30
Date of end of reporting period:	2018-06-30
Name of reporting entity or other means of identification:	PEMEX
Description of presentation currency:	MXN
Level of rounding used in financial statements:	miles
Consolidated:	Yes
Number of quarter:	2
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:	
Description of nature of financial statements:	

Disclosure of general information about financial statements [text block]

Follow-up of analysis [text block]

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2018-06-30	Close Previous Exercise 2017-12-31
Statement of financial position [abstract]		
Assets [abstract]		
Current assets [abstract]		
Cash and cash equivalents	109,506,711,000	97,851,754,000
Trade and other current receivables	171,537,070,000	170,645,234,000
Current tax assets, current	0	0
Other current financial assets	27,141,083,000	30,113,454,000
Current inventories	53,325,822,000	63,858,930,000
Current biological assets	0	0
Other current non-financial assets	1,056,918,000	0
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	362,567,604,000	362,469,372,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	1,056,918,000
Total current assets	362,567,604,000	363,526,290,000
Non-current assets [abstract]		
Trade and other non-current receivables	149,360,776,000	148,492,909,000
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	0	0
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	16,938,755,000	16,707,364,000
Property, plant and equipment	1,430,223,824,000	1,436,509,326,000
Investment property	0	0
Goodwill	0	0
Intangible assets other than goodwill	24,218,207,000	20,573,740,000
Deferred tax assets	148,325,641,000	146,192,485,000
Other non-current non-financial assets	1,072,786,000	0
Total non-current assets	1,770,139,989,000	1,768,475,824,000
Total assets	2,132,707,593,000	2,132,002,114,000
Equity and liabilities [abstract]		
Liabilities [abstract]		
Current liabilities [abstract]		
Trade and other current payables	109,471,364,000	139,955,378,000
Current tax liabilities, current	58,183,875,000	51,004,960,000
Other current financial liabilities	182,060,964,000	174,955,446,000
Other current non-financial liabilities	21,301,856,000	23,211,401,000
Current provisions [abstract]		
Current provisions for employee benefits	0	0
Other current provisions	0	0
Total current provisions	0	0
Total current liabilities other than liabilities included in disposal groups classified as held for sale	371,018,059,000	389,127,185,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	371,018,059,000	389,127,185,000
Non-current liabilities [abstract]		
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	1,903,230,338,000	1,880,665,604,000
Other non-current non-financial liabilities	18,891,093,000	14,194,237,000

Concept	Close Current Quarter 2018-06-30	Close Previous Exercise 2017-12-31
Non-current provisions [abstract]		
Non-current provisions for employee benefits	1,287,907,942,000	1,258,436,122,000
Other non-current provisions	93,983,571,000	87,677,423,000
Total non-current provisions	1,381,891,513,000	1,346,113,545,000
Deferred tax liabilities	4,511,854,000	4,253,928,000
Total non-current liabilities	3,308,524,798,000	3,245,227,314,000
Total liabilities	3,679,542,857,000	3,634,354,499,000
Equity [abstract]		
Issued capital	400,275,038,000	400,275,038,000
Share premium	0	0
Treasury shares	0	0
Retained earnings	(1,801,591,761,000)	(1,751,705,348,000)
Other reserves	(146,489,064,000)	(151,887,182,000)
Total equity attributable to owners of parent	(1,547,805,787,000)	(1,503,317,492,000)
Non-controlling interests	970,523,000	965,107,000
Total equity	(1,546,835,264,000)	(1,502,352,385,000)
Total equity and liabilities	2,132,707,593,000	2,132,002,114,000

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2018-01-01 - 2018-06-30	Accumulated Previous Year 2017-01-01 - 2017-06-30	Quarter Current Year 2018-04-01 - 2018-06-30	Quarter Previous Year 2017-04-01 - 2017-06-30
Profit or loss [abstract]				
Profit (loss) [abstract]				
Revenue	833,570,042,000	668,935,367,000	436,174,478,000	321,504,625,000
Cost of sales	538,615,069,000	466,130,942,000	280,881,566,000	208,439,088,000
Gross profit	294,954,973,000	202,804,425,000	155,292,912,000	113,065,537,000
Distribution costs	11,074,051,000	11,534,095,000	5,550,967,000	6,519,671,000
Administrative expenses	64,326,282,000	58,823,214,000	33,352,972,000	30,666,104,000
Other income	33,785,843,000	21,121,242,000	11,373,138,000	4,398,295,000
Other expense	26,061,788,000	9,285,889,000	7,894,297,000	8,737,015,000
Profit (loss) from operating activities	227,278,695,000	144,282,469,000	119,867,814,000	71,541,042,000
Finance income	25,385,421,000	237,713,532,000	(125,634,036,000)	86,606,008,000
Finance costs	78,176,258,000	57,029,082,000	41,635,224,000	26,326,769,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	848,136,000	874,955,000	562,950,000	633,428,000
Profit (loss) before tax	175,335,994,000	325,841,874,000	(46,838,496,000)	132,453,709,000
Tax income (expense)	225,196,389,000	205,126,125,000	116,334,010,000	99,673,252,000
Profit (loss) from continuing operations	(49,860,395,000)	120,715,749,000	(163,172,506,000)	32,780,457,000
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	(49,860,395,000)	120,715,749,000	(163,172,506,000)	32,780,457,000
Profit (loss), attributable to [abstract]				
Profit (loss), attributable to owners of parent	(49,861,456,000)	120,702,571,000	(163,162,314,000)	32,761,346,000
Profit (loss), attributable to non-controlling interests	1,061,000	13,178,000	(10,192,000)	19,111,000
Earnings per share [text block]				
Earnings per share [abstract]				
Earnings per share [line items]				
Basic earnings per share [abstract]				
Basic earnings (loss) per share from continuing operations	0	0	0	0
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	0	0	0	0
Diluted earnings per share [abstract]				
Diluted earnings (loss) per share from continuing operations	0	0	0	0
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	0	0	0	0

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2018-01-01 - 2018-06-30	Accumulated Previous Year 2017-01-01 - 2017-06-30	Quarter Current Year 2018-04-01 - 2018-06-30	Quarter Previous Year 2017-04-01 - 2017-06-30
Statement of comprehensive income [abstract]				
Profit (loss)	(49,860,395,000)	120,715,749,000	(163,172,506,000)	32,780,457,000
Other comprehensive income [abstract]				
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax [abstract]				
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	(10,301,672,000)	0	1,674,287,000
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	0	(10,301,672,000)	0	1,674,287,000
Components of other comprehensive income that will be reclassified to profit or loss, net of tax [abstract]				
Exchange differences on translation [abstract]				
Gains (losses) on exchange differences on translation, net of tax	5,402,473,000	0	11,936,183,000	0
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	5,402,473,000	0	11,936,183,000	0
Available-for-sale financial assets [abstract]				
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	1,607,739,000	0	62,776,000
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	1,607,739,000	0	62,776,000
Cash flow hedges [abstract]				
Gains (losses) on cash flow hedges, net of tax	0	0	0	0
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	0	0	0	0
Hedges of net investment in foreign operations [abstract]				
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options [abstract]				
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts [abstract]				
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0

Concept	Accumulated Current Year 2018-01-01 - 2018-06-30	Accumulated Previous Year 2017-01-01 - 2017-06-30	Quarter Current Year 2018-04-01 - 2018-06-30	Quarter Previous Year 2017-04-01 - 2017-06-30
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads [abstract]				
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will be reclassified to profit or loss, net of tax	5,402,473,000	1,607,739,000	11,936,183,000	62,776,000
Total other comprehensive income	5,402,473,000	(8,693,933,000)	11,936,183,000	1,737,063,000
Total comprehensive income	(44,457,922,000)	112,021,816,000	(151,236,323,000)	34,517,520,000
Comprehensive income attributable to [abstract]				
Comprehensive income, attributable to owners of parent	(44,463,338,000)	112,076,821,000	(151,263,150,000)	34,519,061,000
Comprehensive income, attributable to non-controlling interests	5,416,000	(55,005,000)	26,827,000	(1,541,000)

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2018-01-01 - 2018-06-30	Accumulated Previous Year 2017-01-01 - 2017-06-30
Statement of cash flows [abstract]		
Cash flows from (used in) operating activities [abstract]		
Profit (loss)	(49,860,395,000)	120,715,749,000
Adjustments to reconcile profit (loss) [abstract]		
Discontinued operations	0	0
Adjustments for income tax expense	5,303,685,000	2,913,090,000
Adjustments for finance costs	0	0
Adjustments for depreciation and amortisation expense	73,733,715,000	73,422,650,000
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	(42,360,452,000)	3,401,410,000
Adjustments for provisions	37,111,862,000	16,009,547,000
Adjustments for unrealised foreign exchange losses (gains)	(1,246,452,000)	(202,112,496,000)
Adjustments for share-based payments	0	0
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	0	0
Participation in associates and joint ventures	(848,137,000)	(874,954,000)
Adjustments for decrease (increase) in inventories	10,533,108,000	(6,050,497,000)
Adjustments for decrease (increase) in trade accounts receivable	(916,789,000)	9,374,402,000
Adjustments for decrease (increase) in other operating receivables	(13,014,331,000)	(38,235,582,000)
Adjustments for increase (decrease) in trade accounts payable	(30,484,014,000)	(43,260,396,000)
Adjustments for increase (decrease) in other operating payables	(1,909,641,000)	3,574,869,000
Other adjustments for non-cash items	18,445,230,000	6,864,481,000
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	0	0
Total adjustments to reconcile profit (loss)	54,347,784,000	(174,973,476,000)
Net cash flows from (used in) operations	4,487,389,000	(54,257,727,000)
Dividends paid	0	0
Dividends received	0	(193,731,000)
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	56,972,817,000	49,612,925,000
Net cash flows from (used in) operating activities	61,460,206,000	(4,838,533,000)
Cash flows from (used in) investing activities [abstract]		
Cash flows from losing control of subsidiaries or other businesses	0	684,030,000
Cash flows used in obtaining control of subsidiaries or other businesses	0	0
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	0	0
Purchase of property, plant and equipment	32,524,383,000	32,055,318,000
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	0	0
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0

Concept	Accumulated Current Year	Accumulated Previous Year
	2018-01-01 - 2018-06-30	2017-01-01 - 2017-06-30
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) investing activities	(32,524,383,000)	(31,371,288,000)
Cash flows from (used in) financing activities [abstract]		
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from borrowings	449,928,638,000	286,723,631,000
Repayments of borrowings	416,412,383,000	242,651,426,000
Payments of finance lease liabilities	0	0
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	56,785,264,000	51,576,682,000
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) financing activities	(23,269,009,000)	(7,504,477,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	5,666,814,000	(43,714,298,000)
Effect of exchange rate changes on cash and cash equivalents [abstract]		
Effect of exchange rate changes on cash and cash equivalents	5,988,143,000	(9,287,298,000)
Net increase (decrease) in cash and cash equivalents	11,654,957,000	(53,001,596,000)
Cash and cash equivalents at beginning of period	97,851,754,000	163,532,513,000
Cash and cash equivalents at end of period	109,506,711,000	110,530,917,000

[610000] Statement of changes in equity - Accumulated Current

| | | | | | Components of equity [axis] | | | | |
Sheet 1 of 3	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in value of time value of options [member]
Statement of changes in equity [line items]									
Equity at beginning of period	400,275,038,000	0	0	(1,751,705,348,000)	0	44,633,012,000	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	(49,861,456,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	5,398,118,000	0	0	0
Total comprehensive income	0	0	0	(49,861,456,000)	0	5,398,118,000	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	(24,957,000)	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(49,886,413,000)	0	5,398,118,000	0	0	0
Equity at end of period	400,275,038,000	0	0	(1,801,591,761,000)	0	50,031,130,000	0	0	0

Sheet 2 of 3	Components of equity [axis]								
	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial liability attributable to change in credit risk of liability [member]	Reserve for catastrophe [member]
Statement of changes in equity [line items]									
Equity at beginning of period	0	0	0	0	(195,768,340,000)	0	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	0	0	0	0
Total comprehensive income	0	0	0	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	0	0	0	0	0
Equity at end of period	0	0	0	0	(195,768,340,000)	0	0	0	0

Sheet 3 of 3	Components of equity [axis]						
	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Statement of changes in equity [line items]							
Equity at beginning of period	0	0	(751,854,000)	(151,887,182,000)	(1,503,317,492,000)	965,107,000	(1,502,352,385,000)
Changes in equity [abstract]							
Comprehensive income [abstract]							
Profit (loss)	0	0	0	0	(49,861,456,000)	1,061,000	(49,860,395,000)
Other comprehensive income	0	0	0	5,398,118,000	5,398,118,000	4,355,000	5,402,473,000
Total comprehensive income	0	0	0	5,398,118,000	(44,463,338,000)	5,416,000	(44,457,922,000)
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	(24,957,000)	0	(24,957,000)
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	5,398,118,000	(44,488,295,000)	5,416,000	(44,482,879,000)
Equity at end of period	0	0	(751,854,000)	(146,489,064,000)	(1,547,805,787,000)	970,523,000	(1,546,835,264,000)

[610000] Statement of changes in equity - Accumulated Previous

Sheet 1 of 3	Components of equity [axis]								
	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in value of time value of options [member]
Statement of changes in equity [line items]									
Equity at beginning of period	400,275,038,000	0	0	(1,470,860,449,000)	0	50,720,022,000	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	120,702,571,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(10,233,489,000)	0	0	0
Total comprehensive income	0	0	0	120,702,571,000	0	(10,233,489,000)	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	120,702,571,000	0	(10,233,489,000)	0	0	0
Equity at end of period	400,275,038,000	0	0	(1,350,157,878,000)	0	40,486,533,000	0	0	0

PEMEX

Ticker: PEMEX

Consolidated

Quarter: 2 Year: 2018

Sheet 2 of 3	Components of equity [axis]								
	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial liability attributable to change in credit risk of liability [member]	Reserve for catastrophe [member]
Statement of changes in equity [line items]									
Equity at beginning of period	0	0	(5,564,130,000)	0	(208,555,333,000)	0	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	1,607,739,000	0	0	0	0	0	0
Total comprehensive income	0	0	1,607,739,000	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	1,607,739,000	0	0	0	0	0	0
Equity at end of period	0	0	(3,956,391,000)	0	(208,555,333,000)	0	0	0	0

Sheet 3 of 3	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Components of equity [axis] Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Statement of changes in equity [line items]							
Equity at beginning of period	0	0	0	(163,399,441,000)	(1,233,984,852,000)	976,705,000	(1,233,008,147,000)
Changes in equity [abstract]							
Comprehensive income [abstract]							
Profit (loss)	0	0	0	0	120,702,571,000	13,178,000	120,715,749,000
Other comprehensive income	0	0	0	(8,625,750,000)	(8,625,750,000)	(68,183,000)	(8,693,933,000)
Total comprehensive income	0	0	0	(8,625,750,000)	112,076,821,000	(55,005,000)	112,021,816,000
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(8,625,750,000)	112,076,821,000	(55,005,000)	112,021,816,000
Equity at end of period	0	0	0	(172,025,191,000)	(1,121,908,031,000)	921,700,000	(1,120,986,331,000)

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2018-06-30	Close Previous Exercise 2017-12-31
Informative data of the Statement of Financial Position [abstract]		
Capital stock (nominal)	400,275,038,000	400,275,038,000
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	6,126,999,000	8,485,692,000
Number of executives	0	0
Number of employees	128,505	127,941
Number of workers	0	0
Outstanding shares	0	0
Repurchased shares	0	0
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2018-01-01 - 2018-06-30	Accumulated Previous Year 2017-01-01 - 2017-06-30	Quarter Current Year 2018-04-01 - 2018-06-30	Quarter Previous Year 2017-04-01 - 2017-06-30
Informative data of the Income Statement [abstract]				
Operating depreciation and amortization	37,708,701,000	73,422,431,000	39,262,664,000	73,733,715,000

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2017-07-01 - 2018-06-30	Previous Year 2016-07-01 - 2017-06-30
Informative data - Income Statement for 12 months [abstract]		
Revenue	1,561,664,394,595	1,269,896,201,000
Profit (loss) from operating activities	187,721,345,266	541,468,948,829
Profit (loss)	(451,408,926,000)	74,593,165,000
Profit (loss), attributable to owners of parent	110,268,755,000	75,050,080,000
Operating depreciation and amortization	308,478,471,000	159,941,336,912

[800001] Breakdown of credits

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
Banks [abstract]																
Foreign trade																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured																
BANCO BILBAO VIZCA (1) (8)-1	SI	2010-12-30	2020-12-30	LIBORUSD06 2.50% + 0.70	0	0	0	0	0	0	135,590,000	135,590,000	271,181,000	135,590,000	0	0
BANK OF AMERICA N. (1) (8)-2	SI	2011-12-29	2022-03-30	LIBORUSD06 2.45% + 0.28	0	0	0	0	0	0	198,633,000	198,633,000	397,266,000	397,266,000	382,021,000	0
BNP PARIBAS (1) (8)-3	SI	2010-12-14	2020-12-21	LIBORUSD06 2.50% + 0.30	0	0	0	0	0	0	397,266,000	397,266,000	794,532,000	397,266,000	0	0
CITIBANK INTERNATI (1) (8)-4	SI	2010-12-22	2019-06-24	LIBORUSD06 2.50% + 0.77	0	0	0	0	0	0	481,619,000	481,619,000	0	0	0	0
CITIBANK NA (1) (8)-5	SI	2015-09-30	2025-12-15	LIBORUSD06 2.50% + 0.45	0	0	0	0	0	0	496,583,000	496,583,000	993,165,000	993,165,000	993,165,000	3,421,118,000
CREDIT AGRICOLE CI (1) (8)-6	SI	2015-09-30	2025-12-15	LIBORUSD06 2.50% + 0.45	0	0	0	0	0	0	471,753,000	471,753,000	943,507,000	943,507,000	943,507,000	3,250,096,000
EXPORT DEVELOPMENT (1) (8)-7	SI	2010-08-11	2020-09-11	LIBORUSD06 2.51% + 0.30	0	0	0	0	0	0	496,583,000	496,583,000	993,165,000	496,583,000	0	0
EXPORT DEVELOPMENT (1) (8)-8	SI	2016-05-31	2021-05-28	LIBORUSD06 2.47% + 1.35	0	0	0	0	0	0	0	0	0	5,945,577,000	0	0
EXPORT DEVELOPMENT (1) (8)-9	SI	2017-12-21	2022-12-21	LIBORUSD06 2.50% + 1.75	0	0	0	0	0	0	0	0	0	0	0	5,956,961,000
HSBC BANK PLC (1) (8)-10	SI	2010-04-15	2020-04-15	LIBORUSD06 2.45% + 0.75	0	0	0	0	0	0	104,786,000	104,786,000	209,573,000	0	0	0
HSBC BANK PLC (1) (8)-11	SI	2010-04-29	2020-03-31	LIBORUSD06 2.45% + 0.70	0	0	0	0	0	0	133,609,000	133,609,000	267,218,000	0	0	0
HSBC BANK PLC (1) (8)-12	SI	2010-06-30	2019-07-22	LIBORUSD06 1.93% + 0.64	0	0	0	0	0	0	59,249,000	59,249,000	59,249,000	0	0	0
HSBC BANK PLC (1) (8)-13	SI	2011-09-23	2021-06-30	LIBORUSD06 2.50% + 0.68	0	0	0	0	0	0	81,246,000	81,246,000	162,493,000	158,587,000	0	0
HSBC BANK USA NATI (1) (8)-14	SI	2015-12-04	2025-10-02	LIBORUSD06 2.38% + 0.70	0	0	0	0	0	0	9,478,000	9,478,000	18,957,000	18,957,000	18,957,000	38,967,000
HSBC BANK USA NATI (1) (8)-15	SI	2015-12-04	2025-10-02	LIBORUSD06 2.38% + 0.70	0	0	0	0	0	0	247,469,000	247,469,000	494,939,000	494,939,000	494,939,000	1,484,816,000
JP MORGAN CHASE BA (1) (8)-16	SI	2009-07-28	2019-12-20	LIBORUSD06 2.50% + 0.85	0	0	0	0	0	0	47,524,000	47,524,000	47,524,000	0	0	0
JP MORGAN CHASE BA (1) (8)-17	SI	2009-08-26	2019-12-20	LIBORUSD06 2.50% + 0.85	0	0	0	0	0	0	164,827,000	164,827,000	164,827,000	0	0	0
JP MORGAN CHASE BA (1) (8)-18	SI	2009-09-28	2019-12-20	LIBORUSD06 2.50% + 0.85	0	0	0	0	0	0	85,598,000	85,598,000	85,598,000	0	0	0
JP MORGAN CHASE BA (1) (8)-19	SI	2010-12-13	2020-12-21	LIBORUSD06 2.50% + 0.30	0	0	0	0	0	0	198,633,000	198,633,000	397,266,000	198,633,000	0	0
JP MORGAN CHASE BA (1) (8)-20	SI	2011-12-23	2021-12-30	LIBORUSD06 2.50% + 0.24	0	0	0	0	0	0	397,266,000	397,266,000	794,532,000	794,532,000	373,628,000	0
JP MORGAN CHASE BA (1) (8)-21	SI	2011-12-23	2021-12-30	LIBORUSD06 2.50% + 0.40	0	0	0	0	0	0	99,317,000	99,317,000	198,633,000	198,633,000	93,345,000	0
MIZUHO BANK LTD (1) (8)-22	SI	2009-06-15	2018-12-14	LIBORUSD06 2.50% + 0.42	0	0	0	0	0	0	744,874,000	0	0	0	0	0
MIZUHO BANK LTD (1) (8)-23	SI	2010-03-25	2020-03-24	LIBORUSD06 2.45% + 1.71	0	0	0	0	0	0	701,075,000	701,075,000	1,401,852,000	0	0	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member] Time interval [axis]						Foreign currency [member] Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
PRIVATE EXPORT FUN (1) (8)-24	SI	2010-12-14	2020-12-21	LIBORUSD06 2.50% + 0.30	0	0	0	0	0	0	198,633,000	198,633,000	397,266,000	198,633,000	0	0
SOCIETE GENERALE (1) (8)-25	SI	2010-12-13	2020-12-21	LIBORUSD06 2.50% + 0.29	0	0	0	0	0	0	198,633,000	198,633,000	397,266,000	198,633,000	0	0
EXPORT IMPORT BANK (1) (7)-26	SI	2009-07-14	2019-12-20	3.8100 FIJA	0	0	0	0	0	0	1,042,823,000	1,042,823,000	1,042,823,000	0	0	0
EXPORT IMPORT BANK (1) (7)-27	SI	2011-12-28	2021-12-30	2.4500 FIJA	0	0	0	0	0	0	595,899,000	0	893,849,000	595,899,000	297,790,000	0
EXPORT DEVELOPMENT (1) (7)-28	SI	2014-03-21	2018-11-12	2.3510 FIJA	0	0	0	0	0	0	5,958,601,000	0	0	0	0	0
INT DEV NO PAG-29	SI	2018-06-30	2018-12-31		0	0	0	0	0	0	210,589,000	0	0	0	0	0
TOTAL					0	0	0	0	0	0	13,958,156,000	6,448,193,000	11,426,681,000	12,166,400,000	3,597,352,000	14,151,978,000
Commercial banks																
BANCO MERCANTIL DE (6) (11)-30	NO	2014-12-23	2025-03-19	TIIE a 91 dias 8.12% + 0.85	487,805,000	487,805,000	975,610,000	975,610,000	975,610,000	2,576,596,000	0	0	0	0	0	0
BBVA BANCOMER SA (1) (8)-31	SI	2016-12-14	2019-06-12	LIBORUSD01 2.31 + 1.65	0	0	0	0	0	0	993,165,000	993,165,000	984,730,000	0	0	0
BBVA BANCOMER SA (1) (8)-32	SI	2016-02-17	2020-02-17	LIBORUSD01 2.09% + 0.85	0	0	0	0	0	0	0	0	39,509,531,000	0	0	0
BBVA BANCOMER SA (6) (11)-33	NO	2014-12-19	2025-02-01	TIIE a 91 dias 7.91% + 0.95	243,902,000	243,901,000	487,799,000	487,805,000	487,805,000	1,289,326,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)-34	NO	2014-12-19	2025-02-01	TIIE a 91 dias 7.91% + 1.25	0	0	0	0	0	4,917,099,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)-35	NO	2015-07-10	2023-09-29	TIIE a 91 dias 7.87% + 1.24	600,000,000	200,000,000	1,000,000,000	800,000,000	800,000,000	930,480,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)-36	NO	2015-10-07	2025-07-07	TIIE a 91 dias 7.87% + 0.95	900,000,000	900,000,000	1,800,000,000	1,800,000,000	1,800,000,000	5,625,126,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)-37	NO	2015-10-22	2022-10-14	TIIE a 91 dias 7.86% + 1.15	0	625,000,000	1,250,000,000	1,250,000,000	1,250,000,000	555,095,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)-38	NO	2014-07-29	2024-07-25	TIIE a 91 dias 7.86% + 0.95	1,300,000,000	1,300,000,000	2,600,000,000	2,600,000,000	2,600,000,000	5,629,207,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)-39	NO	2014-09-09	2024-07-25	TIIE a 91 dias 7.86% + 0.95	200,000,000	200,000,000	400,000,000	400,000,000	400,000,000	825,887,000	0	0	0	0	0	0
THE BANK OF NOVA S (1) (8)-40	SI	2017-05-24	2020-05-15	LIBORUSD03 2.33% + 1.65	0	0	0	0	0	0	0	0	3,938,306,000	0	0	0
THE BANK OF NOVA S (1) (8)-41	SI	2017-07-14	2020-05-15	LIBORUSD03 2.35% + 1.65	0	0	0	0	0	0	0	0	3,938,497,000	0	0	0
THE BANK OF NOVA S (1) (8)-42	SI	2017-12-27	2020-12-18	LIBORUSD03 2.34% + 1.65	0	0	0	0	0	0	0	0	0	3,930,792,000	0	0
BANCO INBURSA SA I (2) (7)-43	NO	2016-04-18	2023-03-15	5.1100 FIJA	0	0	0	0	0	0	0	0	0	0	0	11,502,835,000
BANCO MERCANTIL DE (1) (7)-44	NO	2017-04-18	2024-06-04	5.2500 FIJA	0	0	0	0	0	0	0	0	154,233,000	616,931,000	616,931,000	1,217,066,000
BANCO NACIONAL DE (1) (7)-45	SI	2003-06-26	2018-02-07	5.4400 FIJA	0	0	0	0	0	0	198,633,000	0	0	0	0	0
NACIONAL FINANCIER (6) (7)-46	NO	2012-12-21	2022-12-21	6.5500 FIJA	0	0	0	0	0	1,999,144,000	0	0	0	0	0	0
NACIONAL FINANCIER (1) (8)-47	NO	2014-12-17	2018-06-17	LIBORUSD03 + 2.5	0	0	0	0	0	0	0	0	413,951,000	827,902,000	827,902,000	2,896,069,000
TARGO BANK (1) (7)-48	SI	2017-10-16	2019-10-16	2.1000 FIJA	0	0	0	0	0	0	508,000	0	858,000	0	0	0
BANCO DE SABADELL (1) (7)-49	SI	2018-06-30	2019-05-31	2.0467 FIJA	0	0	0	0	0	0	383,000	1,863,000	0	0	0	0
BANAMEX (1) (7)-50	NO	2011-11-05	2021-11-05	5.2800 FIJA	0	0	0	0	0	0	43,299,000	44,454,000	92,500,000	89,181,000	0	0
BANAMEX (1) (7)-51	NO	2012-03-27	2022-01-27	3.8000 FIJA	0	0	0	0	0	0	40,191,000	41,005,000	84,374,000	87,686,000	52,716,000	0
BANAMEX (1) (7)-52	NO	2013-02-28	2023-07-02	3.8000 FIJA	0	0	0	0	0	0	34,731,000	35,439,000	72,942,000	75,782,000	78,711,000	54,207,000
BANAMEX (1) (7)-53	NO	2013-02-28	2023-07-02	3.8000 FIJA	0	0	0	0	0	0	34,731,000	35,439,000	72,942,000	75,782,000	78,711,000	54,207,000
BBVA BANCOMER (1) (7)-54	NO	2012-02-14	2021-12-28	3.5000 FIJA	0	0	0	0	0	0	35,896,000	36,576,000	75,080,000	77,754,000	38,339,000	0
BBVA BANCOMER (1) (7)-55	NO	2012-02-14	2021-12-20	3.5000 FIJA	0	0	0	0	0	0	40,114,000	41,113,000	83,892,000	86,919,000	42,985,000	0
BBVA BANCOMER (1) (7)-56	NO	2012-02-14	2021-12-28	3.5000 FIJA	0	0	0	0	0	0	40,147,000	40,908,000	83,971,000	86,962,000	42,881,000	0
BBVA BANCOMER (1) (7)-57	NO	2012-02-14	2021-12-30	3.5000 FIJA	0	0	0	0	0	0	35,922,000	36,597,000	75,031,000	77,794,000	38,577,000	0
BBVA BANCOMER (1) (7)-58	NO	2013-03-26	2021-12-30	3.5000 FIJA	0	0	0	0	0	0	34,612,000	35,336,000	72,278,000	74,934,000	75,010,000	53,306,000

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis] Domestic currency [member] Time interval [axis] Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Foreign currency [member] Time interval [axis] Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
BBVA BANCOMER (1) (7)-59	NO	2013-07-06	2023-04-24	3.5000 FIJA	0	0	0	0	0	0	34,487,000	35,309,000	72,260,000	74,889,000	74,754,000	65,793,000
ESTADO LIBRE Y SOB (6) (11)-60	NO	2016-06-17	2027-01-17	TIIE28 4.1046 + 0.9	56,571,000	58,202,000	121,489,000	128,597,000	136,122,000	733,200,000	0	0	0	0	0	0
NACIONAL FINANCIER (1) (8)-61	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	133,812,000	267,624,000	267,624,000	267,624,000	2,297,105,000
BANCO NAL DE COM EX (1) (8)-62	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	111,291,000	222,582,000	222,582,000	222,582,000	1,910,497,000
BANCO AZTECA (1) (8)-63	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	104,878,000	209,756,000	209,756,000	209,756,000	1,800,410,000
NACIONAL FINANCIER (1) (8)-64	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	85,972,000	171,944,000	171,944,000	171,944,000	1,475,854,000
BANCO NAL DE COM EX (1) (8)-65	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	85,972,000	171,944,000	171,944,000	171,944,000	1,475,854,000
BANCO MULTIVA S.A. (6) (11)-66	NO	2016-04-29	2029-08-20	TIIE28 4.0650 + 4.0	1,809,000	2,273,000	6,543,000	9,270,000	12,289,000	205,834,000	0	0	0	0	0	0
INT DEV NO PAG-67	NO	2018-06-30	2018-12-31		804,007,000	0	0	0	0	0	324,617,000	0	0	0	0	0
TOTAL					4,594,094,000	4,017,181,000	8,641,441,000	8,451,282,000	8,461,826,000	25,286,994,000	1,891,436,000	1,899,119,000	50,769,326,000	7,227,158,000	3,011,367,000	24,804,203,000
Other banks																
BERGESEN WORLDWIDE (1) (7)-68	SI	2007-07-23	2022-08-23	8.0000 FIJA	0	0	0	0	0	0	292,763,000	250,940,000	501,879,000	501,879,000	501,879,000	83,647,000
COPFS (1) (8)-69	SI	2005-01-02	2021-07-31	LIBORUSD01 1.50 + 0.45	0	0	0	0	0	0	1,301,389,000	25,499,000	18,753,000	4,483,000	0	0
PSA FINANCIAL SERVICES (1) (7)-70	SI	2017-05-12	2022-10-11	11.2600 FIJA	0	0	0	0	0	0	22,000	0	74,000	56,000	62,000	34,000
FIRST RESERVE (1) (7)-71	SI	2016-07-07	2036-08-07	8.8900 FIJA	0	0	0	0	0	0	296,817,000	296,817,000	593,634,000	593,634,000	593,634,000	8,360,343,000
DEUTSCHE BANK MX (1) (7)-72	SI	2013-11-28	2023-11-28	4.4500 FIJA	0	0	0	0	0	0	144,667,000	147,916,000	305,872,000	319,764,000	334,288,000	530,114,000
F/1651 FIDEI YUNEN (1) (7)-73	SI	2015-01-02	2025-01-01	4.4400 FIJA	0	0	0	0	0	0	156,433,000	160,005,000	330,535,000	345,479,000	361,101,000	1,010,311,000
F/1659 FIDEI KUKULK (1) (7)-74	SI	2015-10-04	2025-01-03	4.5400 FIJA	0	0	0	0	0	0	155,058,000	158,600,000	327,906,000	343,072,000	358,942,000	1,075,043,000
MARVERDE INFRAESTRU (1) (7)-75	SI	2016-06-17	2031-06-17	8.3800 FIJA	0	0	0	0	0	0	457,216,000	479,808,000	1,018,684,000	1,107,460,000	1,203,972,000	16,996,727,000
BLUE MARINE SHIPPING (1) (7)-76	SI	2008-08-13	2018-08-13	8.0000 FIJA	0	0	0	0	0	0	47,910,000	0	0	0	0	0
BLUE MARINE SHIPPING (1) (7)-77	SI	2008-09-02	2018-08-13	7.9600 FIJA	0	0	0	0	0	0	41,779,000	0	0	0	0	0
F TAPIAS MEXICO, SA (1) (7)-78	SI	2008-10-23	2018-11-02	7.9600 FIJA	0	0	0	0	0	0	95,867,000	0	0	0	0	0
F TAPIAS MEXICO, SA (1) (7)-79	SI	2008-11-14	2018-11-10	8.0000 FIJA	0	0	0	0	0	0	95,867,000	0	0	0	0	0
INT DEV NO PAG-80	SI	2018-06-30	2018-12-31		0	0	0	0	0	0	3,616,000	0	0	0	0	0
TOTAL					0	0	0	0	0	0	3,089,404,000	1,519,586,000	3,097,337,000	3,215,827,000	3,363,878,000	28,056,219,000
Total banks																
TOTAL					4,594,094,000	4,017,181,000	8,641,441,000	8,451,282,000	8,461,826,000	25,286,994,000	18,938,996,000	9,866,897,000	65,293,344,000	22,609,385,000	9,962,597,000	67,012,400,000
Stock market [abstract]																
Listed on stock exchange - unsecured																
BANCO INVEX SA INS (6) (11)-81	NO	2013-09-19	2019-02-28	TIIE28 7.83% + 0.06	0	4,992,381,000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-82	NO	2013-09-12	2019-02-28	TIIE28 7.83% + 0.06	0	1,098,312,000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-83	NO	2014-01-30	2019-02-28	TIIE28 7.83% + 0.06	0	1,997,365,000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-84	NO	2014-02-07	2019-02-28	TIIE28 7.83% + 0.06	0	1,498,114,000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-85	NO	2014-11-09	2019-02-28	TIIE28 7.83% + 0.06	0	4,994,149,000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-86	NO	2014-11-27	2020-11-19	TIIE28 7.83% + 0.15	0	0	0	4,986,008,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-87	NO	2015-11-02	2020-11-19	TIIE28 7.83% + 0.15	0	0	0	4,266,983,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-88	NO	2015-07-16	2020-11-19	TIIE28 7.83% + 0.15	0	0	0	646,566,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-89	NO	2015-09-30	2018-09-26	TIIE28 7.83% + 0.35	1,358,884,000	0	0	0	0	0	0	0	0	0	0	0
CI BANCO S.A. INS (6) (11)-90	NO	2016-03-23	2019-02-10	TIIE28 7.87% + 1.35	0	0	4,989,718,000	0	0	0	0	0	0	0	0	0
DEUTSCHE BANK TRUS (1) (8)-91	SI	2013-07-18	2018-07-18	LIBORUSD03 2.36% + 2.02	0	0	0	0	0	0	9,909,512,000	0	0	0	0	0
DEUTSCHE BANK TRUS (1) (8)-92	SI	2016-12-13	2022-11-03	LIBORUSD03 2.33% + 3.65	0	0	0	0	0	0	0	0	0	0	19,769,166,000	0
DEUTSCHE BANK TRUS (2) (7)-93	SI	2018-05-24	2023-08-24	EURIBOR03 -0.32%	0	0	0	0	0	0	0	0	0	0	0	14,931,781,000

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis] Domestic currency [member] Time interval [axis] Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Foreign currency [member] Time interval [axis] Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
				+ 2.40												
SCOTIA INVERLAT CA (7) (13)-94	NO	2004-12-23	2019-05-12	TASA CEROS 0.00% + 0	0	0	18,721,303,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)-95	NO	2010-08-02	2020-01-27	9.1000 FIJA	0	0	10,025,050,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)-96	NO	2011-07-12	2021-11-24	7.6500 FIJA	0	0	0	0	20,357,156,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)-97	NO	2013-09-26	2024-12-09	7.1900 FIJA	0	0	0	0	0	57,338,168,000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)-98	NO	2014-11-27	2026-12-11	7.4700 FIJA	0	0	0	0	0	30,986,733,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-99	NO	2010-08-02	2020-01-27	4.2000 FIJA	0	0	4,827,662,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-100	NO	2011-03-10	2021-09-20	3.5500 FIJA	0	0	0	0	3,926,077,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-101	NO	2012-11-29	2028-11-06	3.0200 FIJA	0	0	0	0	0	4,332,278,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-102	NO	2014-01-30	2026-01-15	3.9400 FIJA	0	0	0	0	0	19,258,369,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-103	NO	2015-09-30	2035-06-09	5.2300 FIJA	0	0	0	0	0	6,655,671,000	0	0	0	0	0	0
BNP PARIBAS (4) (7)-104	SI	2015-08-12	2020-08-12	1.5000 FIJA	0	0	0	0	0	0	0	0	0	11,928,600,000	0	0
BNP PARIBAS (4) (7)-105	SI	2018-04-06	2023-04-12	1.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	7,245,240,000
CREDIT SUISSE (4) (7)-106	SI	2012-10-04	2019-10-04	2.5000 FIJA	0	0	0	0	0	0	0	5,975,752,000	0	0	0	0
CREDIT SUISSE (4) (7)-107	SI	2016-06-14	2021-12-14	2.3750 FIJA	0	0	0	0	0	0	0	0	0	0	2,990,921,000	0
DEUTSCHE BANK AG (1) (7)-108	SI	2001-11-14	2022-01-02	8.6250 FIJA	0	0	0	0	0	0	0	0	0	0	3,182,995,000	0
DEUTSCHE BANK AG (1) (7)-109	SI	2005-08-08	2035-06-15	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	34,760,775,000
DEUTSCHE BANK AG (1) (7)-110	SI	2008-04-08	2038-06-15	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	9,866,101,000
DEUTSCHE BANK AG (2) (7)-111	SI	2005-02-22	2025-02-24	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	23,005,670,000
DEUTSCHE BANK AG (2) (7)-112	SI	2013-11-27	2020-11-27	3.1250 FIJA	0	0	0	0	0	0	0	0	0	29,846,956,000	0	0
DEUTSCHE BANK AG (2) (7)-113	SI	2014-04-16	2026-04-16	3.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	22,921,582,000
DEUTSCHE BANK AG (2) (7)-114	SI	2015-04-21	2022-04-21	1.8750 FIJA	0	0	0	0	0	0	0	0	0	0	22,923,402,000	0
DEUTSCHE BANK AG (2) (7)-115	SI	2015-04-21	2027-04-21	2.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	28,543,082,000
DEUTSCHE BANK AG (2) (7)-116	SI	2015-06-11	2030-06-11	4.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,192,858,000
DEUTSCHE BANK AG (2) (7)-117	SI	2016-03-15	2019-03-15	3.7500 FIJA	0	0	0	0	0	0	0	22,109,601,000	0	0	0	0
DEUTSCHE BANK AG (2) (7)-118	SI	2016-03-15	2023-03-15	5.1250 FIJA	0	0	0	0	0	0	0	0	0	0	0	20,626,044,000
DEUTSCHE BANK AG (2) (7)-119	SI	2017-02-21	2021-08-21	2.5000 FIJA	0	0	0	0	0	0	0	0	0	0	40,208,804,000	0
DEUTSCHE BANK AG (2) (7)-120	SI	2017-02-21	2024-02-21	3.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	28,599,352,000
DEUTSCHE BANK AG (2) (7)-121	SI	2017-02-21	2028-02-21	4.8800 FIJA	0	0	0	0	0	0	0	0	0	0	0	28,502,411,000
DEUTSCHE BANK AG (2) (7)-122	SI	2018-05-24	2022-11-24	2.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	13,757,056,000
DEUTSCHE BANK AG (2) (7)-123	SI	2018-05-24	2025-11-24	3.6300 FIJA	0	0	0	0	0	0	0	0	0	0	0	14,887,330,000
DEUTSCHE BANK AG (2) (7)-124	SI	2018-05-24	2029-02-24	4.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	28,513,811,000
DEUTSCHE BANK AG (3) (7)-125	SI	2002-05-12	2023-05-12	3.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	5,400,600,000
DEUTSCHE BANK AG (5) (7)-126	SI	2009-02-06	2022-02-06	8.2500 FIJA	0	0	0	0	0	0	0	0	0	0	9,082,289,000	0
DEUTSCHE BANK AG (5) (7)-127	SI	2017-11-16	2025-11-16	3.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	11,614,720,000
DEUTSCHE BANK TRUS (1) (7)-128	SI	1993-01-03	2023-01-12	8.6300 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,602,152,000
DEUTSCHE BANK TRUS (1) (7)-129	SI	1997-09-18	2027-09-16	9.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,030,565,000
DEUTSCHE BANK TRUS (1) (7)-130	SI	2004-12-30	2027-09-15	9.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	4,484,974,000
DEUTSCHE BANK TRUS (1) (7)-131	SI	2009-03-02	2019-03-05	8.0000 FIJA	0	0	0	0	0	0	0	24,241,807,000	0	0	0	0
DEUTSCHE BANK TRUS (1) (7)-132	SI	2010-05-02	2020-05-03	6.0000 FIJA	0	0	0	0	0	0	0	0	16,221,697,000	0	0	0
DEUTSCHE BANK TRUS (1) (7)-133	SI	2010-07-21	2021-01-21	5.5000 FIJA	0	0	0	0	0	0	0	0	0	59,605,360,000	0	0
DEUTSCHE BANK TRUS (1) (7)-134	SI	2010-08-30	2035-06-15	6.6300 FIJA	0	0	0	0	0	0	0	0	0	0	0	20,512,605,000
DEUTSCHE BANK TRUS (1) (7)-135	SI	2010-09-28	2046-12-28	6.6300 FIJA	0	0	0	0	0	0	0	0	0	0	0	19,843,358,000
DEUTSCHE BANK TRUS (1) (7)-136	SI	2011-02-06	2041-02-06	6.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	59,695,882,000
DEUTSCHE BANK TRUS (1) (7)-137	SI	2012-01-24	2022-01-24	4.8800 FIJA	0	0	0	0	0	0	0	0	0	0	41,595,563,000	0
DEUTSCHE BANK TRUS (1) (7)-138	SI	2012-06-26	2044-06-27	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	35,301,426,000
DEUTSCHE BANK TRUS (1) (7)-139	SI	2013-01-30	2023-01-30	3.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	41,659,710,000

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis] Domestic currency [member] Time interval [axis] Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Foreign currency [member] Time interval [axis] Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
DEUTSCHE BANK TRUS (1) (7)-140	SI	2013-07-18	2018-07-18	3.5000 FIJA	0	0	0	0	0	0	7,055,022,000	0	0	0	0	0
DEUTSCHE BANK TRUS (1) (7)-141	SI	2013-07-18	2024-01-18	4.8800 FIJA	0	0	0	0	0	0	0	0	0	0	0	29,767,770,000
DEUTSCHE BANK TRUS (1) (7)-142	SI	2014-01-23	2019-01-23	3.1300 FIJA	0	0	0	0	0	0	0	3,722,372,000	0	0	0	0
DEUTSCHE BANK TRUS (1) (7)-143	SI	2014-01-23	2045-01-23	6.3800 FIJA	0	0	0	0	0	0	0	0	0	0	0	59,232,705,000
DEUTSCHE BANK TRUS (1) (7)-144	SI	2014-10-15	2025-01-15	4.2500 FIJA	0	0	0	0	0	0	0	0	0	0	0	19,798,155,000
DEUTSCHE BANK TRUS (1) (7)-145	SI	2015-01-23	2020-07-23	3.5000 FIJA	0	0	0	0	0	0	0	0	0	13,301,664,000	0	0
DEUTSCHE BANK TRUS (1) (7)-146	SI	2015-01-23	2026-01-23	4.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	29,734,124,000
DEUTSCHE BANK TRUS (1) (7)-147	SI	2015-01-23	2046-01-23	5.6300 FIJA	0	0	0	0	0	0	0	0	0	0	0	38,877,415,000
DEUTSCHE BANK TRUS (1) (7)-148	SI	2016-04-02	2019-04-02	5.5000 FIJA	0	0	0	0	0	0	3,604,653,000	0	0	0	0	0
DEUTSCHE BANK TRUS (1) (7)-149	SI	2016-04-02	2021-04-02	6.3800 FIJA	0	0	0	0	0	0	0	0	0	24,806,165,000	0	0
DEUTSCHE BANK TRUS (1) (7)-150	SI	2016-04-02	2026-04-08	6.8800 FIJA	0	0	0	0	0	0	0	0	0	0	0	59,412,832,000
DEUTSCHE BANK TRUS (1) (7)-151	SI	2016-09-21	2023-09-21	4.6300 FIJA	0	0	0	0	0	0	0	0	0	0	0	41,058,302,000
DEUTSCHE BANK TRUS (1) (7)-152	SI	2016-09-21	2047-09-21	6.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	118,130,264,000
DEUTSCHE BANK TRUS (1) (7)-153	SI	2016-12-13	2022-03-13	5.3800 FIJA	0	0	0	0	0	0	0	0	0	0	29,525,937,000	0
DEUTSCHE BANK TRUS (1) (7)-154	SI	2016-12-13	2027-03-13	6.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	110,770,568,000
DEUTSCHE BANK TRUS (1) (7)-155	SI	2018-12-02	2028-12-02	5.3500 FIJA	0	0	0	0	0	0	0	0	0	0	0	49,575,080,000
DEUTSCHE BANK TRUS (1) (7)-156	SI	2018-12-02	2048-12-02	6.3500 FIJA	0	0	0	0	0	0	0	0	0	0	0	65,974,868,000
BONY MELLON (P. FINANCE) (1) (7)-157	SI	1998-12-14	2018-11-15	9.1500 FIJA	0	0	0	0	0	0	620,728,000	0	0	0	0	0
INT DEV NO PAG-158	NO	2018-06-30	2018-12-31		2,574,004,000	0	0	0	0	0	25,279,184,000	0	0	0	0	0
TOTAL					3,930,888,000	14,580,311,000	38,563,733,000	9,899,557,000	24,283,233,000	118,570,219,000	48,469,099,000	56,049,532,000	16,221,697,000	139,488,745,000	169,279,077,000	1,103,837,185,000
Listed on stock exchange - secured																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured																
WELLS FARGO NA (1) (8)-159	SI	2013-09-30	2024-02-15	LIBORUSD03 2.34% + 0.43	0	0	0	0	0	0	744,874,000	744,874,000	1,489,748,000	1,489,748,000	1,489,748,000	2,568,971,000
WELLS FARGO NA (1) (8)-160	SI	2014-10-14	2025-04-15	LIBORUSD03 2.35% + 0.35	0	0	0	0	0	0	496,583,000	496,583,000	993,165,000	993,165,000	993,165,000	2,942,654,000
SUMITOMO MITSUI BA (3) (8)-161	SI	2008-09-19	2020-09-29	LIBORJPY06 0.01% + 0.75	0	0	0	0	0	0	0	0	0	11,521,280,000	0	0
CREDIT AGRICOLE CI (1) (7)-162	SI	2012-07-28	2022-12-20	1.7000 FIJA	0	0	0	0	0	0	397,266,000	397,266,000	794,532,000	794,532,000	794,532,000	397,919,000
CREDIT AGRICOLE CI (1) (7)-163	SI	2012-06-07	2022-12-20	1.9500 FIJA	0	0	0	0	0	0	397,266,000	397,266,000	794,532,000	794,532,000	794,532,000	397,987,000
CREDIT AGRICOLE CI (1) (7)-164	SI	2012-06-07	2022-12-20	2.0000 FIJA	0	0	0	0	0	0	397,266,000	397,266,000	794,532,000	794,532,000	794,532,000	397,170,000
MIZUHO BANK LTD (3) (7)-165	SI	2016-07-26	2026-07-24	0.5400 FIJA	0	0	0	0	0	0	0	0	0	0	0	14,372,979,000
WELLS FARGO NA (1) (7)-166	SI	2013-04-11	2024-02-15	2.2900 FIJA	0	0	0	0	0	0	347,608,000	347,608,000	695,216,000	695,216,000	695,216,000	1,389,182,000
WELLS FARGO NA (1) (7)-167	SI	2013-09-19	2024-02-15	2.8300 FIJA	0	0	0	0	0	0	397,266,000	397,266,000	794,532,000	794,532,000	794,532,000	1,587,611,000
WELLS FARGO NA (1) (7)-168	SI	2014-10-20	2025-04-15	2.3780 FIJA	0	0	0	0	0	0	496,583,000	496,583,000	993,165,000	993,165,000	993,165,000	2,975,170,000
WELLS FARGO NA (1) (7)-169	SI	2015-07-31	2025-12-15	2.4600 FIJA	0	0	0	0	0	0	521,412,000	521,412,000	1,042,823,000	1,042,823,000	1,042,823,000	3,639,965,000
INT DEV NO PAG-170	SI	2018-06-30	2018-12-31		0	0	0	0	0	0	262,745,000	0	0	0	0	0
TOTAL					0	0	0	0	0	0	4,458,869,000	4,196,124,000	8,392,245,000	19,913,525,000	8,392,245,000	30,669,608,000
Total listed on stock exchanges and private placements																
TOTAL					3,930,888,000	14,580,311,000	38,563,733,000	9,899,557,000	24,283,233,000	118,570,219,000	50,927,968,000	60,245,656,000	24,613,942,000	159,402,270,000	177,671,322,000	1,134,506,793,000
Other current and non-current liabilities with cost [abstract]																
Other current and non-current liabilities with cost																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
Total other current and non-current liabilities with cost																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers [abstract]																
Suppliers																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total suppliers																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Other current and non-current liabilities [abstract]																
Other current and non-current liabilities																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total credits																
TOTAL					8,524,982,000	18,597,492,000	47,205,174,000	18,350,839,000	32,745,059,000	143,857,213,000	69,866,964,000	70,112,553,000	89,907,286,000	182,011,655,000	187,833,919,000	1,201,519,193,000

[800003] Annex - Monetary foreign currency position

	Dollars [member]	Dollar equivalent in pesos [member]	Currencies [axis] Other currencies equivalent in dollars [member]	Other currencies equivalent in pesos [member]	Total pesos [member]
Foreign currency position [abstract]					
Monetary assets [abstract]					
Current monetary assets	8,795,557,000	174,708,787,000	607,794,000	12,072,795,000	186,781,582,000
Non-current monetary assets	10,287,000	204,334,000	204,000	4,052,000	208,386,000
Total monetary assets	8,805,844,000	174,913,121,000	607,998,000	12,076,847,000	186,989,968,000
Liabilities position [abstract]					
Current liabilities	12,201,226,000	242,356,612,000	1,586,301,000	31,509,173,000	273,865,785,000
Non-current liabilities	76,746,630,000	1,524,441,336,000	23,341,683,000	463,642,852,000	1,988,084,188,000
Total liabilities	88,947,856,000	1,766,797,948,000	24,927,984,000	495,152,025,000	2,261,949,973,000
Net monetary assets (liabilities)	(80,142,012,000)	(1,591,884,827,000)	(24,319,986,000)	(483,075,178,000)	(2,074,960,005,000)

[800005] Annex - Distribution of income by product

	Income type [axis]			
	National income [member]	Export income [member]	Income of subsidiaries abroad [member]	Total income [member]
PETROLÍFEROS				
COMBUSTOLEO	19,319,167,000	19,167,013,000		38,486,180,000
DIESEL	116,079,055,000	0		116,079,055,000
GAS L.P.	26,285,528,000	161,273,000		26,446,801,000
GASOLINA MAGNA SIN	217,533,799,000	0		217,533,799,000
GASOLINA PREMIUM	42,003,407,000	0		42,003,407,000
TURBOSINA	26,983,733,000	0		26,983,733,000
PETRÓLEO CRUDO	0	251,071,382,000		251,071,382,000
NAFTAS	0	8,534,888,000		8,534,888,000
VENTAS DE CÍAS. SUBSIDIARIAS	0	53,742,600,000		53,742,600,000
OTROS REFINADOS	0	1,429,706,000		1,429,706,000
REFINADOS, GASES Y AROMATICOS				
GAS SECO	27,367,607,000	10,085,000		27,377,692,000
ASFALTOS	3,067,274,000	0		3,067,274,000
PROPILENO Y DERIVADOS	1,077,005,000	0		1,077,005,000
OTROS REFINADOS	1,974,206,000	0		1,974,206,000
FERTILIZANTES				
AMONIACO	1,727,893,000	0	0	1,727,893,000
FOSFATADOS	954,180,000	2,869,898,000	0	3,824,078,000
NITROGENADOS	579,959,000	10,008,000	0	589,967,000
ÁCIDOS	150,035,000	0		150,035,000
OTROS FERTILIZANTES	373,882,000	0	0	373,882,000
ETILENO				
POLIETILENO	3,852,528,000	0	0	3,852,528,000
ÓXIDO DE ETILENO	1,317,715,000	0		1,317,715,000
MONOETILENGLICOL	1,094,518,000	0	0	1,094,518,000
OTROS ETILENO	298,748,000	245,460,000	0	544,208,000
INGRESOS POR SERVICIOS				
INGRESOS POR SERVICIOS	4,287,490,000	0	0	4,287,490,000
TOTAL	496,327,729,000	337,242,313,000	0	833,570,042,000

[800007] Annex - Financial derivate instruments

Management discussion about the policy uses of financial derivate instruments, explaining if these policies are allowed just for coverage or for other uses like trading [text block]

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of Derivative Financial Instruments ("DFIs"), and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's current internal regulation. PEMEX has a Financial Risk Working Group (FRWG) which is a specialized working group with decision-making authority on financial risk exposure, financial risk mitigation schemes, and DFIs trading of Petróleos Mexicanos, the subsidiaries entities, and where applicable, subsidiary companies.

Approved DFIs are mainly traded on the OTC (Over the Counter) market, however exchange traded instruments may also be used. In the case of PMI Trading, DFIs are traded on CME-Clearport.

The different types of DFIs that PEMEX trades are described below, in the subsections corresponding to each type of risk and related to the applicable markets.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outgoing cash flows related to its liabilities.

As part of the regulatory framework for financial risk management, PEMEX has limited and specified the counterparties with which PEMEX may trade DFIs and other financial instruments.

In addition, certain of the PMI companies have implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms.

Given that outstanding DFIs of Petróleos Mexicanos have been entered into for risk mitigation purposes, particularly with economic hedging purposes, there is no need to establish and monitor market risk limits.

For those portfolios with an open market risk exposure, our financial risk management regulatory framework establishes the implementation and monitoring of market risk limits such as VaR and capital at risk (an aggregation of fair value or mark-to-market ("MtM") and profit and loss, or CaR).

PEMEX has also established credit guidelines for DFIs that Pemex Industrial Transformation offers to its domestic customers, which include the use of guarantees and credit lines. For exchange traded DFIs, PEMEX trades under the margin requirements of the corresponding exchange market, and therefore do not have internal policies for these DFIs.

DFIs held with financial counterparties do not consider collateral exchange clauses. Notwithstanding, PEMEXs regulatory framework promotes credit risk mitigation strategies such as collateral exchange

PEMEX does not have an independent third party to verify the compliance with these internal standards; however, PEMEX has internal control procedures that certify the compliance with existing policies and guidelines.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques [text block]

Fair Value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies, and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of our DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFI under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as SAP *(System Applications Products)*. PEMEX has no policies to designate a calculation or valuation agent.

Because PEMEX's hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges' effectiveness.

Fair value hierarchy

PEMEX's DFIs' fair-value assumptions fall under Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in financial markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in financial markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Management discussion about intern and extern sources of liquidity that could be used for attending requirements related to financial derivate instruments [text block]

Liquidity Risk

The main internal source of liquidity comes from PEMEX operations. Additionally, through its debt planning and the purchase and sale of U.S. dollars, PEMEX currently preserves a cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations, such as those related to DFI's. In order to preserve a cash balance at a suitable level, during the second quarter of 2018, PEMEX entered into FX swaps of the peso against U.S. dollar. In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting time horizons that consider each currency's cash flow requirements in order to preserve liquidity.

Certain of the PMI companies mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury or "in-house bank". In addition, certain of the PMI companies have access to bank loans.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports [text block]

Market Risk

(i)Interest Rate Risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX invests in pesos and U.S. dollars in compliance with applicable internal regulations, through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk. During the second quarter of 2018 no interest rate swap expired.

(ii)Exchange Rate Risk

Most of PEMEX's revenues are denominated in U.S. dollars, a significant amount of which is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel, net of IEPS Tax, tax duties, incentives, and other related taxes, as well as domestic sales of natural gas, LPG, petrochemicals and our byproducts, are referenced to international U.S. dollar-denominated prices.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are established in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Therefore, PEMEX prioritizes debt issuances denominated in U.S. dollars; nonetheless, this is not always achievable, hence non-U.S. dollar debt issued in international currencies are hedged through DFIs either with swaps to convert the debt into U.S. dollars or through other DFIs to mitigate our exchange rate risk exposure. The rest of the debt is denominated in pesos or in UDIs, for which most of the debt denominated in UDIs has been converted into pesos through DFIs in order to eliminate the inflationary risk exposure.

As a consequence of the above, PEMEX's debt issued in international currencies other than U.S. dollars has exchange rate risk mitigation strategies. Through these strategies, PEMEX has further sought to reduce its cost of funding by leaving, in some cases, part of this exchange rate exposure unhedged when assessed appropriate.

The underlying currencies of our DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar against the U.S. dollar and UDIs against the peso.

During the second quarter of 2018, three DFI entered into with the purpose of mitigating exchange rate risk expired.

Certain of the PMI companies face market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of these companies have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, some PMI companies will, from time to time, enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

(iii)Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this

assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX's exports and domestic sales are directly or indirectly related to international hydrocarbon prices. Therefore, PEMEX is exposed to fluctuations in these prices. In terms of crude oil and natural gas, part of this risk is transferred to the Mexican Government under our current fiscal regime.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints.

PEMEX's exposure to hydrocarbon prices is partly mitigated by natural hedges between its inflows and outflows.

Since 2016, as a result of the changes in PEMEX's fiscal regime, our sensitivity to crude oil prices decreased. Nonetheless PEMEX worked on hedging strategies for the following years in order to reduce its exposure to potential drops in crude oil price.

In April 2017, PEMEX entered into a crude oil hedge to partially protect our cash flows from a decrease in the Mexican crude oil basket price below that established in the Federal Revenue Law. PEMEX hedged 409 thousand barrels per day from May to December 2017 for U.S. $133,503.

During the fourth quarter of 2017, PEMEX entered into a crude oil hedge to partially protect its cash flows for the fiscal year 2018, from a decrease in the Mexican crude oil basket price below that established in the 2018 Federal Revenue Law. PEMEX hedged 440 thousand barrels per day from January to December 2018 for U.S. $ 449,898.

During the second quarter of 2018, eighteen DFI entered into with the purpose of mitigating hydrocarbon price risk expired.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Until 2016, Pemex Industrial Transformation entered into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transferred the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. As of 2017, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to its customers, thereby replacing Mex Gas Supply, S.L. However, as of the second quarter of 2018 none DFI had been carried out under this mechanism. Through these mechanisms, Pemex Industrial Transformation maintains a negligible or even null exposure to market risk. These portfolios have VaR and CaR limits in order to limit market risk exposure. During the second quarter of 2018, the expired DFIs were cero swaps and cero options as well with domestic customers, as with financial counterparties. This turned into a profit of $ 0.0, recognized under the concept of (Loss) Return in DFIs.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results. During the second quarter of 2018, PMI Trading closed thirteen DFIs positions listed in *CME-Clearport* related to commodities, with a profit (loss) of Ps. (603,109) recognized under the concept of (Loss) Return in DFIs. During the second quarter of 2018, PMI Trading had thirty-eight margin calls, which accounted for a negative net flow of Ps. 1,516,024.

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

Counterparty or Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. PEMEX monitors its counterparties' creditworthiness and calculate the credit risk exposure for

57 of 123

its DFIs. As a risk mitigation strategy, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

In order to estimate the credit risk exposure to each financial counterparty, the potential future exposure is calculated by projecting the risk factors used in the valuation of each DFI in order to estimate the MtM value for different periods, taking into account any credit risk mitigation provisions.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. During the second quarter of 2018, two of the specified thresholds were reached.

In addition, PEMEX has long-term DFIs with mandatory early termination clauses, pursuant to which, at a given date, and irrespective of thecurrent MtM, the DFI will terminate and settle at the corresponding MtM, and PEMEX can either enter into a new DFI with the same counterparty or a new counterparty, which reduces the credit risk generated by the term of the DFI by bounding it to a specific date. As of the second quarter of 2018, there were no early terminations due to these clauses.

According to IFRS 13 "Fair Value Measurement," the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs. There were no defaults during the second quarter of 2018.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both us and the counterparty's credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the price volatility of natural gas.

In order to qualify for these DFIs, Pemex Industrial Transformation's customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, beginning on October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, rights to collateral are exercised and, if the collateral is insufficient to cover the fair value, natural gas supply is suspended until the payment is made.

On August 20, 2014, certain amendments to the credit guidelines were enacted which allowed Pemex-Gas and Petrochemicals, and now Pemex Industrial Transformation, to offer to its clients with an adequate credit rating, based on an internal financial and credit assessment, DFIs with an exemption from collateral requirements up to certain amount through a credit line approved by the credit committee. Moreover, if the credit line is insufficient to cover each client's exposure, the client is obligated to deposit collateral. If a client suffers an event of default, DFIs related to this client are terminated early and natural gas supply is suspended until the payment is made.

PMI Trading's credit risk associated with DFI transactions is minimized through the use of futures and standardized instruments that are cleared through CME-Clearport.

SENSITIVITY ANALISIS

PEMEX have entered into DFIs with the purpose to completely mitigate the market risk for specific flows or predetermined volumes associated to our operations. DFIs have the same characteristics (e.g. underlying, payment dates, amounts, or volumes) as the hedged position, but with the opposite exposure to the market risk factors. As a result of these mitigation strategies, PEMEX has a negligible sensitivity to the hedged market risk factors.

Given that PEMEX's hedges are cash flow hedges, the effectiveness is maintained regardless of variations in the underlying assets or reference variables since, through time, asset flows are fully offset by the ones from liabilities flows. Therefore, is not necessary to measure or monitor the hedge effectiveness.

Natural Gas DFIs that Pemex Industrial Transformation offers to its domestic customers are reported as transactions with trading purposes. However, such operations are fully compensated by the operations entered into with their financial counterparts through Petróleos Mexicanos, which replaced Mex Gas Supply, S.L. as of 2017. Through this mechanism (back-to-back), Pemex Industrial Transformation maintains a negligible or even null market risk exposure, so we do not consider it necessary to conduct either a sensitivity analysis or measure or monitor the hedge effectiveness.

Other DFIs seek to hedge the changes in the price of the commercialized products, such that the DFIs' underlying assets have correlations with the prices of the products involved in commercialization. PMI Trading estimates the Value at Risk (VaR) of these DFIs. Notably, DFIs of PMI Trading (all of them related with petroleum derivatives), are classified under cash and cash equivalents for accounting purposes due to their liquidity.

Quantitative information for disclosure [text block]

QUANTITATIVE DISCLOSURE

Accounting treatment applied and the impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they are related. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

As of June 30, 2018 and December 31, 2017, the net fair value of PEMEX's DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in our consolidated statement of financial position, was Ps. 12,182,110 and Ps. 12,367,475, respectively. As of June 30, 2018 and December 31, 2017, PEMEX did not have any DFIs designated as hedges.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

For the periods ended June 30, 2018 and 2017, PEMEX recognized a net (loss)/gain of Ps. (9,292,906) and Ps. 20,332,885, respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

According to established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of June 30, 2018 and December 31, 2017, PEMEX did not recognize any embedded derivatives (foreign currency or index).

FAIR VALUE OF DFIs

The summary of PEMEX's current DFIs along with their fair value is shown in the next tables:

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos, except as noted, as of June 29, 2018)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2018	2019	2020	2021	2022	Thereafter	
Interest Rate Swaps	Hedging	30,043,241	LIBOR USD 3M = 2.33575%	LIBOR USD 3M = 2.31175%	1,020,448	798,268	2,209,792	4,419,584	4,419,584	4,419,584	4,419,584	10,155,112	0
Currency Swaps	Hedging	341,172,542	MXN = 19.8633 1/EUR = 1.1582 1/GBP = 1.3094 JPY = 110.33941 UDI = 6.01299 CHF = 0.9971 AUD = 1.3587 Exchange rates against US dollar.	MXN = 18.3445 1/EUR = 1.2408 1/GBP = 1.4161 JPY = 105.67108 UDI = 6.02132 CHF = 0.9472 AUD = 1.29921 Exchange rates against US dollar.	6,104,135	19,195,141	0	51,239,929	60,806,317	6,005,966	32,162,039	190,958,291	0
Currency Options	Hedging	161,115,616	1/EUR = 1.1582 JPY = 110.33941 1/GBP = 1.3094 Exchange rates against US dollar.	1/EUR = 1.2408 JPY = 105.67108 1/GBP = 1.4161 Exchange rates against US dollar.	3,246,965	6,642,301	0	0	0	40,614,142	0	120,501,474	0
Only cupon swaps	Hedging	90,012,034	1/EUR = 1.1582 Exchange rates against US dollar.	1/EUR = 1.2408 Exchange rates against US dollar.	2,108,105	3,136,704	0	0	0	37,045,551	0	52,966,483	0
Currency Forwards	Trading	43,742,776	1/EUR = 1.1582 Exchange rates against US dollar.	MXN = 18.3445 Exchange rates against US dollar.	(449,717)	1,721,243	43,742,776	0	0	0	0	0	0

TABLE 2
Crude Oil Derivatives
(in thousands of pesos, except as noted, as of June 29, 2018)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) [1]	Underlying value (U.S. $ per barrel) [2]		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2018	2019	2020	2021	2022	Thereafter	
Crude Oil Options	Hedging	73.92	ICE Brent= 75.94	ICE Brent= 66.72	153,981	1,330,560	73.92	0	0	0	0	0	0

(1) Net Volume.
(2) Representative underlying asset value. Monthly average price per barrel

TABLE 3
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of June 29, 2018)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2018	2019	2020	2021	2022	Thereafter	
Long Swaps	Trading	170,562	3.01	2.56	(358)	(3,806)	108,198	62,364	0	0	0	0	
Short Swaps	Trading	(170,562)	3.01	2.56	472	4,397	(108,198)	(62,364)	0	0	0	0	0
European Call Long	Trading	71,850	3.01	2.56	34	44	58,100	13,750	0	0	0	0	
Short		(71,850)	3.01	2.56	(33)	(44)	(58,100)	(13,750)	0	0	0	0	

(1) Representative underlying asset value.

TABLE 4
Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity
(in thousands of pesos, except as noted, as of June 29, 2018)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels)[1]	Underlying value (U.S. $ per barrel)[2]		Fair Value		Volume per Year						Collateral delivered[3]
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2018	2019	2020	2021	2022	Thereafter	
Futures	Trading	(1.2)	89.68	79.67	(55,359)	(81,770)	(1.2)	0	0	0	0	0	N.A
Exchange Traded Swaps	Trading	(1.2)	65.91	56.56	(1,061,754)	(1,870)	(1.2)	0	0	0	0	0	N.A

(1) Net Volume.
(2) Representative underlying asset value per barrel.
(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 225,649,471.60

TABLE 5
Financial Derivative Instruments from Treasury
(in thousands of pesos, except as noted, as of June 29, 2018)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value[1]		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2018	2019	2020	2021	2022	Thereafter	
Over The Counter Interest Rate Swaps	Trading	1,279,032	LIBOR USD 1M = 2.09025%	LIBOR USD 1M = 1.88313 %	(1,779)	(8,078)	152,951	315,999	329,587	284,953	168,177	27,365	0

(1) Representative underlying asset value.
LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of June 29, 2018 Ps. 19.86330 = US$1.00 and as of March 31 2018 Ps. 18.3445 = US$1.00
The information in these tables has been calculated using the exchange rates as of June 29, 2018 Ps. 23.00567 = EUR$1.00 and as of March 31, 2018 Ps. 22.76186 = EUR$1.00

[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2018-06-30	Close Previous Exercise 2017-12-31
Subclassifications of assets, liabilities and equities [abstract]		
Cash and cash equivalents [abstract]		
Cash [abstract]		
Cash on hand	31,507,533,000	29,866,299,000
Balances with banks	36,227,894,000	26,004,828,000
Total cash	67,735,427,000	55,871,127,000
Cash equivalents [abstract]		
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	41,771,284,000	41,980,627,000
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	41,771,284,000	41,980,627,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	109,506,711,000	97,851,754,000
Trade and other current receivables [abstract]		
Current trade receivables	117,276,417,000	119,528,557,000
Current receivables due from related parties	0	0
Current prepayments [abstract]		
Current advances to suppliers	0	0
Current prepaid expenses	5,138,866,000	17,761,909,000
Total current prepayments	5,138,866,000	17,761,909,000
Current receivables from taxes other than income tax	0	0
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	49,121,787,000	33,354,768,000
Total trade and other current receivables	171,537,070,000	170,645,234,000
Classes of current inventories [abstract]		
Current raw materials and current production supplies [abstract]		
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	354,576,000	556,391,000
Current finished goods	33,026,876,000	37,363,132,000
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	19,944,370,000	25,939,407,000
Total current inventories	53,325,822,000	63,858,930,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners [abstract]		
Non-current assets or disposal groups classified as held for sale	0	1,056,918,000
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	1,056,918,000
Trade and other non-current receivables [abstract]		
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

Concept	Close Current Quarter 2018-06-30	Close Previous Exercise 2017-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	149,360,776,000	148,492,909,000
Total trade and other non-current receivables	149,360,776,000	148,492,909,000
Investments in subsidiaries, joint ventures and associates [abstract]		
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	16,938,755,000	16,707,364,000
Total investments in subsidiaries, joint ventures and associates	16,938,755,000	16,707,364,000
Property, plant and equipment [abstract]		
Land and buildings [abstract]		
Land	42,036,400,000	44,551,815,000
Buildings	33,055,860,000	30,713,788,000
Total land and buildings	75,092,260,000	75,265,603,000
Machinery	0	0
Vehicles [abstract]		
Ships	0	0
Aircraft	0	0
Motor vehicles	15,706,846,000	16,461,003,000
Total vehicles	15,706,846,000	16,461,003,000
Fixtures and fittings	0	0
Office equipment	11,215,232,000	12,326,495,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	1,190,694,668,000	1,202,843,159,000
Construction in progress	136,993,240,000	129,040,815,000
Construction prepayments	0	0
Other property, plant and equipment	521,578,000	572,251,000
Total property, plant and equipment	1,430,223,824,000	1,436,509,326,000
Investment property [abstract]		
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill [abstract]		
Intangible assets other than goodwill [abstract]		
Brand names	0	0
Intangible exploration and evaluation assets	8,092,054,000	9,088,563,000
Mastheads and publishing titles	0	0
Computer software	0	0
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	5,882,377,000	5,590,077,000
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	10,243,776,000	5,895,100,000
Total intangible assets other than goodwill	24,218,207,000	20,573,740,000
Goodwill	0	0
Total intangible assets and goodwill	24,218,207,000	20,573,740,000
Trade and other current payables [abstract]		
Current trade payables	0	0
Current payables to related parties	0	0
Accruals and deferred income classified as current [abstract]		

Concept	Close Current Quarter 2018-06-30	Close Previous Exercise 2017-12-31
Deferred income classified as current	0	0
Rent deferred income classified as current	0	0
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	0	0
Current payables on social security and taxes other than income tax	0	0
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	109,471,364,000	139,955,378,000
Total trade and other current payables	109,471,364,000	139,955,378,000
Other current financial liabilities [abstract]		
Bank loans current	37,417,168,000	75,636,985,000
Stock market loans current	129,684,823,000	81,572,482,000
Other current iabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	14,958,973,000	17,745,979,000
Total Other current financial liabilities	182,060,964,000	174,955,446,000
Trade and other non-current payables [abstract]		
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current [abstract]		
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities [abstract]		
Bank loans non-current	215,719,269,000	221,118,906,000
Stock market loans non-current	1,687,511,069,000	1,659,546,698,000
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	1,903,230,338,000	1,880,665,604,000
Other provisions [abstract]		
Other non-current provisions	93,983,571,000	87,677,423,000
Other current provisions	0	0
Total other provisions	93,983,571,000	87,677,423,000
Other reserves [abstract]		
Revaluation surplus	0	0
Reserve of exchange differences on translation	50,031,130,000	44,633,012,000
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(195,768,340,000)	(195,768,340,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or	0	0

Concept	Close Current Quarter 2018-06-30	Close Previous Exercise 2017-12-31
disposal groups held for sale		
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	(751,854,000)	(751,854,000)
Total other reserves	(146,489,064,000)	(151,887,182,000)
Net assets (liabilities) [abstract]		
Assets	2,132,707,593,000	2,132,002,114,000
Liabilities	3,679,542,857,000	3,634,354,499,000
Net assets (liabilities)	(1,546,835,264,000)	(1,502,352,385,000)
Net current assets (liabilities) [abstract]		
Current assets	362,567,604,000	363,526,290,000
Current liabilities	371,018,059,000	389,127,185,000
Net current assets (liabilities)	(8,450,455,000)	(25,600,895,000)

[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2018-01-01 - 2018-06-30	Accumulated Previous Year 2017-01-01 - 2017-06-30	Quarter Current Year 2018-04-01 - 2018-06-30	Quarter Previous Year 2017-04-01 - 2017-06-30
Analysis of income and expense [abstract]				
Revenue [abstract]				
Revenue from rendering of services	4,287,490,000	5,421,106,000	2,253,692,000	3,049,271,000
Revenue from sale of goods	829,282,552,000	663,514,261,000	433,920,786,000	318,455,354,000
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	833,570,042,000	668,935,367,000	436,174,478,000	321,504,625,000
Finance income [abstract]				
Interest income	10,969,569,000	7,301,747,000	1,849,510,000	3,693,243,000
Net gain on foreign exchange	2,505,317,000	202,662,743,000	(118,348,021,000)	60,572,598,000
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	11,910,535,000	27,749,042,000	(9,135,525,000)	22,340,167,000
Other finance income	0	0	0	0
Total finance income	25,385,421,000	237,713,532,000	(125,634,036,000)	86,606,008,000
Finance costs [abstract]				
Interest expense	56,972,817,000	49,612,925,000	29,804,118,000	23,718,852,000
Net loss on foreign exchange	0	0	0	0
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	21,203,441,000	7,416,157,000	11,831,106,000	2,607,917,000
Other finance cost	0	0	0	0
Total finance costs	78,176,258,000	57,029,082,000	41,635,224,000	26,326,769,000
Tax income (expense)				
Current tax	225,597,266,000	198,571,462,000	118,199,129,000	95,532,237,000
Deferred tax	(400,877,000)	6,554,663,000	(1,865,119,000)	4,141,015,000
Total tax income (expense)	225,196,389,000	205,126,125,000	116,334,010,000	99,673,252,000

[800500] Notes - List of notes

Disclosure of notes and other explanatory information [text block]

Ver anexo 813000

Disclosure of summary of significant accounting policies [text block]

Ver anexo 813000

[800600] Notes - List of accounting policies

Disclosure of summary of significant accounting policies [text block]

Ver anexo 813000

[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting [text block]

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación ("Official Gazette of the Federation") on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the "Energy Reform Decree").

In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States ("Mexico") through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the Ley de Petróleos Mexicanos (the "Petróleos Mexicanos Law") was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía ("Ministry of Energy") published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos' activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015 the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and thereafter the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and to increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the "Subsidiary Entities").

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were Pemex-Exploración y Producción, Pemex-Refinación (Pemex-Refining), Pemex-Gas and Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization proposed by the Chief Executive Officer of Petróleos Mexicanos. Pursuant to the corporate reorganization, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which have assumed all of the rights and obligations of the existing Subsidiary Entities (the "Corporate Reorganization"). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed into the productive state-owned subsidiary Pemex Industrial Transformation.

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met. On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary.

The Subsidiary Entities, and their primary purposes, are as follows:

- Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.

- Pemex Industrial Transformation: This entity performs activities related to refining, processing, importing, exporting, trading and the sale of hydrocarbons.

- Pemex Drilling and Services: This entity performs drilling services and repair and services of wells.

- Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

- Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly.

- Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.

- Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others.

On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation. Each creation resolution included a provision establishing that the creation resolution would come into effect once the required administrative procedures to start operations were in place and the Board of Directors of Petróleos Mexicanos issued and published a statement related to each creation resolution in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015.

On December 29, 2015 and May 12, 2016, modifications to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production were published in the Official Gazette of the Federation and became effective that same date, respectively.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive stateowned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

As of the date of these financial statements, all of the creation resolutions of the productive state-owned subsidiaries have come into effect. The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The "Subsidiary Companies" are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3 a).

"Associates," as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3 a). Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX."

PEMEX's address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2. BASIS OF PREPARATION

a. Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2018 and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017, in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These unaudited condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements for the year ended December 31, 2017. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On July 26, 2018, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Carlos Alberto Treviño Medina, Chief Executive Officer, Mr. David Ruelas Rodríguez, Chief Financial Officer, Mr. Manuel Salvador Cruz Flores, Deputy Director of Accounting and Tax Matters, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

b.   Basis of measurement and going concern

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost, present value or value in use. The principal items measured at fair value are derivative financial instruments ("DFIs"); the principal item measured at amortized cost is debt, the principal item measured at present value is the provision for employee benefits and some components of wells, pipelines, properties, plant and equipment are measured at value in use.

Going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations.

PEMEX recognized net loss of Ps. 49,860,395 for the six-months period ended June 30, 2018, caused mainly by the depreciation of the peso against the U.S. dollar, as well as the heavy tax burden applicable to the industry. In addition, PEMEX had a negative equity of Ps.1,546,835,264 and Ps.1,502,352,385 as of June 30, 2018 and December 31, 2017, respectively, and a negative working capital of Ps. 8,450,455 and Ps. 25,600,895, respectively. However, net cash flows from operating activities were Ps. 61,460,211, which is a sign of the PEMEX recovery process.

PEMEX believes net cash flows from its operating and financing activities, including its availability of lines of credit with certain banks, will be sufficient to meet its working capital needs, debt service and capital expenditure requirements and maintain its financial strength and flexibility in the twelve months following the date of issuance of these unaudited condensed consolidated interim financial statements.

PEMEX continues to implement actions and business strategies that enable it to operate competitively and efficiently and take advantage of benefits of the Energy Reform Decree, as further described below:

- Plan for 2018: The 2018 actions set out certain objectives that PEMEX expects to achieve to improve cash flows, reduce net indebtedness, strengthen its financial balance, reduce financial losses in its national refining system and plan for continued cost-cutting and administrative discipline, as well as the establishment of additional strategic alliances and partnerships, including an intensive farm-out program. These actions that PEMEX intends to follow through its Subsidiary Entities are explained as follows:

  -Pemex Exploration and Production continues focusing its investments on the most profitable projects, as well as on farm-outs and other partnerships aimed at increasing hydrocarbon operation and production together with the discovery of crude oil and gas. Additionally Pemex Exploration and Production will be focusing its efforts on the following strategies: (1) establishing a model of exploration that allows it to achieve the objective of incorporating and increasing proved reserves; (2) developing a master plan for the development of shales; (3) containing and reversing declines in the production of wells through reactivation and maintenance activities performed on closed wells through integrated services; (4) continuing with farm-outs to develop complex fields and leverage third-party resources; (5) establishing schemes, including strategic partnerships and alliances, to attract additional investment; (6) increasing revenues from hydrocarbons trading; and (7) strengthening operational efficiency and cost control.

-Pemex Industrial Transformation continues working in 2018 to perform reconfiguration and auxiliary services for its refineries and to focus on the following strategies: (1) keeping its facilities safe and reliable, (2) improving the financial balance, (3) maintaining a market share in Mexico of over 65%; and (4) eliminating debts, which will help to improve its refining margin.

-Pemex Logistics was approved by the Comisión Reguladora de Energía (the Energy Regulatory Commission, or "ERC") for the Phase 2 of the Open Season which will provide profitable and competitive services to multiple customers for pipeline transportation and an oil storage system.

-PEMEX's business plan also describes its goal to increase the profitability of Pemex Fertilizers, Pemex Ethylene and Pemex Drilling and Services through service contracts and partnerships for the modernization of their facilities, maximization and reactivation of the production of goods and services through strategic alliances.

In addition, PEMEX also continues to take certain specific measures to improve its financial position, including the following:

- Pension Reform. As of January 1, 2016, new employees are entitled to receive a defined contribution pension plan, pursuant to which both PEMEX and its employees contribute to each employee's individual account, in contrast to the existing defined benefit pension plan, pursuant to which only PEMEX contributes. Additionally, in August 2017, PEMEX began the process of inviting existing employees to migrate from a defined benefit plan to a defined contribution plan, which will allow Pemex to decrease its employee benefits service cost and its employee benefits liability.

- Asset Sales. PEMEX continues to evaluate the divestiture of non-essential assets to obtain working capital and to focus on those activities considered as the most profitable.

- Decreased Debt Financing: PEMEX will continue developing liability management transactions in accordance with market conditions and in order to improve its financial profile, with longer due dates and better interest rates. As a result of this strategy, Standard & Poor's and Fitch increased PEMEX's ratings outlook from negative to stable.

- The consolidated annual budget of Petróleos Mexicanos and its Subsidiary Entities for 2018 is approximately Ps. 391,946,000, a 1.7% increase as compared to the Ps. 385,211,257 consolidated annual adjusted budget for 2017.

- Since 2017, PEMEX entered into a crude oil hedge program to partially protect its cash flows from decreases in the price of Mexican crude oil.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX's existing financing agreements include any clause that could lead to the demand for immediate payment of the respective debt due to having negative equity.

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2018 and December 31, 2017 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity's ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

c. **Functional and reporting currency and translation of foreign currency operations**

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

i.   the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.   Petróleos Mexicanos and its Subsidiary Entities have budgetary autonomy, subject only to maintaining the financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

iii.   As of June 30, 2018 and December 2017 the employee benefits provision was approximately 35% of PEMEX's total liabilities, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.   cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of several products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico's monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Translation of unaudited condensed consolidated interim financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the consolidated statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the year for income and expenses reported in the statement of comprehensive income.

d. Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "US$" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited

condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

- Note 3(d) Financial instruments – determination of fair values
- Note 3(f) Wells, pipelines, properties, plant and equipment, including the successful efforts method – economic feasibility determining to capitalize assets
- Note 3(h) Impairment of non-financial assets –cash flow estimates and discount rates determination
- Note 3(j) Provisions – environmental liabilities and retirement of assets
- Note 3(k) Employee benefits – actuarial assumptions and hypothesis
- Note 3(l) Income taxes and duties – assessment of deferred income tax asset recovery
- Note 3(m) Contingencies – assessment of likelihood of contingency of existence

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

a.   Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions of the consolidated companies; income and expenses, as well as unrealized profits and losses resulting from operations between them have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of PEMEX's participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of Petróleos Mexicanos' unaudited condensed consolidated interim financial statements applying the same accounting policies.

For more information about Subsidiary Companies, see Note 4.

Investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control of an arrangement. A joint arrangement is either a joint venture, where both of the parties have rights to the net assets of the arrangements, or a joint operation, where the parties have both rights to the assets, and obligations for the liabilities relating to the arrangements.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to the share of each party and in accordance with the applicable IFRS for each of those items. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income (OCI) corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is liable for obligations incurred by those associates and joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interests

The equity interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as "non-controlling interests" and as "net income and comprehensive income for the period, attributable to non-controlling interests," in the unaudited condensed consolidated interim statements of comprehensive income.

Changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary.

Dividends in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of dividends in non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to these measurements of the fair value, between the date on which the distribution is declared and the date when the assets are transferred, are recognized directly in equity.

When distributing non-cash assets, any difference between the carrying amount of the liability for distribution of dividends and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

b. Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated and recorded at exchange rates at the dates of the transactions and/or of the presentation of financial information.

Exchange differences arising from the settlement of monetary items or from the translation of monetary items into rates different from those at which they were translated on their initial recognition, are recognized in the results of operations in the reporting period in which they arise. When a gain or loss from a non-monetary item is recognized in other comprehensive results, any exchange difference included in that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss from a non-monetary item is recognized in the results of operations, any exchange difference included in that gain or loss is recognized in the results of operations for the period.

c. Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i.   in the principal market for the asset or liability; or
ii.   in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

d. Financial instruments

Policy applicable in 2018 and 2017

i. *Recognition and initial measurement*

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when PEMEX becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL (as defined below), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Policy applicable from January 1, 2018

ii.   *Classification and subsequent measurement*

Financial Assets

On initial recognition, a financial asset is classified as measured at: Amortized Cost; Fair Value Through Other Comprehensive Income ("FVTOCI")-debt investment; FVTOCI-equity investment; or Fair Value Through Profit and Losses ("FVTPL").

Financial assets are not reclassified subsequent to their initial recognition unless PEMEX changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

- it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt instrument is measured at FVTOCI only if it meets both of the following conditions and is not designated as at FVTPL:

- it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, PEMEX may irrevocably elect to present subsequent changes in fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI (as described above) are measured at FVTPL.

This includes all derivative financial assets (see Note 16). On initial recognition, PEMEX may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Policy applicable from January 1, 2018

Financial assets - Business model assessment

PEMEX makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

- the stated policies and objectives for the portfolio and the operation of those policies in practice, which include whether management's strategy focuses on earning contractual interest income, maintaining a

particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

- how the performance of the portfolio is evaluated and reported to PEMEX management;
- the risk that affects the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
- how managers of the business are compensated (e.g., whether compensation is based on the fair value of the assets, managed or the contractual cash flows collected), and
- the frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with PEMEX's continuing recognition of the assets.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Policy applicable from January 1, 2018

Financial Asset - Assessment whether contractual cash flows are solely payments of principal and interest.

For the purposes of this assessment, principal is defined as the fair value of the financial assets on initial recognition.

Interest is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during period of time and for the basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, PEMEX considers the contractual terms of the instrument, which includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, PEMEX considers:

- contingent events that would change the amount or timing of cash flows;
- terms that may adjust the contractual coupon rate, including variable rate features;
- prepayment and extension features; and
- terms that limit PEMEX's claim to cash flows from specified assets (for example, non-recourse features).

A prepayment feature is consistent solely with the payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Policy applicable from January 1, 2018

Financial assets - Subsequent measurement and gain and losses

Financial assets at FVTPL	Financial assets at FVTPL are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Policy applicable before January 1, 2018

Financial assets

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; and (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the year. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive results and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are initially recognized at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the consolidated statements of comprehensive income.

Policy applicable in 2018 and 2017

Derivative financial instruments

DFIs presented in the consolidated statements of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the consolidated statements of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Financial liabilities: Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii.   Derecognition

Financial assets

PEMEX derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which PEMEX neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

PEMEX enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

PEMEX derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. PEMEX also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv. *Offsetting*

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when, and only when, PEMEX currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v. *Derivative* financial instruments and hedge accounting

PEMEX holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

PEMEX uses derivative financial instruments to hedge the risk exposure in foreign currency, interest rate and the price of its products. However, these contracts are not accounted as designated hedges. DFIs are initially recognized at fair value on the date on which a derivative contract is entered into and after initial recognition are measured again at fair value. Derivatives are accounted for as financial assets when the fair value is positive and as a financial liability when the fair value is negative. Any gain or loss arising from changes in the fair value of the derivatives is recognized directly in the income statement.

Policy applicable from January 1, 2018

vi. *Impairment*

Financial instruments and contract assets

PEMEX recognizes loss allowances for Estimated Credit Losses ("ECLs") on:

- financial assets measured at amortized cost;
- debt investments measured at FVOCI; and
- contract assets (as defined in IFRS 15).

PEMEX measures loss allowances at an amount equal to lifetime ECL, except for the following, which are measured as 12-month ECLs:

- debt securities that are determined to have low credit risk at the reporting date; and
- other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, PEMEX considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on PEMEX's historical experience and informed credit assessment which includes forward-looking information.

PEMEX assumes that the credit risk on a financial asset has increased significantly if it does not comply with the terms established in the contract.

PEMEX considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to PEMEX in full, without recourse by PEMEX to actions such as realizing security (if any is held).

PEMEX considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of "investment grade".

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which PEMEX is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses.
Credit losses are measured as the present value of all cash shortfalls (for example, the difference between the cash flows due to the entity in accordance with the contract and the cash flows that PEMEX expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, PEMEX assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

- significant financial difficulty of the borrower or issuer;
- a breach of contract such as a default or being more than 90 days past due;
- the restructuring of a loan or advance by PEMEX on terms that it would not consider otherwise;
- it is probable that the borrower will enter bankruptcy or other financial reorganization; or
- the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECL in the unaudited condensed consolidated interim statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when PEMEX determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with PEMEX's procedures for recovery of amounts due.

Policy applicable before January 1, 2018

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

- Impairment of financial assets carried at amortized cost

   The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The amount of the loss shall be recognized in profit or loss.

   If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in profit or loss.

- Impairment in available-for-sale financial assets

   In addition to the above-mentioned, a significant or prolonged decline in the fair value of an investment in an available-for-sale equity instrument is also objective evidence of impairment.

   When there is objective evidence of the impairment of an asset, the accumulated loss recognized in OCI shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases, the reversal shall be reflected as a reversal in OCI.

e. Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advance payment to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

f. Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16"), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases the cost also includes the cost of plugging of wells and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operation conditions are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is recorded as a deferred liability based on the period in which the assets will provide services to the customers.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

g.   Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these consolidated financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes because they are not PEMEX's property. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with the definitions, methods and procedures established in Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC") as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on

assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

h.   Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in its consolidated statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value of the net future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit, assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves, in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other investments are recognized as profit (loss) sharing in associates.

An impairment loss shall be reversed if there has been a change in the estimates used since the date when the impairment loss was recognized. These reversals will not exceed the carrying value of the asset as though no impairment had been recognized. Impairment losses and reversals are presented in a separate line item in the unaudited condensed consolidated interim statement of comprehensive income.

i.   Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant effective

interest rate for the outstanding liability. The financing costs are recognized in the unaudited condensed consolidated interim statement of comprehensive income.

Operating lease payments are recognized as expenses in the unaudited condensed consolidated interim statement of comprehensive income on a straight line basis over the term of the lease and variable rent payments are recognized in the operating results on an accrued basis.

j.   Provisions

PEMEX recognizes provisions when, as a result of a past event, PEMEX has incurred a legal or assumed present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted as expenses or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period expenses.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

k.   Employee benefits

Beginning January 1, 2016, Petróleos Mexicanos and the Subsidiary Entities operate both a defined contribution plan and a defined benefit pension plan.

Defined contribution pension plan

In this plan, both Petróleos Mexicanos and the Subsidiary Entities and their respective employees contribute to the worker's individual account. PEMEX's contributions are recognized on an accrual basis as cost, expense or asset, and are credited to liability.

Contributions to the defined contribution plan that are not expected to be fully settled within 12 months after the end of the annual reporting period in which the employee rendered related services will be discounted using the defined benefit plan discount rate.

Defined benefit plan

Under the defined benefit plan, Petróleos Mexicanos and the Subsidiary Entities are the only parties that contribute to a trust, which is managed separately. Petróleos Mexicanos and the Subsidiary Entities recognize the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they are determined.

The costs of prior services are recognized within profit or loss for the period in which they are determined.

The asset or liability in the defined benefit plan comprises the present value of the defined benefit obligation less the fair value of plan assets for which obligations have to be settled. The value of any asset is limited to the present value of any economic benefit represented by the plan reimbursements or reductions of the future contributions to the plan.

In addition, other long term employee benefits include the seniority premiums payable for disability, death and survivors benefits, medical services, gas and basic food basket for beneficiaries.

The obligations and costs of the defined benefit plan recognized in the interim periods are based on the actuarial calculation of the previous year.

Termination benefits are recognized in profit or loss for the year in which they are incurred.

l.   Income taxes and duties

Current income tax

Current income tax assets or liabilities for the current and prior years are measured as the amount expected to be paid or to be recovered from the tax authorities, using either the tax rates in force or tax rates which are in the process of being approved and are substantially completed by the end of the year.

Current income taxes related with items that are recognized as equity are presented in the OCI of the year. Periodically, PEMEX evaluates the positions taken in its tax returns for those regulations that are subject to interpretation and books corresponding provisions, if it is deemed necessary.

Deferred income taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

- the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and the carry forward of both unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences, and that the carry forward of both unused tax credits and unused tax losses can be utilized, unless:

- the deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability derived from a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period. PEMEX reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in OCI.

Deferred tax assets and deferred tax liabilities are offset if PEMEX has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Income taxes and duties

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.

These taxes and duties are recognized in accordance with IAS 12, "Income Taxes" (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above

paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

Royalties

Royalties are payable in the license agreements. These royalties are recognized as liabilities and affecting the items of costs and expenses related to the operations that gave rise to them.

m. Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

n.   Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. PEMEX recognizes revenue when it transfers control over a product or service to a costumer (see Note 6).

Before January 1, 2018, revenue was measured at the fair value of the consideration received or receivable. Revenue from the sale of goods was recognized when the significant risks and rewards of ownership had been transferred to the customer, recovery of the consideration was probable, the associated costs and possible return of goods could be estimated reliably, there was no continuing management involvement with the goods and the amount of revenue could be measured reliably. Revenue from rendering of services was recognized in proportion to the stage of completion of the work performed at the reporting date, which was determined based on surveys.

o.   Presentation of consolidated statements of comprehensive income

Revenue, costs and expenses shown in PEMEX's unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Revenues

Represents revenues from sale or products or services.

Cost of sales

Cost of sales represents the acquisition and production costs of inventories at the time of sale. Cost of sales mainly includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues (expenses), net

Other revenues (expenses), net consist primarily of income and expenses that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection with the storage, sale and delivery of products, such as the depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX's areas that provide administrative support.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to PEMEX's financing operations less any portion of the financing cost that is capitalized.

When calculating interest income and expenses, the effective interest rate is applied to the gross carrying amount of the asset (when the asset has no credit impairment) or to the amortized cost of the liability. However, financial assets with credit impairment after initial recognition, interest income is calculated by applying the effective interest rate at the amortized cost of the financial asset. If the asset ceases to be impaired, the interest income calculation returns to the gross base.

p. Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

q. Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current assets held for sale

PEMEX classifies a non-current asset, or a disposal group of assets, as held for sale if (a) its carrying amount will be recovered principally through a sale transaction rather than through continuing use; (b) the asset or group of assets is available in its present condition for immediate sale and (c) the sale is expected to be completed within one year from the date of classification, or more, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value less cost of sales and presented in a separate line item in the consolidated statements of financial position. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position. Those assets and liabilities are not offset and are presented as a single amount.

Non-current asset held for distribution to owners

When PEMEX agrees to distribute a non-current asset, or a disposal group of assets, to owners, this asset or disposal group of assets, is classified as held for distribution to owners if: a) a non-current asset or disposal group of assets is available for immediate distribution in its present condition and b) the distribution must be highly expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of their carrying amount and fair value less cost of distribution and are presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

The liabilities of a disposal group classified as held for distribution to owners are presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

- represents a separate major line of business or geographical area of operations;
- is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

The revenues or expenses from discontinued operations, including profits or losses from previous years, are presented in a specific line item in the consolidated statements of comprehensive income.

r. Accounting changes

As of January 1, 2018, PEMEX adopted IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15") and IFRS 9

"Financial Instruments" ("IFRS 9" (2014)). There have been changes in other IFRS that are effective as of January 1, 2018, but these changes do not have a material effect on these unaudited condensed consolidated interim financial statements.

Changes in accounting policies due to the adoption of these standards will be reflected in the consolidated financial statements ending on December 31, 2018.

- IFRS 15

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs and IFRIC 15 Agreements for the Construction of Real Estate.

PEMEX adopted IFRS 15 with the retrospectively cumulative transition method at January 1, 2018, recognizing the cumulative effect as an adjustment to the opening balance of retained earnings or other component of equity, as applicable. Under this transition method, comparative information has not been restated and it is presented under IAS 18 and IAS 11.

Under IFRS 15, revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. PEMEX recognizes revenue when it transfers control over a product or service to a costumer.

In the case of comparative periods, revenue was measured at the fair value of the consideration received or receivable. Revenue from the sale of goods was recognized when the significant risks and rewards of ownership had been transferred to the customer, recovery of the consideration was probable, the associated costs and possible return of goods could be estimated reliably. Revenue from rendering of services was recognized in proportion to the stage of completion of the work performed at the reporting date.

As of January 1, 2018, no significant uncompleted contracts were identified, so there was no impact on the unaudited condensed consolidated interim financial statements due to the initial adoption of the standard. The details of the main impacts generated by the adoption of IFRS 15 are the following:

a. Nature of revenues of products and services

Following, it is mentioned a description of the nature, deliver timing, significant payment clauses of PEMEX's main revenues, see Note 6 Revenue.

-Crude oil sales

Nature, performance obligations and timing of revenue recognition

Domestic and export sales of crude oil in national and international market are approximately 50% of each market. All sales are performed by the Free on Board International commercial term ("FOB" Incoterm); Therefore, transportation fees can be included in the price of sale of the product but are considered part of a single performance obligation since transportation is rendered before control is transferred.

In the case of sales to the international market, revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the shipping point.

Determination and allocation of the transaction price

The price of the product is determined based on a market components formula and with respect to the crude oil sold and in accordance with the provisions of the Hydrocarbon Trading Strategies Management.

For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the destination port. In some cases, there may be a period of up to 2 months in determining the final sale price, when it comes to sales to the European market, the Middle East and Asia.

Crude oil sale contracts consider possible customer's claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction.

Therefore, due to the implementation of IFRS 15, the main impacts on revenue recognition with respect to the previous year are as follows:

IFRS 15	IAS 18
For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9	For orders that have variations in price, revenue was adjusted upon the product's arrival at its final destination and the final price is defined.
Revenue is measured initially estimating the variable compensations such as quality and volume claims, delays in boarding etc.	A decrease in revenue was recognized when quality and volume claims, or other variable compensations were known.

The financial impact of these changes as of June 30, 2018 was not material, compared to the amount that would have been recognized under IAS 18.

-Sale of Petroleum products

Nature, performance obligations and timing of revenue recognition

Refined products and their derivatives are sold within the national market. The Federal Electricity Commission ("FEC") purchases a significant portion of the fuel oil production, while Airports and Auxiliary Services purchases most of the jet fuel. The most important refined products are gasoline and diesel.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer's facilities. Therefore, transportation fees can be included in the price of sale of the product but are considered part of a single performance obligation since transportation is rendered before control is transferred.

Determination and allocation of the transaction price

The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Energy Regulatory Commission (ERC). There are penalties for delivery failures and/or payment obligations, as well as quality and volume claims, which are known days after the transaction.

Therefore, due to the implementation of IFRS 15, the main impacts on revenue recognition with respect to the previous year are as follows:

IFRS 15	IAS 18
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.	Transportation and handling services were recognized as a separate service income, on the basis of prices established in the service orders. However, service income was also recognized at the point of delivery.
Revenue is measured initially estimating the variable compensations such as quality and volume claims, etc.	A decrease in revenue was recognized at the time quality and volume claims, or other variable compensations were known.

There was not impact in the financial statements as of June 30, 2018 due to the fact that we have not have variable compensations in the near past. Therefore, no estimation was created for this concept.

-Sales of natural gas

The sale of natural gas, liquefied petroleum gas, naphtha, butane, ethane and some other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives are mainly carried out in the domestic market.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer's facilities. Therefore, transportation fees can be included in the price of sale of the product but are considered part of a single performance obligation since transportation is rendered before control is transferred.

Determination and allocation of the transaction price

The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.

Therefore, due to the implementation of IFRS 15, the main impacts on revenue recognition with respect to the previous year are as follows:

IFRS 15	IAS 18
There is only one performance obligation that includes transport and handling services to the point of delivery.	Natural gas supply, transportation and fuel capacity were considered as performance obligations. Sales of natural gas were recorded as sale of products while the amount charged to customers for transportation and fuel capacity was recognized as other revenue at the point of delivery.
Revenue is measured initially estimating the variable compensations as quality and volume claims, etc.	A decrease in revenue was recognized at the time quality and volume claims, or other variable compensations were known

There was no impact in the financial statements as of June 30, 2018.

- IFRS 9

In July 2014, the IASB finalized the accounting reform of financial instruments and issued IFRS 9 (revised in 2014), which contains the requirements for, a) the classification and measurement of financial assets and liabilities, b) impairment methodology, and c) general information about hedge accounting. IFRS 9 (revised in 2014) replaces IAS 39 Financial Instruments: Recognition and Measurement as of its effective date.

PEMEX has adopted IFRS 9 Financial Instruments issued in July 2014 with a date of initial application of January 1, 2018.

The requirements of IFRS 9 represent a significant change from IAS 39 Financial Instruments: Recognition and Measurement.

The nature and effects of the key changes to PEMEX's accounting policies resulting from its adoption of IFRS 9 are summarized below.

As a result of the adoption of IFRS 9, PEMEX adopted consequential amendments to IAS 1 Presentation of Financial Statements, which requires impairment of financial assets to be presented in a separate line item in the statement of profit or loss and OCI. Previously, PEMEX's approach was to include the impairment of trade receivables in other expenses.

-Classification of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, FVOCI and

FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

For an explanation of how PEMEX classifies and measures financial assets and accounts for related gains and losses under IFRS 9, see Note 16.

With respect to financial liabilities, the current classification and measurement criteria under IAS 39 have been transferred to IFRS 9, including the criteria for using the fair value option. The only change contemplated by IFRS 9 in relation to financial liabilities is related to liabilities designated at FVTPL. Changes in the fair value of such financial liabilities attributable to changes in the entity's own credit risk will be presented in OCI instead of in the period's results. The adoption of IFRS 9 has not had a significant effect on PEMEX's accounting policies for financial liabilities.

-Impairment of financial assets

IFRS 9 replaces the "incurred loss" model in IAS 39 with an "expected credit loss" (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

-Hedge accounting

PEMEX, as part of the initial adoption, selected accounting policy to continue applying the hedge accounting requirements of IAS 39, instead of those included in IFRS 9. PEMEX uses derivative financial instruments to hedge the risk exposure in foreign currency, interest rate and the price of its products. However, these contracts are not accounted as designated hedges. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and after initial recognition are measured again at fair value. Derivatives are accounted for as financial assets when the fair value is positive and as a financial liability when the fair value is negative. Any gain or loss arising from changes in the fair value of the derivatives is recognized directly in the income statement. This policy applies to the comparative information presented in 2018 and 2017.

-Transition

PEMEX has defined January 1, 2018 as the initial date of adoption of IFRS 9 "Financial Instruments" and according to the transitional standard in IFRS 9, PEMEX will not restate previous periods for comparison purposes and any difference that may arise as a result of the adoption of IFRS 9 between the previous carrying amount and the carrying amount at the beginning of the reporting period shall be recognized in accumulated results over the opening initial period.

PEMEX has concluded that most of its financial assets will continue to be classified in the same way:

	Classification		
Assets	IAS 39	IFRS 9	Change
Cash and equivalents	FVTPL	FVTPL	No
Account receivables short term - net	Amortized Cost	Amortized Cost	No
Financial assets available for sale	FVTOCI	n/a	Yes
Equity instruments	n/a	FVTOCI	n/a
Derivative financial instrument	FVTPL	FVTPL	No
Account receivables long term - net	Amortized Cost	Amortized Cost	No

After January 1, 2018, classifications will be in accordance with IFRS 9 requirements, and capital or debt instruments classified as available-for-sale financial assets will continue to be measured at FVOCI.

PEMEX has concluded that the financial assets most affected by the impairment estimate under the expected credit loss model will be its accounts receivables, in relation to PEMEX's holding of the long-term notes issued by the Mexican Government. The evaluation of the possible impairment of the notes was made using the general approach for calculating impairment of the notes was made using the general approach for calculating impairment contemplated under IFRS 9. The evaluation does not have material effects.

PEMEX considers it probable that impairment losses increase and present more volatility for instruments under the new methodology of expected credit losses. Furthermore, PEMEX considers that most of its accounts receivable are short-term without a significant financial component, so the simplified approach will be applied.

PEMEX considers that the application of the impairment requirements of IFRS 9 as of December 31, 2017 did not significantly impact the reserves as of January 1, 2018. The adjustment as of January 1, 2018 of the reserves of financial assets in comparison with impairment losses incurred under IAS 39 was approximately Ps. 29,957.

s. New IFRS not yet adopted

The IASB issued amendments and new IFRS that are not effective as of the issuance date of these unaudited condensed consolidated interim financial statements but could have effect in subsequent PEMEX's financial information.

The new standards will be effective for periods beginning in 2019.

a) IFRS 16, "Leases" ("IFRS 16")

In January 2016, the IASB published a new accounting standard IFRS 16, which replaces IAS 17, "Leases and Guide interpretations."

The main changes from the previous standard are:

- IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;
- the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;
- the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and
- the standard does not include significant changes to the requirements for accounting by lessors.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, "Revenue from Contracts with Customers."

PEMEX has established a multidisciplinary working group with the objective to adapt its processes to the new standard in the following phases: (i) training, (ii) obtaining information, (iii) diagnostic, (iv) determination of initial adjustments and (v) integration of change. As of the date of these consolidated financial statements, the training phase for the accounting staff is complete and PEMEX is in the process of analyzing leasing contracts in order to determine necessary changes to its procedures and reports. PEMEX has not determined the impact of IFRS 16 on its net income (loss) for the year. PEMEX estimates that it will conclude the implementation of IFRS 16 in February 2019.

b) IFRIC 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB published a new accounting interpretation to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

In order to make these tax assessments, an entity must consider whether it is probable that the relevant taxing authority will accept each tax treatment, or group of tax treatments, that the entity has used or plans to use in its next income tax filing:

- If the entity concludes that it is probable that a particular tax treatment will be accepted by the relevant taxing authority, that entity must determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

- If the entity concludes that it is not probable that a particular tax treatment is accepted by the relevant taxing authority, the entity must use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. That calculation should be based on which method provides better predictions of the resolution of the uncertainty.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted.

PEMEX do not anticipate being impacted by IFRIC 23 because all tax positions are discussed and agreed with SHCP prior to releasing quarterly or annual financial statements.

c) Annual improvements - 2015-2017 Cycle

In December 2017, the IASB published "the Annual Improvements to the IFRS of the 2015-2017 Cycle" through which it clarifies the following IFRS:

- IFRS 3 Business Combinations

IFRS 3 Business Combinations clarifies how an entity should recognize an increase of its interest in a joint operation:

- When a party to a joint arrangement obtains control of a business that was a part of that joint arrangement, and where that party had assumed a portion of the rights to the assets and obligations to the liabilities of that business prior to the acquisition date, the acquisition will be considered a business combination that is achieved in stages. The acquiring entity must therefore apply the requirements for a business combination achieved in stages, including by measuring its previously held interest in the joint arrangement.

- When a party participates in, but does not share in the control of a joint operation, and subsequently takes joint control of that joint operation, this will constitute the acquisition of a business and previously held interest in the joint operation are not measured.

- IAS 12 Income Tax

All income tax consequence of dividends (including payments on financial instruments classified as equity) are recognized consistently with the transactions that generated the distributable profits (i.e., in profit or loss, OCI or equity basis).

- IAS 23 Borrowing Costs

With respect to the treatment of costs for loans subject to capitalization:

- To the extent that an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, that entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to all borrowings of the entity that are outstanding during the period.

- However, an entity shall exclude from this calculation borrowing cost applicable to borrowing made specifically for the purpose of obtaining a qualifying asset until substantially all the activities necessary to prepare that asset for its intended used or sale are complete.

The amount of borrowing costs that an entity capitalizes during a period shall not exceed the amount of borrowing costs it incurred during that period.

The amendments are effective for annual periods beginning on or after January 1, 2019.

PEMEX is in the process of evaluating the impact that these amendments will have on its consolidated financial statements.

NOTE 4. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of June 30, 2018, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

The consolidated Subsidiary Companies are as follows:

- P.M.I. Marine, DAC. (PMI Mar) [(i)]
- P.M.I. Services, B.V. (PMI SHO) [(i)]
- P.M.I. Holdings, B.V. (PMI HBV) [(i)(x)]
- P.M.I. Trading, Ltd. (PMI Trading) [(i)]
- PEMEX Internacional España, S. A. (PMI SES) [(i)(viii)]
- P.M.I. Holdings Petróleos España, S. L. (HPE) [(i)]
- P.M.I. Services North America, Inc. (PMI SUS) [(i)]
- P.M.I. Holdings North America, Inc. (PMI HNA) [(i)(ix)]
- P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) [(i)]
- P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) [(i)(ii)]
- PMI Field Management Resources, S. L. (FMR) [(i)(xi)]
- PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) [(i)]
- Pro-Agroindustria, S. A. de C. V. (AGRO)

- PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)
- PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)
- PMI Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)
- PMI Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)
- PMI Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP)
- PMI Midstream del Centro, S. A. de C. V. (PMI MC) (i)
- PEMEX Procurement International, Inc. (PPI)
- Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)
- PEMEX Finance, Ltd. (FIN) (ii)
- Mex Gas Internacional, S. L. (MGAS)
- Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (PDII)
- Kot Insurance Company, AG. (KOT)
- PPQ Cadena Productiva, S.L. (PPQCP)
- III Servicios, S. A. de C. V. (III Servicios)
- PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ)(i)(iii)
- PMX Cogeneración Internacional, S.L. (MG COG) (iv)(vi)(xii)
- PMX Cogeneración S.A.P.I. de C.V. (PMX COG)(iv) (xii)
- PMX Fertilizantes Holding, S.A de C.V. (PMX FH) (iv)
- PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP) (iv)
- Grupo Fertinal (GP FER) (iv)
- Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA)(v)
- P.M.I Trading Mexico, S.A. de C.V. (TRDMX) (vii)
- Holdings Holanda Services, B.V. (HHS) (x)

i.	Member Company of the "PMI Subsidiaries".
ii.	Non-controlling interest company.
iii.	As of January 2016, this company started operations and was included in the consolidated financial statements of PEMEX.
iv.	As of June 2016, this company was included in the consolidated financial statements of PEMEX.
v.	As of July 2016 this company was included in the consolidated financial statements of PEMEX.
vi.	Until October 2016, formerly Mex Gas Cogeneración S.L.
vii.	As of January 2017, this company started operations and was included in the consolidated financial statements of PEMEX
viii.	As of February 2017, this company merged with HPE.
ix.	As of June 2017, this company merged with SUS.
x.	As of October 2017, PMI HBV was divided and HHS was created and included in the consolidated financial statements of PEMEX.
xi.	This company was liquidated.
xii.	As of December 2017, PEMEX acquired shares in these companies and they were included in the consolidated financial statements of PEMEX.

NOTE 5. SEGMENT FINANCIAL INFORMATION

PEMEX's primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. After the Corporate Reorganization, PEMEX's operations have been conducted through nine business segments: exploration and production, industrial transformation, cogeneration and services, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and corporate and other operating subsidiary companies. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for PEMEX's business segments are as described below:

- The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through

PMI CIM to approximately 32 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex Industrial Transformation.

- The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and a significant portion of jet fuel produced to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). The refining segment's most important products are different types of gasoline and diesel.

  The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

- The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy, and it also provides technical and management activities associated with these services.

- The drilling segment receives income from drilling services, and servicing and repairing wells.

- The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

- The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

- The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

- The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

- The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX's entities and companies.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. As a result, the line items presented below may not total. These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX and on which it bases its decision-making.

As of/for the period ended June 30 , 2018	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:											
Trade	235,689,465	481,690,782	-	-	-	1,773,974	6,563,445	101,552,868	2,012,018	-	829,282,552
Intersegment	213,902,695	85,736,578	-	2,212,873	32,019,150	1,046,387	704,832	323,999,851	48,776,165	(708,398,531)	-
Services income	-	362,963	-	25,156	2,489,437	1,948	5,578	35,821	1,366,587	-	4,287,490
(Reversal) impairment of wells pipe-lines, properties, plant and equipment	(36,711,403)	(7,803,065)	-	-	-	2,154,016	-	-	-	-	(42,360,452)
Cost of sales	210,101,903	563,862,842	-	1,060,852	20,167,802	3,411,785	7,353,302	417,171,921	24,906,788	(667,061,674)	580,975,521
Gross income (loss)	276,201,660	11,730,546	-	1,177,177	14,340,785	(2,743,492)	(79,447)	8,416,619	27,247,982	(41,336,857)	294,954,973
Other revenues (expenses), net	4,101,924	3,348,024	1,788	(1,932,918)	(14,265,893)	25,831	67,732	447,308	1,520,399	14,409,860	7,724,055
Distribution, transportation and sales expenses	124,828	12,392,562	-	63	15,382	179,403	82,391	232,858	37,459	(1,990,895)	11,074,051
Administrative expenses	27,360,806	21,236,183	-	352,138	4,550,764	242,689	626,410	916,991	34,198,389	(25,158,088)	64,326,282
Operating income (loss)	252,817,950	(18,550,175)	1,788	(1,107,942)	(4,491,254)	(3,139,753)	(720,516)	7,714,078	(5,467,467)	221,986	227,278,695
Financing income	42,975,869	4,867,481	1	142,575	612,787	2,818	11,729	370,485	70,368,989	(108,383,165)	10,969,569
Financing cost	(59,110,719)	(973,317)	-	(381,390)	(144,266)	(189,543)	(25,559)	(732,894)	(103,576,300)	108,161,171	(56,972,817)
Derivative financial instruments (loss) gain, net	(9,682,793)	(20,907)	-	-	-	-	-	(1,661,925)	2,072,712	7	(9,292,906)
Foreign exchange (loss) income, net	8,727,059	(1,599,203)	-	(34,203)	(98,860)	(10,478)	(10,478)	265,227	(4,733,747)	-	2,505,317
(Loss) profit sharing in associates	60,095	-	-	-	(553)	-	-	432,093	(5,268,146)	5,624,647	848,136
Taxes, duties and other	226,543,089	-	-	(411,178)	(6,126,518)	-	-	3,865,394	1,325,602	-	225,196,389
Net (loss) income	9,244,372	(16,276,121)	1,789	(969,782)	2,004,372	(3,336,956)	(744,824)	2,521,670	(47,929,561)	5,624,646	(49,860,395)
Total current assets	1,092,665,803	228,874,626	-	8,774,048	31,284,758	1,963,988	4,276,184	148,590,483	536,016,409	(1,689,878,695)	362,567,604
Investments in joint ventures and associates	124,423	4	-	-	17,783	-	-	15,965,142	(466,946,467)	467,777,870	16,938,755
Wells, pipelines, properties, plant and equipment, net	943,299,127	289,594,157	-	17,478,212	117,402,968	3,659,202	18,479,853	6,763,729	33,546,577	-	1,430,223,825
Total assets	2,109,752,502	519,391,505	-	27,119,590	179,211,676	5,675,237	22,917,849	177,847,795	2,159,248,411	(3,068,456,971)	2,132,707,594
Total current liabilities	292,778,523	126,822,276	-	2,924,666	29,530,499	6,531,365	2,703,176	100,825,821	1,491,499,353	(1,682,597,620)	371,018,059
Long-term debt	1,849,958,235	21,262,169	-	10,814,834	2,438,389	-	-	2,344,152	1,862,043,745	(1,845,631,186)	1,903,230,338
Employee benefits	380,688,849	603,048,228	-	349,713	1,952,532	105,605	111,353	(930,408)	302,582,070	-	1,287,907,942
Total liabilities	2,613,361,506	755,563,795	-	15,587,610	40,684,421	6,640,994	2,846,006	105,534,647	3,675,558,718	(3,536,234,840)	3,679,542,857
Equity (deficit), net	(503,609,004)	(236,172,290)	-	11,531,980	138,527,255	(965,757)	20,071,843	72,313,148	(1,516,310,307)	467,777,869	(1,546,835,263)
Depreciation and amortization	59,022,608	9,303,331	-	1,150,621	2,533,607	(47,399)	691,806	31,225	1,047,916	-	73,733,715
Net periodic cost of employee benefits	17,203,359	27,159,469	-	16,500	109,640	7,245	6,320	16,764	13,523,709	-	58,043,006
Acquisition of wells, pipelines, properties, plant and equipment	26,220,322	5,598,406	-	305,607	1,203,918	60,585	162,838	72,176	1,221,778	-	34,845,630

As of/for the period ended June 30, 2017	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:											
Trade	-	418,708,519	-	-	-	2,290,875	6,112,538	234,763,658	1,638,671	-	663,514,261
Intersegment	387,322,281	67,897,390	20,796	1,666,398	45,641,151	51,300	950,069	248,203,044	33,189,159	(784,941,588)	-
Services income	-	3,053,130	39,241	12,852	1,774,738	1,488	16,051	382,655	588,418	(447,467)	5,421,106
Impairment of wells pipe-lines, properties, plant and equipment	5,343,634	(3,977,849)	-	2,035,625	-	-	-	-	-	-	3,401,410
Cost of sales	184,384,848	514,898,359	70,205	619,910	21,607,682	2,692,122	6,918,801	476,326,584	11,762,832	(756,551,811)	462,729,532
Gross income (loss)	197,593,799	(21,261,471)	(10,168)	(976,285)	25,808,207	(348,459)	159,857	7,022,773	23,653,416	(28,837,244)	202,804,425
Other revenues (expenses), net	15,539,472	1,292,008	-	(90,423)	65,590	8,658	(7,624)	(5,857,219)	900,306	(25,415)	11,825,353
Distribution, transportation and sales expenses	-	15,467,380	4,392	-	32,186	231,962	167,348	158,261	18,644	(4,546,078)	11,534,095
Administrative expenses	28,475,643	18,824,418	16,858	493,768	3,626,719	243,137	574,522	798,932	30,281,796	(24,512,579)	58,823,214
Operating income (loss)	184,657,628	(54,261,261)	(31,418)	(1,560,476)	22,214,892	(814,900)	(589,637)	208,361	(5,746,718)	195,998	144,272,469
Financing income	69,818,829	5,584,282	-	20,592	471,888	990	31,278	462,796	74,909,454	(143,998,362)	7,301,747
Financing cost	(65,802,803)	(1,265,639)	(11,532)	(417,107)	(131,032)	(77,849)	(16)	(554,405)	(125,284,874)	143,932,332	(49,612,925)
Derivative financial instruments (loss) gain, net	60,229	1,217	-	-	-	-	-	401,399	19,870,040	-	20,332,885
Foreign exchange (loss) income, net	173,933,137	12,167,046	-	899,966	757,272	17,956	(3,942)	(74,187)	14,965,495	-	202,662,743
(Loss) profit sharing in associates	30,869	8,898	-	-	-	-	-	681,074	143,878,951	(143,724,838)	874,954
Taxes, duties and other	198,282,332	-	-	-	4,863,301	-	-	2,136,487	(155,996)	-	205,126,124
Net (loss) income	164,415,557	(37,765,457)	(42,950)	(1,057,025)	18,449,719	(873,803)	(562,317)	(1,011,449)	122,748,344	(143,594,870)	120,705,749
Total current assets	964,913,349	462,726,752	373,075	5,127,722	42,878,368	973,042	3,775,048	105,579,201	467,085,984	(1,729,964,853)	323,467,688
Investments in joint ventures and associates	170,393	258,066	-	-	-	-	-	16,177,240	(110,495,118)	114,912,582	21,023,163
Wells, pipelines, properties, plant and equipment, net	1,109,802,774	307,817,470	-	17,888,173	119,066,085	7,638,625	19,539,341	6,097,057	34,783,060	-	1,622,632,585
Total assets	2,111,214,443	771,049,731	373,087	23,633,374	179,130,478	8,666,191	23,414,242	132,925,292	2,202,326,329	(3,216,451,328)	2,236,281,839
Total current liabilities	267,249,434	361,029,037	489,095	2,193,240	17,339,578	2,975,536	1,838,802	61,377,372	1,372,311,581	(1,724,921,515)	361,882,160
Long-term debt	1,593,356,596	23,733,417	-	11,090,841	3,139,978	-	-	2,788,070	1,608,410,163	(1,593,095,189)	1,649,423,876
Employee benefits	372,165,984	590,820,264	202,730	461,089	602,008	22,824	23,951	(703,089)	288,348,867	-	1,251,944,628
Total liabilities	2,307,044,263	979,866,886	692,443	13,816,296	26,070,184	2,998,974	1,870,963	68,760,183	3,287,511,886	(3,331,363,910)	3,357,268,168
Equity (deficit), net	(195,829,820)	(208,817,155)	(319,356)	9,817,078	153,060,294	5,667,217	21,543,279	64,165,109	(1,085,185,557)	114,912,582	(1,120,986,329)
Depreciation and amortization	59,311,370	8,916,655	-	1,177,076	2,223,185	202,793	653,504	(51,384)	989,451	-	73,422,650
Net periodic cost of employee benefits	17,588,809	28,026,525	10,854	19,962	30,306	2,462	2,058	19,371	13,337,718	-	59,038,065
Acquisition of wells, pipelines, properties, plant and equipment	31,083,773	1,326,858	-	182,596	1,541,121	69,784	109,211	198	1,397,177	-	35,710,718

As of the year ended December 31, 2017	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	1,036,063,541	570,380,888	179,807	6,871,148	49,391,784	3,155,476	3,994,381	158,414,445	506,187,594	(1,971,112,774)	363,526,290
Investments in joint ventures and associates	64,328	4	-	-	18,336	-	-	15,805,506	(465,026,224)	465,845,414	16,707,364
Wells, pipelines, properties, plant and equipment, net	945,945,889	286,423,735	-	18,956,882	119,647,553	5,713,998	19,008,822	6,739,231	34,073,216	-	1,436,509,326
Total assets	2,058,036,405	857,196,306	179,807	26,220,748	191,895,993	8,923,456	23,142,045	186,808,899	2,111,740,735	(3,332,142,280)	2,132,002,114
Total current liabilities	284,656,058	459,130,165	531,580	2,201,936	44,521,371	6,455,246	2,183,654	112,046,527	1,439,097,882	(1,961,697,234)	389,127,185
Long-term debt	1,826,843,268	25,437,147	-	11,258,734	2,814,640	-	-	2,712,654	1,837,690,559	(1,826,091,398)	1,880,665,604
Employee benefits	372,032,958	588,573,518	-	333,212	1,842,892	98,361	105,033	(966,238)	296,416,386	-	1,258,436,122
Total liabilities	2,570,412,398	1,077,108,748	531,580	13,886,424	56,706,251	6,556,050	2,308,890	116,842,881	3,587,988,972	(3,797,987,695)	3,634,354,499
Equity (deficit), net	(512,375,993)	(219,912,442)	(351,773)	12,334,324	135,189,742	2,367,406	20,833,155	69,966,018	(1,476,248,237)	465,845,415	(1,502,352,385)
Acquisition of wells, pipelines, properties, plant and equipment	67,845,989	14,678,182	-	418,283	5,189,409	219,152	475,196	321,145	4,832,462	-	93,979,818

PEMEX's management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

As of/for the period ended June 30, 2018		Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:										
By segment	Ps.	449,592,160	568,641,592	-	3,651,556	34,508,587	2,822,309	7,273,855	425,642,969	52,154,770
Less unrealized intersegment sales		-	(851,269)	-	(1,413,527)	-	-	-	(54,429)	-
Total consolidated sales	Ps.	449,592,160	567,790,323	-	2,238,029	34,508,587	2,822,309	7,273,855	425,588,540	52,154,770
Operating income (loss):										
By segment	Ps.	253,357,916	(133,275)	1,788	(380,095)	(2,481,028)	(3,317,231)	(1,340,824)	8,112,877	(5,467,467)
Less unrealized intersegment sales		-	(851,269)	-	(1,413,527)	-	-	-	(54,429)	-
Less unrealized gain due to production cost valuation of inventory		(335,833)	(17,565,631)	-	388,751	-	-	-	(344,369)	-
Less capitalized refined products		(263,624)	-	-	-	-	-	-	-	-
Less amortization of capitalized interest		59,491	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets		-	-	-	296,929	(2,010,226)	177,478	620,308	-	-
Total consolidated operating income (loss)	Ps.	252,817,950	(18,550,175)	1,788	(1,107,942)	(4,491,254)	(3,139,753)	(720,516)	7,714,079	(5,467,467)
Net income (loss):										
By segment	Ps.	9,805,251	2,862,326	1,789	(493,393)	2,417,967	(3,911,486)	(1,069,148)	2,920,468	(47,929,561)
Less unrealized intersegment sales		-	(851,269)	-	(1,413,527)	-	-	-	(54,429)	-
Less unrealized gain due to production cost valuation of inventory		(335,833)	(17,565,631)	-	388,751	-	-	-	(344,369)	-
Less capitalized refined products		(263,624)	-	-	-	-	-	-	-	-
Less equity method elimination		(20,913)	(721,547)	-	-	311	397,052	(295,984)	1	-
Less amortization of capitalized interest		59,491	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets		-	-	-	548,387	(413,906)	177,478	620,308	-	-
Total consolidated net (loss) income	Ps.	9,244,372	(16,276,121)	1,789	(969,782)	2,004,372	(3,336,956)	(744,824)	2,521,671	(47,929,561)
Assets:										
By segment	Ps.	2,136,833,275	594,079,464	-	29,277,969	263,496,192	10,541,420	32,133,052	187,936,000	2,159,248,410
Less unrealized intersegment sales		1,057,924	(6,241,247)	-	-	7,184	(26,886)	(5,304)	(462,489)	-
Less unrealized gain due to production cost valuation of inventory		(3,993,365)	(59,944,861)	-	-	-	-	-	(8,465,262)	-
Less capitalized refined products		(263,624)	-	-	-	-	-	-	-	-
Less depreciation of revalued assets		(23,160,662)	-	-	(2,158,379)	(84,205,024)	(1,980,175)	(8,902,379)	(424,850)	-
Less equity method for unrealized profits		(780,537)	(8,509,974)	-	-	(86,676)	(2,859,122)	(307,520)	(735,604)	-
Less amortization of capitalized interest		59,491	8,123	-	-	-	-	-	-	-
Total consolidated assets	Ps.	2,109,752,502	519,391,505	-	27,119,590	179,211,676	5,675,237	22,917,849	177,847,795	2,159,248,410
Liabilities:										
By segment	Ps.	2,613,361,506	759,983,725	-	14,700,897	40,684,421	6,640,994	2,846,006	106,245,862	3,675,558,718
Less unrealized intersegment sales		-	(4,419,930)	-	886,713	-	-	-	(711,215)	-
Total consolidated liabilities	Ps.	2,613,361,506	755,563,795	-	15,587,610	40,684,421	6,640,994	2,846,006	105,534,647	3,675,558,718

As of/for the period ended June 30, 2017		Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:										
By segment	Ps.	387,322,281	490,816,991	60,037	2,761,289	47,415,890	2,380,931	7,078,657	483,379,785	37,529,927
Less unrealized intersegment sales		-	(1,157,952)	-	(1,082,039)	-	(37,267)	-	(30,428)	
Total consolidated sales	Ps.	387,322,281	489,659,039	60,037	1,679,250	47,415,890	2,343,664	7,078,657	483,349,357	37,529,927
Operating income (loss):										
By segment	Ps.	184,850,445	(51,285,496)	(31,418)	(1,771,044)	18,769,749	(956,346)	(1,273,795)	130,103	(5,746,720)
Less unrealized intersegment sales		-	(1,157,952)	-	(1,082,039)	-	(37,267)	-	(30,428)	-
Less unrealized gain due to production cost valuation of inventory		(114,602)	(1,817,814)	-	980,327	-	-	-	108,686	-
Less capitalized refined products		(137,708)	-	-	-	-	-	-	-	-
Less amortization of capitalized interest		59,491	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets		-	-	-	312,280	3,445,143	178,715	684,156	-	-
Total consolidated operating income (loss)	Ps.	184,657,626	(54,261,262)	(31,418)	(1,560,476)	22,214,892	(814,898)	(589,639)	208,361	(5,746,720)
Net income (loss):										
By segment	Ps.	164,547,750	(34,979,887)	(139,629)	(1,267,592)	15,004,575	8,506,409	(1,147,445)	(1,089,708)	122,748,339
Less unrealized intersegment sales		-	(1,157,952)	-	(1,082,039)	-	(37,267)	-	(30,428)	
Less unrealized gain due to production cost valuation of inventory		(114,602)	(1,817,814)	-	980,327	-	-	-	108,686	-
Less capitalized refined products		(137,708)	-	-	-	-	-	-	-	-
Less equity method elimination		60,626	190,197	96,679	-	-	(9,521,659)	(99,030)	-	-
Less amortization of capitalized interest		59,491	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets		-	-	-	312,280	3,445,143	178,715	684,156	-	-
Total consolidated net (loss) income	Ps.	164,415,557	(37,765,456)	(42,950)	(1,057,024)	18,449,718	(873,802)	(562,319)	(1,011,450)	122,748,339
Assets:	Ps.									
By segment		2,136,980,546	1,138,758,388	319,675	26,583,936	299,475,440	17,670,356	36,369,522	142,127,674	2,202,326,329
Less unrealized intersegment sales		605,205	(5,324,176)	-	-	7,184	-	(5,304)	(362,958)	-
Less unrealized gain due to production cost valuation of inventory		(3,361,384)	(35,179,252)	-	-	-	(37,267)	-	(6,711,506)	-
Less capitalized refined products		(137,708)	-	-	-	-	-	-	-	-
Less depreciation of revalued assets		(22,250,279)	-	-	(2,950,563)	(120,352,146)	(5,121,329)	(12,061,980)	(424,850)	-
Less equity method for unrealized profits		(681,429)	(7,063,571)	53,411	-	-	(3,845,568)	(887,998)	(1,703,068)	-
Less amortization of capitalized interest		59,491	8,123	-	-	-	-	-	-	-
Total consolidated assets	Ps.	2,111,214,442	1,091,199,512	373,086	23,633,373	179,130,478	8,666,192	23,414,240	132,925,292	2,202,326,329
Liabilities:										
By segment	Ps.	2,307,044,263	1,304,436,598	692,443	13,318,729	26,070,184	2,998,974	1,870,963	68,454,797	3,287,511,886
Less unrealized intersegment sales		-	(4,419,930)	-	497,567	-	-	-	305,387	
Total consolidated liabilities	Ps.	2,307,044,263	1,300,016,668	692,443	13,816,296	26,070,184	2,998,974	1,870,963	68,760,184	3,287,511,886

As of the year ended December 31, 2017		Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Assets:	Ps.									
By segment		2,084,553,745	912,770,881	179,807	28,256,876	276,537,764	17,689,305	35,498,783	195,538,239	2,111,740,735
Less unrealized intersegment sales		858,094	(5,389,977)	-	-	7,183	-	(5,303)	(408,059)	-
Less unrealized gain due to production cost valuation of inventory		(3,657,242)	(42,379,229)	-	-	-	(26,886)	-	(7,163,664)	-
Less capitalized refined products		(574,381)	-	-	-	-	-	-	-	-
Less depreciation of revalued assets		(22,503,168)	-	-	(2,036,128)	(84,557,831)	(2,165,068)	(9,522,686)	(424,849)	-
Less equity method for unrealized profits		(759,624)	(7,813,492)	-	-	(91,123)	(6,573,895)	(2,828,749)	(732,768)	-
Less amortization of capitalized interest		118,981	8,123	-	-	-	-	-	-	-
Total consolidated assets	Ps.	2,058,036,405	857,196,306	179,807	26,220,748	191,895,993	8,923,456	23,142,045	186,808,899	2,111,740,735
Liabilities:										
By segment	Ps.	2,570,412,398	1,081,528,677	531,580	13,186,297	56,706,251	6,556,050	2,308,890	116,648,398	3,587,988,972
Less unrealized intersegment sales		-	(4,419,929)	-	700,127	-	-	-	194,483	
Total consolidated liabilities	Ps.	2,570,412,398	1,077,108,748	531,580	13,886,424	56,706,251	6,556,050	2,308,890	116,842,881	3,587,988,972

NOTE 6. REVENUE

As of June 30, 2018 the revenues were as follows:

a. Revenue disaggregation

	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market										
2018										
United States	121,163,393	-	-	-	-	-	-	77,333,272	-	Ps. 198,496,665
Other	69,086,931	-	-	-	-	-	-	17,841,577	-	86,928,507
Europe	45,439,141	-	-	-	-	-	-	1,488,060	1,312,586	48,239,787
Local	-	482,053,745	-	25,156	2,489,437	1,775,923	6,569,023	4,925,780	2,066,018	499,905,082
2017*										
United States	85,484,898	-	-	-	-	-	-	66,122,954	-	Ps. 151,607,853
Other	40,199,137	-	-	-	-	-	-	12,567,251	-	52,766,388
Europe	28,436,524	-	-	-	-	-	-	592,262	-	29,028,786
Local	-	421,761,649	38,554	12,852	1,776,303	2,292,364	6,125,896	1,402,738	2,121,985	435,532,340
Major products and services										
2018										
Crude oil	235,589,465	-	-	-	-	-	-	-	-	Ps. 235,589,465
Gas	-	54,742,573	-	-	-	-	-	22,737,680	-	77,480,253
Refined petroleum products	-	425,632,977	-	-	-	1,773,975	6,563,445	77,151,280	-	511,121,676
Oher	-	1,315,231	-	-	-	-	-	1,663,907	2,012,018	4,991,157
Services	-	362,964	-	25,156	2,489,437	1,948	5,578	35,821	1,366,585	4,287,490
2017*										
Crude oil	154,120,559	-	-	-	-	-	-	487,843	-	Ps. 154,608,402
Gas	-	60,040,711	-	-	-	-	-	20,650,874	-	80,691,585
Refined petroleum products	-	357,357,083	-	-	-	2,290,876	6,112,538	57,644,187	-	423,404,683
Oher	-	1,310,725	-	-	-	-	-	1,860,195	1,638,670	4,809,591
Services	-	3,053,129	38,554	12,852	1,776,303	1,488	13,359	42,107	483,315	5,421,106
Timing of revenue recognition										
2018										
Products transferred at a point in time	235,589,465	482,053,745	-	-	-	-	-	101,552,867	2,012,018	Ps. 821,308,096
Products and services transferred over the time	-	-	-	25,156	2,489,437	1,775,923	6,569,023	35,821	1,366,585	12,261,946
2017*										
Products transferred at a point in time	154,120,559	421,761,649	-	-	-	2,292,364	6,125,896	80,643,099	1,638,670	Ps. 666,582,237
Products and services transferred over the time	-	-	38,554	12,852	1,776,303	-	-	42,107	483,315	2,353,130

* PEMEX applied modified retrospective transition method to the implementation of IFRS 15. Under this method the comparative financial information is not re-established.

b. Practical expedients

1) Expiration of contracts.

PEMEX does not need to disclose outstanding performance obligations due to their expiration of one year or less.

2) Significant financial component, less than one year.

PEMEX does not need to adjust the amount committed in consideration to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

3)PEMEX applied the practical file so disclosure about the remaining performance obligations that conclude in less than one year in not needed.

When PEMEX is entitled to a consideration for an amount that directly corresponds to the value of the performance that Pemex has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

NOTE 7. CASH AND CASH EQUIVALENTS

As of June 30, 2018 and December 31, 2017, cash and cash equivalents were as follows:

	June 30, 2018	December 31, 2017
Cash on hand and in banks⁽ⁱ⁾	Ps. 67,735,427	Ps. 55,871,127
Highly liquid investments ⁽ⁱⁱ⁾	41,771,284	41,980,627
	Ps. 109,506,711	Ps. 97,851,754

(i)Cash on hand and in banks is primarily composed of cash in banks.
(ii)Mainly composed of short-term Mexican Government investments

NOTE 8. ACCOUNTS RECEIVABLE, NET

As of June 30, 2018 and December 31, 2017, accounts receivable and other receivables were as follows:

	June 30 , 2018	December 31, 2017
Domestic customers, net	Ps. 55,402,470	Ps. 60,057,141
Export customers, net	56,626,963	54,428,883
Sundry debtors	44,402,034	26,105,703
Taxes to be recovered and prepaid taxes	7,539,947	23,039,023
Employees and officers	6,035,862	5,681,478
Advances to suppliers	867,742	1,250,846
Other accounts receivable	662,052	82,160
	Ps. 171,537,070	Ps. 170,645,234

NOTE 9. INVENTORIES, NET

As of June 30, 2018 and December 31, 2017, inventories were as follows:

	June 30 2018	December 31, 2017
Refined and petrochemicals products	Ps. 24,490,269	Ps. 27,862,384
Products in transit	13,589,457	19,112,606
Crude oil	9,602,571	11,445,780
Materials and products in stock	5,050,152	5,172,779
Materials in transit	492,262	180,711
Gas and condensate products	101,111	84,670
	Ps. 53,325,822	Ps. 63,858,930

NOTE 10. EQUITY INSTRUMENTS

As of June 30, 2018, due to the adoption of IFRS 9, PEMEX classified its TAG Norte Holding, S. de R.L. de C.V. and TAG Pipeline Sur, S. de R.L. de C.V. shares for Ps. 1,056,968. as equity instruments.

Before the initial application date of IFRS 9 (January 1, 2018), PEMEX classified these shares as available-for-sale financial assets.

As of June 30, 2018 and as of December 31, 2017, PEMEX was in the process of selling its shares of TAG Norte Holding, S. de R.L. de C.V. and TAG Pipeline Sur, S. de R.L. de C.V. These shares were classified as available-for-sale financial assets and were valued at their net realizable value, which, as of December 31, 2017, resulted in a negative value that has been recognized in the profit or loss at the end of the year. As of December 31, 2017, available-for-sale current non-financial assets amounted Ps. 1,056,968.

NOTE 11. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The investments in joint ventures and associates as of June 30, 2018 and December 31, 2017, were as follows:

	Percentage of investment	June 30, 2018	December 31, 2017
Deer Park Refining Limited	49.99%	Ps. 14,770,797	Ps. 14,405,542
Sierrita Gas Pipeline LLC	35.00%	1,052,163	1,084,169
Frontera Brownsville, LLC	50.00%	485,543	471,085
CH 4 Energía, S.A.	50.00%	142,121	315,713
Texas Frontera, LLC.	35.00%	234,775	239,782
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	40.00%	124,423	64,328
PMV Minera, S.A. de C.V.	44.09%	49,057	45,133
Ductos el peninsular, S. A. P. I. de C. V.	30.00%	17,783	18,336
Other, net	Various	62,093	63,276
		Ps. 16,938,755	Ps. 16,707,364

Profit (loss) sharing in joint ventures and associates:

| | June 30, | | |
	2018		2017
Deer Park Refining Limited	Ps. 375,671	Ps.	626,254
Petroquímica Mexicana de Vinilo, S. A. de C. V. (i)	291,739		92,089
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	60,095		30,869
Sierrita Pipeline, LLC	56,422		54,820
PMV Minera, S.A. de C.V.	3,707		4,623
CH4 Energía S.A. de C.V.	-		8,898
Other, net	60,502		57,401
Profit sharing in joint ventures and associates	Ps. 848,136	Ps.	874,954

(i)On April 20, 2016, an explosion occurred in the "Planta de Clorados 3" (Chlorinated Plant 3) of the Petroquímica Mexicana de Vinilo, resulting in approximately U.S.$461,000 in damages. Chorinated Plant 3 incurred the greatest amount of damages, including the loss of certain assets and the closure of the plant for an undefined amount of time. The Chlorine-Soda plants and the ethylene plants did not register any damage. On December 20, 2017, Petroquímica Mexicana de Vinilo permanently closed the plant, and the full book value was written-off, impacting the value of this investment.

(ii)In November 2017, PEMEX sold its 50% interest in Ductos y Energéticos del Norte, S. de R.L. de C. V., to Infraestructura Energética Nova, S.A.B. of C.V. for a total of U.S. $3,141,710, yielding a profit of Ps. 3,139,103.

Additional information about the significant investments in joint ventures and associates is presented below:

- *Deer Park Refining Limited.* On June 30, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to contribute in equal amounts. Deer Park returns to PMI NASA and Shell products in the same amounts. Shell is responsible for purchasing the total amount of finished products in stock at market prices. This joint venture is recorded under the equity method.

- *Petroquímica Mexicana de Vinilo, S.A. de C.V.* On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (Mexicana de Vinilo). The principal activity of *Petroquímica Mexicana de Vinilo, S.A. de C.V.* is the production and sale of chemicals. Mexicana de Vinilo's main products are: chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem is responsible for operational and financial decisions for Petroquímica Mexicana de Vinilo. This investment is recorded under the equity method.

- *Sierrita Gas Pipeline LLC.* This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

- *Frontera Brownsville, LLC.* Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, U. S., and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

- *Texas Frontera, LLC.* This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and, together they are entitled to the

results in proportion of their respective investment. As of December 31, 2016, the company has seven tanks, each a capacity of 120,000 barrels. This joint venture is recorded under the equity method.

- *Administración Portuaria Integral de Dos Bocas, S.A. de C.V.* This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas, which is in Mexico's public domain, promoting the port's infrastructure and providing related port services. This investment is recorded under the equity method.

- *PMV Minera, S.A. de C.V.* This company was constituted on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method.

NOTE 12. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment													
Balances as of January 1, 2017	Ps. 758,446,110	23,269,116	460,145,428	1,318,822,917	62,743,033	322,704,205	50,746,687	19,442,845	207,414,148	44,571,618	-	491,506	Ps. 3,268,797,613
Acquisitions	10,018,030	418,283	7,054,793	14,937,882	802,300	7,811,374	1,183,679	284,445	51,410,469	58,563	-	-	93,979,818
Reclassifications	3,146,955	-	(53,349)	-	98,245	(10,199,213)	(96,899)	(75,674)	(812,943)	(560)	-	4,072,464	(3,920,974)
Capitalization	43,033,864	-	21,357,074	36,564,811	1,265,246	8,677,765	30,879	3,746,395	(114,700,828)	29,248	-	(4,454)	-
Impairment	(48,020,616)	-	2,226,771	(83,236,991)	-	(15,564,190)	-	-	(6,849,534)	-	-	-	(151,444,560)
Disposals	(10,598,983)	(244,283)	(8,862,541)	(19,340,709)	(208,353)	-	(806,694)	(226,375)	(6,724,930)	(112,170)	-	(4,440,864)	(51,565,902)
Balances as of December 31, 2017	Ps. 756,025,360	23,443,116	481,868,176	1,267,747,910	64,700,471	313,429,941	51,057,652	23,171,636	129,736,382	44,546,699	-	118,652	Ps. 3,155,845,995
Acquisitions	4,297,491	305,607	482,014	9,621,436	167,620	2,074,119	283,073	107,284	17,214,414	292,678	(106)	-	34,845,630
Reclassifications	1,335,376	-	(1,969,381)	-	(12,140)	(4,039,499)	(44,167)	20,915	600,671	12,119	2,707,617	(870)	(1,389,359)
Capitalization	272,222	-	1,140,129	7,538,411	99,766	-	-	206,896	(9,257,424)	-	-	-	-
Impairment	6,886,753	-	(1,481,865)	30,832,289	(835,859)	7,310,570	-	-	(351,436)	-	-	-	42,360,452
Disposals	(3,242,791)	(897,685)	(426,983)	(8,297,844)	(242,061)	-	(407,078)	(801,084)	(258,407)	(310,546)	(2,707,511)	-	(17,591,990)
Balances as of June 30, 2018	765,574,411	22,851,038	479,612,090	1,307,442,202	63,877,797	318,775,131	50,889,480	22,705,647	137,684,200	44,540,950	-	117,782	3,214,070,728
Accumulated depreciation and amortization													
Balances as of January 1, 2017	Ps. (360,016,979)	(2,942,575)	(152,365,227)	(850,536,754)	(39,124,631)	(153,161,770)	(36,990,666)	(5,916,763)	-	-	-	-	Ps.(1,601,055,365)
Depreciation and amortization	(45,709,123)	(2,198,867)	(15,095,115)	(74,673,473)	(1,906,164)	(13,192,369)	(2,890,563)	(1,038,839)	-	-	-	-	(156,704,513)
Reclassifications	2,799,244	-	(72,841)	-	(69,236)	1,146,904	102,375	14,532	-	-	-	-	3,920,978
Disposals	8,902,711	127,458	7,573,769	16,810,591	59,022	-	805,916	222,764	-	-	-	-	34,502,231
Balances as of December 31, 2017	Ps. (394,024,147)	(5,013,984)	(159,959,414)	(908,399,636)	(41,041,009)	(165,207,235)	(38,972,938)	(6,718,306)	-	-	-	-	Ps.(1,719,336,669)
Depreciation and amortization	(19,911,542)	(1,078,808)	(7,808,357)	(35,229,793)	(933,896)	(6,877,975)	(1,411,430)	(481,914)	-	-	-	-	(73,733,715)
Reclassifications	(244,470)	-	224,869	-	19,614	1,344,469	65,719	(20,842)	-	-	-	-	1,389,359
Disposals	1,588,131	264,028	161,353	5,187,467	90,274	-	367,418	175,451	-	-	-	-	7,834,122
Balances as of June 30, 2018	(412,592,028)	(5,828,764)	(167,381,549)	(938,441,962)	(41,865,017)	(170,740,741)	(39,951,231)	(7,045,611)	-	-	-	-	(1,783,846,903)
Wells, pipelines, properties, plant and equipment—net as of December 31,2017	Ps. 362,001,213	18,429,132	321,908,762	359,348,274	23,659,462	148,222,706	12,084,714	16,453,330	129,736,382	44,546,699	-	118,652	Ps. 1,436,509,326
Wells, pipelines, properties, plant and equipment—net as of June 30, 2018	Ps. 352,982,383	17,022,274	312,230,541	369,000,240	22,012,780	148,034,390	10,938,249	15,660,036	137,684,200	44,540,950	-	117,782	Ps. 1,430,223,825
Depreciation rates	3 to 5%	5%	2 ti 7%	-	3 to 7%	4%	3 to 10%	4 to 20%	-	-	-	-	-
Estimated useful lives	20 to 35	20	15 to 45	-	33 to 35	25	3 to 10	5 to 25	-	-	-	-	-

a. As of June 30, 2018 and 2017, the financing costs identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, were Ps.1,033,422 and Ps.1,890,312. respectively.

b. The combined depreciation of fixed assets and amortization of wells for the periods ended June 30, 2018 and 2017, recognized in operating costs and expenses, was Ps. 73,733,715, and Ps. 73,422,431, respectively, which includes costs related to plugging and abandonment of wells as of June 30, 2018 and 2017 of Ps. 528,541 and Ps. 419,869, respectively.

c. As of June 30, 2018 and December 31, 2017, provisions relating to future plugging of wells costs amounted to Ps. 73,160,276 and Ps. 68,797,600, respectively, and are presented in the "Provisions for plugging of wells" (see Note 17).

d. As of June 30, 2018, PEMEX recognized a reversal of impairment of Ps. 42,360,452. which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	(Impairment)		Reversal of impairment		Reversal of impairment / (Impairment)	
Pemex Exploration and Production	Ps.	(1,459,374)	Ps.	38,170,777	Ps.	36,711,403
Pemex Fertilizers		(2,154,016)		-		(2,154,016)
Pemex Industrial Transformation		(11,529,001)		19,332,066		7,803,065
Total	Ps.	(15,142,391)	Ps.	57,502,843	Ps.	42,360,452

Cash Generating Unit of Pemex Exploration and Production

As of June 30, 2018, Pemex Exploration and Production recognized a net reversal of impairment in the amount of Ps. 36,711,403, integrated by a reversal of impairment from Ps. 38,170,777 mainly due to (i) an increase of 9.3% in the forward prices of crude oil, from U.S. $55.89 per barrel as of December 31, 2017 to U.S. $61.08 per barrel as of June 30, 2018, favoring the crude oil projects with the highest oil output, including the Aceite Terciario del Golfo, Cantarell; Tsimin Xux, Antonio J. Bermúdez, Crudo Ligero Marino and Cuenca de Macuspana Projects; (ii) the direct assignment of transportation and hydrocarbon treatment of service goods in the Ku Maloob Zaap Project, which contributed to the Cantarell Project receiving lower charges for the distribution of service goods . The above was offset by an impairment of $ 1,459,374 in the Burgos and Lakach projects, mainly due to a 15.2% decrease in the price of gas, from 4.92 usd / mpc as of December 31, 2017 to 4.17 usd / mpc as of June 30, 2018 and a slight increase in the discount rate of 2%, with respect to the last quarter of 2017.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	61.08 USD/bl
Average gas price	4.17 USD/mpc
Average condensates price	36.85 USD/bl
Discount rate	14.72% anual

The total forecast production, calculated with a horizon of 25 years is 6,625 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production's proved reserves (1P). The recoverable amount on each asset is the value in use.

Cash Generating Units of Pemex Industrial Transformation

As of June 30, 2018, Pemex Industrial Transformation recognized a reversal of impairment of Ps.

7,803,065.

The reversal of impairment was in the following cash generating units:

Minatitlán Refinery	Ps.	10,851,186
Madero Refinery		8,480,880
Salina Cruz Refinery		(11,529,001)
Net reversal of impairment	Ps.	7,803,065

The reversal of impairment was mainly due to (i) an increase in income related to transportation fees; (ii) the appreciation of the U.S. dollar against the peso, from a peso—U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017 to a peso—U.S. dollar exchange rate of Ps. 19.8633 to U.S. $1.00 as of June 30, 2018; and (iii) an increase in the discount rate of cash generating units of refined products, gas and aromatics by 0.2%, 5% and 0.3%, respectively. The impairment of the Salina Cruz refinery, the cash flows was not sufficient to cover the net value of the assets, due to the temporary closing of operations by major maintenance of its plants.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Industrial Transformation represents the smallest unit that can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flows determination is made based on PEMEX's business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and different statistic models that consider historical information of processes and the capacity of different processing centers.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	Refining	Gas	Petrochemicals
Average crude oil Price	52.3 U.S. dollars	N.A.	N.A.
Processed volume	1,100 mbd	3,085 mmpcd of sour gas	Variable because the load inputs are diverse
Rate of U.S. dollar	Ps.19.8633 mxp/usd	Ps.19.8633 mxp/usd	Ps.19.8633 mxp/usd
Useful lives of the cash generating units	Average 14 years	Average 8 years	Average 7 years
Discount rate	11.76% anually	10.82% anually	9.33% anually
Period	2019-2034	2019-2029	2019-2024

The recoverable amount of assets is based on each asset's value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of June 30, 2018, the value in use for the impairment or reversal of impairment of fixed assets was as follows:

Minatitlán Refinery	Ps.	41,290,257
Madero Refinery		20,843,922
	Ps.	62,134,179

Cash Generating Units of Pemex Fertilizers

Cash generating units are plants used in the ammonia process.

The recoverable amount of assets is based on each asset's value in use. To determine cash flows, volumes to be produced and sales to be carried out were taken into consideration. The discount rate used was 9.33%.

As of June 30, 2018, Pemex Fertilizers recognized an impairment of Ps. 2,154,016. The impairment is presented as a separate line item in the consolidated statement of comprehensive income.

NOTE 13. INTANGIBLE ASSETS

As of June 30, 2018 and December 31, 2017, intangible assets are wells unassigned to a reserve, which amounted Ps. 8,092,054 and Ps. 9,088,563, respectively, as follows:

	June 30, 2018	December 31, 2017
Wells unassigned to a reserve:		
Balance at the beginning of period	Ps. 9,088,563	Ps. 8,639,242
Additions to construction in progress	9,810,680	20,553,952
Transfers against expenses	(8,447,877)	(3,663,986)
Transfers against fixed assets	(2,359,312)	(16,440,645)
Balance at the end of period	Ps. 8,092,054	Ps. 9,088,563

In addition, as of June 30, 2018 and December 31, 2017, PEMEX recognized expenses related to unsuccessful wells of Ps. 606,244 and Ps. 2,500,638, respectively, directly in its statement of comprehensive income.

NOTE 14. LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

a. Long-term notes receivable

As of June 30, 2018 and December 31, 2017, the balance of long-term notes receivable was as follows:

	June 30, 2018	December 31, 2017
Promissory notes issued by the Mexican Government	Ps. 148,338,390	Ps. 147,274,076
Other long-term notes receivable	1,022,386	1,218,833
Total long-term notes receivable	Ps. 149,360,776	Ps. 148,492,909

Promissory notes issued by the Mexican Government

	June 30, 2018	December 31, 2017
Total promissory notes	Ps. 152,010,092	Ps. 149,796,282
Less: current portion of notes receivable (1)	3,671,702	2,522,206
Long-term promissory notes	Ps. 148,338,390	Ps. 147,274,076

(1)The current portion of the promissory notes and the total yield payments due are allocated under sundry debtors in accounts receivable, net (see Note 7).

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the *Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y*

jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX's pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert's review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a value of Ps.184,230,586 as of June 29, 2016, as part of the Mexican Government's assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities' pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016 Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Federal Government or "BONDES D"). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps.135,439,612 increase in equity as a result of the Ps.184,230,586 of the promissory notes as of June 29, 2016, minus the Ps.50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.

As of June 30, 2018 and December 31, 2017, these promissory notes amounted to Ps. 148,338,390 and Ps. 147,274,076, respectively. PEMEX intends to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2018 to 2042 and annual rates ranging from 4.65% to 7.03% as follows:

Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount
1	2019	5.14%	Ps. 3,671,702
1	2020	5.39%	4,539,577
1	2021	5.57%	5,382,870
1	2022	5.74%	5,969,742
1	2023	5.87%	6,519,694
5	2024-2028	5.98% a 6.47%	36,001,121
5	2029-2033	6.61% a 6.85%	36,290,602
5	2034-2038	6.89% a 7.02%	33,018,175
5	2039-2042	7.00% a 6.94%	20,616,609
	Total promissory notes		152,010,092
	Less: current portion		3,671,702
	Long-term notes receivable		Ps. 148,338,390

From January to June 30, 2018 PEMEX recognized Ps. 9,233,950 in accrued yields from these promissory notes, which was recognized as financing income in the consolidated statement of comprehensive income.

Yield rates for these promissory notes are pre-determined and fixed all throughout their lifespans and up to their maturities. Accordingly, fixed rates may not reflect market interest rate conditions as of the due date of each promissory note. In addition, PEMEX believes the promissory notes do not have a credit risk because they are issued by the Mexican Government in Mexican pesos.

b. Other assets

As of June 30, 2018 and December 31, 2017, the balance of other assets was as follows:

	June 30, 2018	December 31, 2017
Payments in advance	Ps. 3,149,078	Ps. 4,683,117
License	3,257,565	2,162,151
Rights-of-way	1,952,993	1,967,304
Other	7,766,517	2,672,605
Total other assets	Ps. 16,126,153	Ps. 11,485,177

NOTE 15. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to June 30, 2018, PEMEX participated in the following financing activities:

- On February, 12, 2018, Petróleos Mexicanos issued U.S. $4,000,000 of debt securities under its U.S. $92,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $2,500,000 5.35% Notes due 2028 and (2) U.S. $1,500,000 6.35% Bonds due 2048.

- On February 12, 2018, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged (1) U.S. $952,454, aggregate principal amount of its outstanding 5.500% Bonds due 2044 for U.S. $881,899, aggregate principal amount of its new 6.350% Bonds due 2048 and (2) U.S. $ 1,021,065, aggregate principal amount of its outstanding 5.6250% Bonds due 2046 for U.S. $946,764, aggregate principal amount of its 6.350% Bonds due 2048.

- On March 5, 2018, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $138,598 aggregate principal amount of its outstanding 3.125% Notes due 2019, U.S. $558,644 aggregate principal amount of its outstanding 5.500% Notes due 2019, U.S. $91,843 aggregate principal amount of its outstanding 8.000% Notes due 2019, U.S. $183,017 aggregate principal amount of its outstanding 6.000% Notes due 2020 and U.S. $817,303 aggregate principal amount of its outstanding 3.500% Notes due 2020.

- On March 27, 2018, Petróleos Mexicanos entered into a credit line in the amount of U.S. $181,101, which bears interest at a rate linked to LIBOR plus 70 basis points, due February 2025 and was used on April 13, 2018.

- On April 16, 2018, Petróleos Mexicanos increased its Medium-Term Notes Program, Series C, from U.S. $92,000,000 to U.S. $102,000,000.

- On May 24, 2018, Petróleos Mexicanos issued €3,150,000,000 of debt securities under its U.S.$102,000,000,000 Medium Term Notes Program, Series C in four tranches: (i) €600,000,000 of its 2.500% Notes due on November 24, 2022; (ii) €650,000,000 of its Floating Rate Notes due on August 24, 2023; (iii) €650,000,000 of its 3.625% Notes due on November 24, 2025; and (iv) €1,250,000,000 of its 4.750% Notes due on February 26, 2029. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services and their respective successors and assignees.

- On June 4, 2018, Petróleos Mexicanos issued CHF365,000,000 of its 1.750% Notes due 2023 under its U.S.$102,000,000,000 Medium Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics, and Pemex Cogeneration and Services and their respective successors and assignees.

- On June 26, 2018, Pro-Agroindustrias, refinanced a credit line for U.S.$250,000 by entering into a new credit line for the same amount, which bears interest at a floating rate linked to LIBOR plus 300 basis points on a quarterly basis and matures on December 26, 2025. This credit agreement is guaranteed by Petróleos Mexicanos.

All the financing activities were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Servicesand all assignees and successors.

From January 1 to June 30, 2018, PMI HBV obtained U.S. $ 9,557,000 from its revolving credit line and repaid U.S. $9,757,000. As of December 31, 2017, the outstanding amount under this revolving credit line was U.S. $227,500. As of June 30, 2018, the outstanding amount under this revolving credit line was U.S. $27,500.

As of June 30, 2018, Petróleos Mexicanos had U.S. $ 6,700,000 and $ 23,500,000 in available credit lines in order to ensure liquidity, which are available.

As of June 30, 2018, PEMEX used the following exchange rates:

	June 30, 2018
U.S. dollar	19.86330
Japanese yen	0.18002
Pound sterling	26.00901
Euro	23.00567
Swiss francs	19.92107
Australian dollar	14.61939

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

a. *Fair value of Derivative Financial Instruments (DFIs)*

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of our DFIs portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as System Applications Products (SAP).

PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

b. Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

c. Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As of June 30, 2018 In thousands of pesos	Carrying amount						Fair value hierarchy			
	FVTPL	FVOCI - debt instruments	FVOCI - equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value										
Derivative financial instruments	Ps. 27,141,083	-	-	-	-	Ps. 27,141,083	-	27,141,083	-	27,141,083
Investments in joint ventures, associates	-	-	1,056,918	-	-	1,056,918	-	1,056,918	-	1,056,918
	Ps. 27,141,083	-	1,056,918	-	-	Ps. 28,198,001				
Financial assets not measured at fair value										
Cash and cash equivalents	Ps. -	-	-	-	109,506,710	-	Ps. 109,506,710	-	-	-	-
Accounts receivable	-	-	-	171,537,070	-	171,537,070	-	-	-	-
Investments in joint ventures, associates	-	-	-	16,938,755	-	16,938,755	-	-	-	-
Long-term notes receivable	-	-	-	149,360,776	-	149,360,776	-	-	-	-
	Ps. -	-	-	447,343,311	-	Ps. 447,343,311				
Financial liabilities measured at fair value										
Derivative financial instruments	Ps.(14,958,973)	-	-	-	-	Ps. (14,958,973)	-	(14,958,973)	-	(14,958,973)
	Ps.(14,958,973)	-	-	-	-	Ps. (14,958,973)				
Financial liabilities not measured at fair value										
Suppliers	Ps. -	-	-	-	(109,471,364)	Ps. (109,471,364)	-	-	-	-
Accounts payable	-	-	-	-	(21,301,855)	(21,301,855)	-	-	-	-
Debt	-	-	-	-	(2,070,332,329)	(2,070,332,329)	-	(2,099,656,515)	-	(2,099,656,515)
	Ps. -	-	-	-	(2,201,105,548)	Ps.(2,201,105,548)				

As of December 31, 2017 In thousands of pesos	Carrying amount						Fair value hierarchy			
	FVTPL	Held-to-maturity	Loans and receivables	Available-for-sale	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value										
Derivative financial instruments	Ps. 30,113,454	-	-	-	-	Ps. 30,113,454	-	30,113,454	-	30,113,454
Investments in joint ventures, associates	-	-	-	1,056,918	-	1,056,918	-	1,056,918	-	1,056,918
	Ps. 30,113,454	-	-	1,056,918	-	Ps. 31,170,372				
Financial assets not measured at fair value										
Cash and cash equivalents	Ps. -	-	97,851,754	-	-	Ps. - 97,851,754	-	-	-	-
Accounts receivable	-	-	170,645,678	-	-	170,645,678	-	-	-	-
Investments in joint ventures, associates	-	16,707,364	-	-	-	16,707,364	-	-	-	-
Long-term notes receivable	-	148,492,909	-	-	-	148,492,909	-	-	-	-
	Ps. -	165,200,273	268,497,432	-	-	Ps. 433,697,705				
Financial liabilities measured at fair value										
Derivative financial instruments	Ps.(17,745,979)	-	-	-	-	Ps. (17,745,979)	-	(17,745,979)	-	(17,745,979)
	Ps.(17,745,979)	-	-	-	-	Ps. (17,745,979)				
Financial liabilities not measured at fair value										
Suppliers	Ps. -	-	-	-	(139,955,378)	Ps. (139,955,378)	-	-	-	-
Accounts payable	-	-	-	-	(23,211,845)	(23,211,845)	-	-	-	-
Debt	-	-	-	-	(2,037,875,071)	(2,037,875,071)	-	(2,153,383,220)	-	(2,153,383,220)
	Ps. -	-	-	-	(2,201,042,294)	Ps.(2,201,042,294)				

d. Accounting treatment and DFIs' impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income, net" line item in the consolidated statement of comprehensive income.

As of June 30, 2018 and December 31, 2017, the net fair value of PEMEX's DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the

consolidated statement of financial position, was Ps. 12,182,110 and Ps. 12,367,475, respectively. As of June 30, 2018 and December 31, 2017, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income, net" line item.

For the periods ended June 30, 2018 and 2017, PEMEX recognized a net (loss)/gain of Ps. (9,292,906) and Ps. 20,332,885, respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of June 30, 2018 and December 31, 2017, PEMEX did not recognize any embedded derivatives (foreign currency or index).

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of June 30, 2018 and December 31, 2017, the provisions for sundry creditors and others is as follows:

	June 30, 2018		December 31, 2017	
Provision for plugging of wells (Note 12)	Ps.	73,160,276	Ps.	68,797,600
Provision for trials in process (Note 18)		9,502,852		7,812,689
Provision for environmental costs		11,320,443		11,067,134
	Ps.	93,983,571	Ps.	87,677,423

NOTE 18. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these financial statements. As of June 30, 2018, and December 31, 2017, PEMEX had accrued a reserve of Ps. 9,502,852, and Ps. 7,812,689, respectively, for these contingent liabilities.

As of June 30, 2018, the current status of the principal lawsuits in which PEMEX is involved is as follows:

- On April 4, 2011, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* ("Seventh Regional Metropolitan Court") of the *Tribunal Federal de Justicia Fiscal y Administrativa* ("Tax and Administrative Federal Court") in connection with an administrative claim (No. 4957/1117071) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex-Exploration and Production's termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the *Sexta Sala Regional Metropolitana*

("Sixth Regional Metropolitan Court") of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex-Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. On May 3, 2017, the proceeding was closed for a judgment to be issued. As of the date of these financial statements, a resolution from the Second Section of the Superior Court of the Tax and Administrative Federal Court is still pending.

- On June 11, 2015, the *Segunda Sala Regional del Noreste* ("Second Regional Northeast Court") notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbon spill on their land. Pemex-Refining filed a response to this claim and the plaintiffs were given time to amend their claim. The defendant filed a motion against this. Each party filed its expert´s environmental opinion and Second Regional Northeast Court appointed an independent expert, who issued his opinion on June 6, 2018 stating no damages was caused. As of the date of these financial statements, the trial is in the pleadings stage. A final judgment is still pending.

- On July 8, 2011, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Chief Executive Officer of Petróleos Mexicanos and the Chief Executive Officer of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* ("Hidalgo-Mexico Second Regional Court") of the Tax Administrative Federal Court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation for the cancellation of its alleged petroleum rights concessions and damages for up to Ps.1,552,730. On August 20, 2014, the proceeding was sent to the *Segunda Sección de la Sala Superior* ("Second Section of The Superior Court") of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-s2-07-04). On October 29, 2014, the proceeding was returned to the Second Regional Court to correct a procedural error. A new term to file pleas was approved. On September 7, 2017, a motion was filed questioning a signature's authenticity. In December 2017, a documentary expert's opinion was filed by the plaintiff and a new expert was designated by Pemex Exploration and Production. On April 18, 2018, each party filed its pleas and the claim was sent to the Second Section of the Superior Court. As of the date of these financial statements, a final judgment is still pending.

- On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. ("SUBSEA 7") seeking U.S.$153,000 related to additional expenses in connection with a pipelines construction contract. On January 5, 2018 Pemex Exploration and Production filed a response to this claim. As of the date of these financial statements, the appointment of the Chairperson of arbitration trial is still pending.

- On August 1, 2017, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 11590/17-17-06-2) filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sixth Regional Metropolitan Court seeking Ps. 800,000 and U.S.$ 12.82 and to have the settlement certificate dated March 22, 2017 related to services agreement declared null and void. On September 25, 2017 Pemex Exploration and Production filed a response to this claim. As of the date of these financial statements, a final resolution is still pending. As of the date of these financial statements, pleadings are to be filed by the parties. The claim was drawn by the Superior Court to solve it. As of the date of these financial statements, a final judgment is still pending.

- In March 2018, Pemex Drilling and Services was summoned before the International Centre for Dispute Resolution of the American Arbitration Association in connection with an arbitration claim (No. 01-18-0001-1499) filed by Loadmaster Universal Rigs, Inc., Loadmaster Drilling Technologies, LLC, Ulterra Drilling Technologies Mexico, S.A. de C.V. and Kennedy Fabricating, LLC seeking U.S. $139,870 in connection with the construction and acquisition of modular drilling equipment. On June 6, 2018, the plaintiffs responded the counterclaim. As of the date of these financial statements, the appointment of the Chairperson of the

Arbitration Court is still pending. Once the Arbitration Court is integrated, the proceeding schedule will be formulated.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 19. SUBSEQUENT EVENTS

As of July 26, 2018, the Mexican peso-U.S. dollar exchange rate was Ps. 18.8506 per U.S. dollar, which represents a 5.1% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2018, which was Ps. 19.8633 per U.S. dollar.

As of July 26, 2018, the weighted average price of the crude oil exported by PEMEX was U.S. $65.76 per barrel. This represents a price decreaseof approximately 4.31% as compared to the average price as of June 30, 2018, which was U.S. $68.72 per barrel.

During the period from July 1 to 28, 2018, PMI HBV obtained U.S. $1,253,000 billion in financing from its revolving credit lines and repaid U.S. $685,000 billion. The outstanding amount under these revolving credit lines was U.S. $595,500 million as of July 28, 2018.

On July 6, 2018, we announced that we had reached an agreement to sell our 44.09% stake in PMV to Mexichem. Our divestiture from this joint venture was motivated by the decision of the Board of Directors of PMV not to rebuild PMV's vinyl chloride plant, which suffered an accident on April 20, 2016. The aggregate value of this transaction is approximately Ps. 3,436 million; the transaction also involves the reintegration into PEMEX of the vinyl chloride monomer plants and related infrastructure at the Pajaritos petrochemical complex.

On July 13, 2018, the Board of Directors of Petróleos Mexicanos issued the Declaration of Liquidation and Extinction of Pemex Cogeneration and Services, which on July 27, 2018 was published in the Official Gazette of the Federation. Pemex Industrial Transformation is subrogated in any obligation contracted or right acquired previously, in Mexico and abroad, by Pemex Cogeneration and Services that is in force on the date on which said Declaration takes effect.

Dividends paid, ordinary shares:	0
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	0
Dividends paid, other shares per share:	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: _____
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: August 20 , 2018

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
- activities relating to our lines of business, including the generation of electricity;
- projected and targeted capital expenditures and other costs, commitments and revenues;
- liquidity and sources of funding, including our ability to continue operating as a going concern;
- strategic alliances with other companies; and
- the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition, including on our ability to hire and retain skilled personnel;
- **limitations on our access to sources of financing on competitive terms;**
- our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
- **uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;**
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.